EXECUTION COPY

STOCK AND ASSET PURCHASE AGREEMENT

dated as of December 3, 2017

by and among

HARTFORD HOLDINGS, INC.,

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
(solely for purposes of Section 7.19, Section 8.06(b), Section 8.08, Section 8.09 and Article XIV and to the extent applicable to such Sections, Article I),

HOPMEADOW ACQUISITION, INC.,

HOPMEADOW HOLDINGS, LP and HOPMEADOW HOLDINGS GP LLC

TABLE OF CONTENTS
Page
ARTICLE IDEFINITIONS    3
Section 1.01Certain Defined Terms    3
ARTICLE IIPURCHASE AND SALE    25
Section 2.01Purchase and Sale of the Shares and Acquired Assets; Assumption of Assumed Liabilities    25
Section 2.02Purchase Price.    25
Section 2.03Leakage    26
Section 2.04Dividend Restriction Purchase Price Adjustment    26
Section 2.05Payments and Computations    27
Section 2.06Allocation of Purchase Price    27
Section 2.07Intended Tax Treatment    27
ARTICLE IIITHE CLOSING    27
Section 3.01Closing    27
Section 3.02Payments    28
Section 3.03Buyer’s Additional Closing Date Deliveries    28
Section 3.04Seller’s Additional Closing Date Deliveries    28
Section 3.05Post-Closing Deliveries    29
ARTICLE IVREPRESENTATIONS AND WARRANTIES REGARDING SELLER, HFSG AND THE SELLER PARTIES    29
Section 4.01Incorporation and Authority of Seller, HFSG and the Seller Parties    29
Section 4.02No Conflict    30
Section 4.03Consents and Approvals    30
ARTICLE VREPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED COMPANIES, ACQUIRED ASSETS AND THE BUSINESS    31
Section 5.01Incorporation and Authority of the Acquired Companies    31
Section 5.02Capital Structure of the Acquired Companies; Ownership and Transfer of the Shares; Ownership of the Acquired Assets    32
Section 5.03SEC Reports; Financial Statements; Absence of Undisclosed Liabilities    33
Section 5.04Absence of Certain Changes    35
Section 5.05Books and Records    36
Section 5.06Absence of Litigation    36
Section 5.07Compliance with Laws    36
Section 5.08Governmental Licenses and Permits    37
Section 5.09Intellectual Property    38
Section 5.10Information Technology, Data Security and Privacy    39
Section 5.11Environmental Matters    39
Section 5.12Material Contracts    40
Section 5.13Affiliate Transactions; Intercompany Accounts    43
Section 5.14Employee Benefits; Employees    43
Section 5.15Insurance Issued by the Insurance Companies    45
Section 5.16Separate Accounts; ERISA Compliance of Accounts    46
Section 5.17Reinsurance    49
Section 5.18Distributors and Brokers; Third-Party Administrators    50
Section 5.19Investment Assets    51
Section 5.20Insurance    51
Section 5.21Property    51
Section 5.22Sufficiency of Assets    52
Section 5.23Taxes    52
Section 5.24Insurance-Product-Related Tax Matters    54
Section 5.25Actuarial Appraisal; Reserves    55
Section 5.26Regulatory Filings    56
Section 5.27Broker-Dealer    57
Section 5.28Director and Officer Claims    59
Section 5.29Brokers    59
Section 5.30NO OTHER REPRESENTATIONS OR WARRANTIES    59
ARTICLE VIREPRESENTATIONS AND WARRANTIES REGARDING BUYER, BUYER PARENT, BUYER PARENT GP AND BUYER PARTIES    59
Section 6.01Incorporation and Authority of Buyer    60
Section 6.02No Conflict    60
Section 6.03Consents and Approvals    61
Section 6.04Absence of Litigation    61
Section 6.05Securities Matters    61
Section 6.06Financial Ability    61
Section 6.07Investigation    63
Section 6.08Brokers; No Inducement or Reliance; Independent Assessment    64
Section 6.09Regulatory Matters    65
Section 6.10Capital Structure of Buyer, Buyer Parent and Buyer Parent GP    65
Section 6.11Absence of Undisclosed Liabilities; Indebtedness    67
Section 6.12No Other Business    67
Section 6.13Contracts; Affiliate Transactions    67
Section 6.14Compliance with Laws    68
Section 6.15Employees    68
Section 6.16Investment Company    68
ARTICLE VIIACTIONS PRIOR TO THE CLOSING DATE    68
Section 7.01Conduct of Business Prior to the Closing    69
Section 7.02Access to Information    74
Section 7.03Regulatory and Other Authorizations; Consents    75
Section 7.04Notification; Cooperation    78
Section 7.05Shared Contracts    79
Section 7.06Intercompany Obligations    79
Section 7.07Intercompany Arrangements    79
Section 7.08Existing Indemnification Rights    80
Section 7.09Supplements to Seller Disclosure Schedule    80
Section 7.10Release    81
Section 7.11Bank Accounts    82
Section 7.12Consolidation Restructuring    82
Section 7.13Transition Services Agreement    83
Section 7.14Migration and Separation    83
Section 7.15Assigned Lease    84
Section 7.16Transfers of Unrelated HLI Assets and Unrelated HLI Liabilities    84
Section 7.17Suspense Account Obligations    84
Section 7.18Specified Third-Party Reinsurance Binder    84
Section 7.19Conveyance of the Windsor Real Property to HFSG    84
Section 7.20Investor Term Sheet    85
ARTICLE VIIIADDITIONAL AGREEMENTS    86
Section 8.01Access to Information    86
Section 8.02Books and Records    86
Section 8.03Confidentiality    87
Section 8.04Insurance    88
Section 8.05Trade Names and Trademarks    89
Section 8.06Guarantees    91
Section 8.07Transaction Agreements    91
Section 8.08Non-Solicitation    91
Section 8.09Non-Competition    92
Section 8.10D&O Liabilities    94
Section 8.11Deletion of Software    94
Section 8.12Extraordinary Dividend    95
Section 8.13True-Up Dividend    95
Section 8.14Seller Affiliated Funds    95
Section 8.15Certain Group Annuity Contracts    96
Section 8.16HLI Obligations Relating to Certain Prior Dispositions    96
Section 8.17Commitments    96
Section 8.18Further Action    98
Section 8.19Seller Confidentiality Agreements    99
Section 8.20Exclusivity    99
Section 8.21Gemini Hedge Specified Entities    100
Section 8.22Management of Prospective Assets    100
Section 8.23Seed Money in Mutual Funds    100
Section 8.24Divisions    100
Section 8.25HVIT Funds Platform    101
Section 8.26The Hartford International Asset Management Company Limited    101
Section 8.27Investment, Hedging and Risk Management Practices and Strategies    101
Section 8.28529 Plan Management Agreements    102
Section 8.29Closing Date Surplus Note    102
ARTICLE IXEMPLOYEE MATTERS    103
Section 9.01Employee Matters    103
ARTICLE XTAX MATTERS    108
Section 10.01Liability for Taxes    108
Section 10.02Tax Returns    110
Section 10.03Contest Provisions    113
Section 10.04Assistance and Cooperation    113
Section 10.05Tax Sharing Payments    114
Section 10.06Other Tax Matters    116
Section 10.07Section 338(h)(10) Elections    117
ARTICLE XICONDITIONS TO CLOSING AND RELATED MATTERS    118
Section 11.01Conditions to Obligations of Seller    118
Section 11.02Conditions to Obligations of Buyer    119
ARTICLE XIITERMINATION AND WAIVER    120
Section 12.01Termination    120
Section 12.02Notice of Termination    121
Section 12.03Effect of Termination    121
Section 12.04Termination Fee    122
Section 12.05Extension; Waiver    124
ARTICLE XIIIINDEMNIFICATION    124
Section 13.01Indemnification by Seller    124
Section 13.02Indemnification by Buyer    125
Section 13.03Notification of Claims    125
Section 13.04Payment    128
Section 13.05No Duplication; Exclusive Remedies    128
Section 13.06Additional Indemnification Provisions    129
Section 13.07Reserves    130
Section 13.08Participation of Specified Third-Party Reinsurer    131
ARTICLE XIVGENERAL PROVISIONS    131
Section 14.01Survival    131
Section 14.02Expenses    131
Section 14.03Notices    131
Section 14.04Public Announcements    133
Section 14.05Severability    133
Section 14.06Entire Agreement    133
Section 14.07Assignment    133
Section 14.08No Third-Party Beneficiaries    133
Section 14.09Amendment    134
Section 14.10Schedules    134
Section 14.11Submission to Jurisdiction    134
Section 14.12Governing Law    134
Section 14.13Waiver of Jury Trial    135
Section 14.14Specific Performance    135
Section 14.15Waivers    135
Section 14.16Rules of Construction    135
Section 14.17Counterparts    136
Section 14.18HFSG Guaranty    136

SCHEDULES
Schedule 1.01(a)	Certain Acquired Assets
Schedule 1.01(b)	Assigned Lease
Schedule 1.01(c)	Certain Excluded Assets
Schedule 1.01(d)	Seller Knowledge Persons
Schedule 1.01(e)	Buyer Knowledge Persons
Schedule 1.01(f)	Leakage
Schedule 1.01(g)	Permitted Leakage
Schedule 1.01(h)	Prior Disposition Agreements
Schedule 1.01(i)	Certain Transferred Contracts
Schedule 1.01(j)	Transferred Owned Intellectual Property
Schedule 1.01(k)	Windsor Real Property
Schedule 1.01(l)	Gemini Counterparties
Schedule 1.01(m)	Specified HLI Contracts
Schedule 1.01(n)	Limited Guarantees
Schedule 1.01(o)	Estimated Reinsurance Terms
Schedule 1.01(p)	Final Reinsurance Terms
Schedule 7.01(a)	Seller’s Conduct of Business
Schedule 7.01(b)	Acquired Companies’ Conduct of Business
Schedule 7.03(b)(ii)	Key Terms of Business Plan
Schedule 7.03(b)(iv)	Other Support Arrangements
Schedule 7.03(d)	Third-Party Consents
Schedule 7.06	Intercompany Obligations
Schedule 7.07	Intercompany Arrangements
Schedule 7.17	Suspense Account Obligations
Schedule 8.06(a)	Certain Intercompany Guarantees
Schedule 8.06(b)	Certain Company Guarantee
Schedule 8.14	Seller Affiliated Funds
Schedule 8.15	Agreements Relating to Certain Group Annuity Contracts
Schedule 8.16	HLI Obligations Relating to Certain Prior Dispositions
Schedule 8.23	Seed Money Assets
Schedule 8.25	HVIT Funds Platform
Schedule 8.28	529 Plan Management Agreements
Schedule 9.01(d)	Foreign Nationals
Schedule 10.05(b)(i)	Deemed Tax Liability Payments
Schedule 10.05(b)(vii)	Tax Sharing Payments
Schedule 10.05(c)	Closing True-Up Payments
Schedule 10.07(a)	Section 338(h)(10) Elections
Schedule 11.01(b)	Seller Governmental Approvals
Schedule 11.02(b)	Buyer Governmental Approvals
Schedule 13.01(a)(iii)	Seller Retained Liabilities

EXHIBITS
Exhibit A-1	Form of Buyer Hold Harmless and Indemnification Agreement
Exhibit A-2	Form of HLIC Hold Harmless and Indemnification Agreement
Exhibit A-3	Form of ILA Hold Harmless and Indemnification Agreement
Exhibit B	Form of Seller Hold Harmless and Indemnification Agreement
Exhibit C	Form of HLA Reinsurance Agreement
Exhibit D	Form of HLA Administrative Services Agreement
Exhibit E	Form of HLIC Reinsurance Agreement
Exhibit F	Form of HLIC Administrative Services Agreement
Exhibit G-1	Form of Investment Management Agreement
Exhibit G-2	Form of Amendment to Investment Management Agreement (COLI/BOLI Accounts)
Exhibit G-3	Form of Amendment to Investment Management Agreement (Pension Accounts)
Exhibit H	Form of Windsor Real Property Quitclaim Deed
Exhibit I	Form of Windsor Real Property Lease
Exhibit J	Form of Assignment and Assumption Agreement
Exhibit K	Form of Bill of Sale
Exhibit L	Form of Lease Assignment Agreement
Exhibit M	Form of Patent Assignment
Exhibit N-1	Form of Patent License Agreement (Grant-Back)
Exhibit N-2	Form of Patent License Agreement (Outbound)
Exhibit O	Form of Trademark License Agreement
Exhibit P-1	Form of Transition Services Agreement
Exhibit P-2	Form of Reverse Transition Services Agreement

This STOCK AND ASSET PURCHASE AGREEMENT (including all schedules, exhibits and amendments hereto, this “Agreement”), dated as of December 3, 2017, is made by and among HARTFORD HOLDINGS, INC., a Delaware corporation (“Seller”), HOPMEADOW ACQUISITION, INC., a Delaware corporation (“Buyer”), HOPMEADOW HOLDINGS, LP, a Delaware limited partnership that has made an election to be treated as a corporation for U.S. federal income tax purposes (“Buyer Parent”), HOPMEADOW HOLDINGS GP LLC, a Delaware limited liability company (“Buyer Parent GP”), and, solely for purposes of Section 7.19, Section 8.06(b), Section 8.08, Section 8.09 and Article XIV and to the extent applicable to such Sections, Article I of this Agreement, THE HARTFORD FINANCIAL SERVICES GROUP, INC., a Delaware corporation (“HFSG”).
PRELIMINARY STATEMENTS
A.Seller owns all of the issued and outstanding Capital Stock (the “Shares”) of Hartford Life, Inc., a Delaware corporation (“HLI”);
B.    Seller desires to sell to Buyer, and Buyer desires to purchase from Seller and its Affiliates, the Shares and Acquired Assets, and Seller desires to assign or transfer to Buyer or the Acquired Companies, and Buyer or the Acquired Companies desire to assume or accept from Seller and its Affiliates, Assumed Liabilities and Acquired Assets, in each case, upon the terms and subject to the conditions set forth herein;
C.    Seller intends to cause its Affiliates and the Acquired Companies to make the Closing True-Up Payments on or prior to the Closing Date;
D.    Seller intends to cause Hartford Life Insurance Company, a Connecticut insurance company (“HLIC”), to pay the Extraordinary Dividend and the True-Up Dividend to HLI, and to cause HLI to pay the Extraordinary Dividend and the True-Up Dividend to Seller, on or prior to the Closing Date;
E.    Seller intends to cause the transfer of the shares of Capital Stock of HIMCO Distribution Services Company, Hartford Life and Accident Insurance Company, a Connecticut insurance company (“HLA”), and Hartford Funds Management Group, Inc., a Delaware corporation (“HFMG”), to Seller or one of its Affiliates (other than the Acquired Companies) on or prior to the Closing Date;
F.    Seller and Buyer desire that, among other things, concurrently with the Closing:
(i)Buyer, HLIC and Hartford Life and Annuity Insurance Company, a Connecticut insurance company (“ILA”), as applicable, deliver to HFSG, HLA and Hartford Fire Insurance Company, a Connecticut insurance company (“HFIC”), hold harmless and indemnification agreements substantially in the forms attached hereto as Exhibits A-1, A-2 and A-3 (collectively, the “Buyer Hold Harmless and Indemnification Agreements”);
(ii)    HFSG deliver to Buyer a hold harmless and indemnification agreement substantially in the form attached hereto as Exhibit B (the “Seller Hold Harmless and Indemnification Agreement”);
(iii)    HLA cede to HLIC certain individual life insurance business pursuant to a reinsurance agreement substantially in the form attached hereto as Exhibit C (the “HLA Reinsurance Agreement”);
(iv)    HLIC administer the business reinsured under the HLA Reinsurance Agreement and certain other structured settlement annuity and terminal funding group annuity business of HLA pursuant to an administrative services agreement substantially in the form attached hereto as Exhibit D (the “HLA Administrative Services Agreement”);
(v)    HLIC cede to HLA certain group benefits (including disability) business pursuant to an amended and restated reinsurance agreement substantially in the form attached hereto as Exhibit E (the “HLIC Reinsurance Agreement”);
(vi)    HLA administer the business reinsured under the HLIC Reinsurance Agreement pursuant to an administrative services agreement substantially in the form attached hereto as Exhibit F (the “HLIC Administrative Services Agreement”);
(vii)    Hartford Investment Management Company, a Delaware corporation (“HIMCO”), continue to provide certain investment management and administrative services to HLIC and ILA, following the Closing pursuant to an investment management agreement substantially in the form attached hereto as Exhibit G-1 (the “Investment Management Agreement”) and amendments to existing investment management agreements substantially in the forms attached hereto as Exhibit G-2 (the “Amendment to Investment Management Agreement (COLI/BOLI Accounts)”) and Exhibit G-3 (the “Amendment to Investment Management Agreement (Pension Accounts)”);
G.    Prior to the Closing, Seller will cause HLIC to sell, convey, transfer, assign and deliver to HFSG by quitclaim deed substantially in the form attached hereto as Exhibit H (the “Windsor Real Property Quitclaim Deed”), all of HLIC’s right, title and interest in the Windsor Real Property, for and in consideration of a purchase price equal to the book value of the Windsor Real Property as of the Accounts Date in the amount of $71,057,734 (the “Windsor Real Property Purchase Price”), pursuant to the provisions of Section 7.19 (the “Windsor Real Property Conveyance Transaction”), and concurrently with the Closing, HFSG will lease a portion of the Windsor Real Property to HLIC pursuant to a real property lease substantially in the form attached hereto as Exhibit I (the “Windsor Real Property Lease”);
H.    Buyer, Buyer Parent and each of the Investors have entered into, and Buyer has delivered to Seller, the Commitment Letters (as defined below);
I.    Seller intends to receive the Rollover Equity in partial consideration for the Shares;
J.    Buyer, the reinsurer under the Specified Third-Party Reinsurance Agreements (the “Specified Third-Party Reinsurer”), HLIC, ILA and Seller have entered into a binding commitment agreement (the “Specified Third-Party Reinsurance Binder”), pursuant to which each of HLIC, ILA and the Specified Third-Party Reinsurer, subject to the terms and conditions thereof, has agreed, among other things, to execute the Specified Third-Party Reinsurance Agreements and the Specified Third-Party Reinsurance Trust Agreements on the first (1st) Business Day following the Closing Date; and
K.    In the event that the Connecticut Insurance Department indicates that it will not approve the Extraordinary Dividend in an amount equal to the Specified Pre-Closing Dividend Amount without an increase in HLIC’s surplus by an amount equal to or less than the Specified Pre-Closing Dividend Amount (the “Surplus Shortfall”), HLIC will issue to Seller on the Closing Date (but prior to the Closing) a surplus note with a principal amount equal to the Surplus Shortfall (the “Closing Date Surplus Note”) in exchange for a cash purchase price equal to the principal amount of the Closing Date Surplus Note.
NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties to this Agreement agree as follows:
ARTICLE I
DEFINITIONS
Section 1.01    Certain Defined Terms. Capitalized terms used in this Agreement have the meanings specified or referred to in this Section 1.01.
“2017 Bonus Pool” shall have the meaning set forth in Section 9.01(f).
“529 Plan Management Agreements” shall have the meaning set forth in Section 8.28.
“Accounts Date” means December 31, 2016.
“Acquired Assets” means all of Seller’s and its Affiliates’ (other than the Acquired Companies’) right, title and interest in and to the assets, properties, contracts and rights used exclusively in connection with the Business, including the (a) assets, properties and rights that are set forth on Schedule 1.01(a) hereto, (b) Transferred Owned Intellectual Property and (c) Transferred Contracts, in each case, excluding the Excluded Assets.
“Acquired Business” shall have the meaning set forth in Section 8.09(c)(ix).
“Acquired Companies” means, collectively, HLI and each of its Subsidiaries set forth in Section 5.02(a) of the Seller Disclosure Schedule.
“Acquired Company Releasee” shall have the meaning set forth in Section 7.10(a).
“Acquired Subsidiaries” means the Subsidiaries of HLI that are Acquired Companies.
“Acquisition Proposal” shall have the meaning set forth in Section 8.20.
“Action” means any claim, action, suit, litigation, arbitration, investigation, inquiry, hearing, charge, complaint, demand, notice or proceeding by or before any Governmental Authority or arbitrator or arbitration panel or similar Person or body.
“Actuarial Appraisal” shall have the meaning set forth in Section 5.25(a).
“Additional Adjustment” means an amount equal to the Rollover Equity Percentage multiplied by the Dividend Restriction Purchase Price Adjustment.
“Additional Limited Guarantees” shall have the meaning set forth in Section 8.17(b).
“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided, that following the Closing none of the Acquired Companies shall be Affiliates of Seller.
“After-Tax Basis” means that, in determining the amount of the payment necessary to indemnify and hold harmless any party against Losses, the amount of such Losses shall be determined net of any Tax benefit derived (or reasonably expected to be derived) by the Indemnified Party (or any Affiliate thereof) as the result of sustaining or paying such Losses (including as the result of facts or circumstances due to which the Indemnified Party sustained or paid such Losses) in the year of such Loss and the subsequent three years. Such Tax benefits shall be computed (a) on an assumed basis using reasonable assumptions, (b) on a present value basis, using a discount rate equal to the mid-term AFR and (c) assuming the maximum federal corporate rate reasonably expected to be in effect in the year(s) in which the Tax benefit is derived taking into account any legislative changes scheduled to take effect for such year.
“Agreement” shall have the meaning set forth in the preamble hereto.
“Alternate Bidder” shall have the meaning set forth in Section 8.20.
“Alternative 1” shall have the meaning set forth in Schedule 7.03(b)(iv).
“Alternative 2” shall have the meaning set forth in Schedule 7.03(b)(iv).
“Amendment to Investment Management Agreement (COLI/BOLI Accounts)” shall have the meaning set forth in the preliminary statements hereto.
“Amendment to Investment Management Agreement (Pension Accounts)” shall have the meaning set forth in the preliminary statements hereto.
“A.M. Best” means A.M. Best Company, Inc., or any successor thereto.
“Anti-Bribery Laws” means any Laws with respect to the offering, giving, receiving or soliciting, directly or indirectly, of anything of value to improperly influence the actions of any Governmental Authority or any employee or representative thereof, including the U.S. Foreign Corrupt Practices Act of 1977.
“Applicable Termination” means a termination of this Agreement by Seller pursuant to Section 12.01(e) or Section 12.01(g).
“Approved Trades” means discretionary trading by an Acquired Company in the secondary market with respect to stocks, derivatives, bonds, notes, debentures, mortgage loans, collateral loans and all other instruments of indebtedness held by such Acquired Company in its general account for which (a) Seller has given Buyer written notice and (b) Buyer has not given Seller written notice that it does not approve such trade by 12:00 p.m. New York City time on the Business Day immediately following Buyer’s receipt of the notice described in clause (a).
“Assigned Lease” means the real property lease of HFIC that is set forth on Schedule 1.01(b).
“Assigned Lease Landlord” means Intrepid Holdings, L.L.P., the landlord under the Assigned Lease, its successors and assigns.
“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement between the applicable Acquired Companies and Seller, to be entered into pursuant to Section 8.07 and which shall be in substantially the form attached hereto as Exhibit J.
“Assumed Liabilities” means Liabilities to the extent arising under or relating to the Acquired Assets, whether arising prior to, at or following the Closing Date.
“Base Amount” shall have the meaning set forth in Section 2.02.
“Bill of Sale” means the Bill of Sale between Buyer (or such Acquired Companies as Buyer may designate prior to the Closing) and Seller, to be entered into pursuant to Section 8.07 and which shall be in substantially the form attached hereto as Exhibit K.
“Broker-Dealer” means Hartford Securities Distribution Company, Inc., a Connecticut corporation.
“Broker-Dealer Activities” shall have the meaning set forth in Section 5.27(a).
“Burdensome Condition” shall have the meaning set forth in Section 7.03(b).
“Business” means the business of the Acquired Companies (other than, with respect to HLI, any business to the extent relating to the Unrelated HLI Assets and Unrelated HLI Liabilities) and the business of HLA (solely to the extent relating to the HLA Insurance Contracts), in each case, as conducted as of and since the Accounts Date unless expressly stated otherwise herein.
“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.
“Business Employees” means, collectively, those individuals employed by Seller or any of its Affiliates who are (a) providing substantial services to the Business as of the date hereof, (b) reasonably designated by Seller to represent a group of individuals who, in the aggregate, are providing services to the Business equal to the substantial services of one individual as of the date hereof, in the case of each of (a) and (b), as listed in Section 5.14(a) of the Seller Disclosure Schedule and (c) those individuals who, subsequent to the date hereof, start to provide substantial services to the Business. An individual who provides “substantial services” means an individual who provides services to the Business for at least seventy-five percent (75%) of the total business time during which he or she provides services to Seller or any of its Affiliates.
“Business Premises” means the premises that are the subject of the Assigned Lease.
“Buyer” shall have the meaning set forth in the preamble hereto.
“Buyer Agreed Cap” shall have the meaning set forth in Schedule 1.01(o).
“Buyer Disclosure Schedule” means the disclosure schedule dated as of the date hereof delivered by Buyer to Seller in connection with the execution and delivery of this Agreement.
“Buyer Hold Harmless and Indemnification Agreements” shall have the meaning set forth in the preliminary statements hereto.
“Buyer Indemnified Parties” shall have the meaning set forth in Section 13.01(a).
“Buyer Indemnifying Parties” shall have the meaning set forth in Section 13.02(a).
“Buyer Liens” means any Liens arising as a result of any agreement of, or any Governmental Order binding on, or any act or omission by, Buyer or its designated assignee(s) hereunder or any of their respective Affiliates, but not Seller or any of its Affiliates.
“Buyer Material Adverse Effect” means a material impairment or delay of the ability of any of Buyer or Buyer Parties to perform their material obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby or thereby.
“Buyer Parent” shall have the meaning set forth in the preamble hereto.
“Buyer Parent Interests” shall have the meaning set forth in Section 2.02.
“Buyer Parent GP” shall have the meaning set forth in the preamble hereto.
“Buyer Parent GP Interests” shall have the meaning set forth in Section 2.02
“Buyer Party” means each Affiliate of Buyer that is, or is contemplated by this Agreement to become at the Closing, a party to one or more Transaction Agreements. For clarity, none of the Acquired Companies shall be deemed to be a “Buyer Party” hereunder.
“Buyer Related Party” shall have the meaning set forth in Section 12.04(a)(iii).
“Buyer Releasor” shall have the meaning set forth in Section 7.10(c).
“Buyer Transaction Agreements” shall have the meaning set forth in Section 6.01(b).
“Capital Stock” means any capital stock, limited partnership interest or membership interest of, or other type of equity ownership interest in, as applicable, a Person.
“Change” shall have the meaning set forth in Section 8.17(b).
“Closing” shall have the meaning set forth in Section 3.01.
“Closing Date” shall have the meaning set forth in Section 3.01.
“Closing Date Surplus Note” shall have the meaning set forth in the preliminary statements hereto.
“Closing True-Up Payments” shall have the meaning set forth in Section 10.05(c).
“Code” means the United States Internal Revenue Code of 1986.
“Commitments” shall have the meaning set forth in Section 6.06(a).
“Commitment Letters” shall have the meaning set forth in Section 6.06(a).
“Company Material Adverse Effect” means (a) a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Acquired Companies (other than, with respect to HLI, the Unrelated HLI Assets or Unrelated HLI Liabilities) and the Business, taken as a whole; provided, that none of the following (or the results thereof) shall constitute or be deemed to contribute to a Company Material Adverse Effect, and otherwise shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur: any adverse fact, circumstance, change or effect arising out of, resulting from or attributable to (i) changes in the United States or global economy or capital or financial markets, including changes in interest or exchange rates or a downturn in equity markets, (ii) changes in political conditions generally of the United States, and any natural disasters, pandemics, hostilities, acts of war, sabotage, terrorism or military actions, (iii) conditions generally affecting participants in the industries in which the Acquired Companies operate, (iv) the announcement of this Agreement and the transactions contemplated hereby and the identity of Buyer (including effects related to compliance with the covenants contained herein or the failure to take any action as a result of any restrictions or prohibitions set forth herein), (v) any changes or prospective changes in Law, GAAP, SAP or the enforcement or interpretation thereof, (vi) any action taken by Buyer or its Affiliates with respect to the transactions contemplated hereby, (vii) any change in the credit, financial strength or other ratings (other than the facts underlying any such change) of Seller or any of its Affiliates, including the Acquired Companies, other than an A.M. Best ratings downgrade to below “C+”, (viii) the value of any of the Investment Assets of the Acquired Companies, (ix) any failure by the Acquired Companies to achieve any earnings, premiums written, or other financial projections or forecasts (other than facts underlying such failure), (x) any matter set forth in the Seller Disclosure Schedule as of the date hereof or reflected in any of the Financial Statements or (xi) any effect that is cured by Seller prior to the Closing; provided, that, notwithstanding the foregoing, with respect to clauses (i), (ii), (iii) and (v), such fact, circumstance, change or effect shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur solely to the extent such fact, circumstance, change or effect is disproportionately adverse with respect to the Acquired Companies or the Business as compared to life insurance companies operating in the United States that issued insurance policies and annuity contracts with similar features and risks as the Insurance Contracts and which were issued during the same period in which such Insurance Contracts were issued (which for purposes of this definition shall include Insurance Contracts reinsured pursuant to a Specified Prior Disposition Agreement) or (b) a material impairment or delay of the ability of any of Seller or the Seller Parties to perform their material obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby or thereby.
“Comparable Position” means, with respect to any Business Employee, employment with Buyer or one of its Affiliates in a position with (a) duties and responsibilities substantially similar (or different but appropriate duties that, in Seller’s judgment, the Business Employee is able to perform) to those applicable to such Business Employee’s employment with Seller or its Affiliates immediately prior to the Closing Date, (b)(i) at least the same base salary, commission opportunity based on commission rate and territory, and target bonus (the annual bonus determined as a percentage of annual base salary, based on the target bonus funding percentage established under the applicable bonus plan, policy or program for the calendar year in which the Closing Date occurs), in each case, if and to the extent applicable, to such Business Employee as were provided, or in effect, immediately prior to the Closing Date and (ii) a long-term incentive opportunity, if and to the extent applicable, that when aggregated with the same or greater base salary, commission opportunity and target bonus (as described in clause (b)(i) above), provides an aggregate compensation package the value of which is at least as favorable as that provided to, or in effect for, such Business Employee immediately prior to the Closing Date, (c) with employee benefits (which shall include medical, dental, life, disability and 401(k) benefits and paid time off, but exclude defined benefit pension benefits) that are at least substantially comparable in the aggregate as those provided to the Business Employee immediately prior to the Closing Date and (d) in a location no more than fifty (50) miles from the Business Employee’s principal work location immediately prior to the Closing Date.
“Competing Business” shall have the meaning set forth in Section 8.09(a).
“Confidentiality Agreement” shall have the meaning set forth in Section 8.03(a).
“Control” means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled,” “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.
“Deemed Tax Liability” means, with respect to a Taxable year or period, an amount equal to (a) any actual state, local and foreign Tax of the Acquired Companies for which the Acquired Companies are liable, except to the extent attributable to the transactions or actions described in (b)(v), (b)(vi) and (b)(vii) of this definition, plus (b) the U.S. regular federal income Tax for which the Acquired Companies would be liable if such Tax were computed assuming that (i) the Acquired Companies (but not Seller or any Affiliate of Seller that is not an Acquired Company) were treated as members of a single affiliated group filing a consolidated return without regard to the restrictions imposed by Section 1504(b) of the Code and, for the avoidance of doubt, determined without regard to any liability under Treasury Regulation Section 1.1502-6 and similar provisions of state, local or non-U.S. Law, and liability as a successor or transferee, (ii) no Tax Attributes arising prior to the Accounts Date were available for use to offset any Tax item for such Taxable year or period, (iii) Tax Attributes (if any) attributable to the Acquired Companies (determined in a manner consistent with the principles of Section 1.1502-21(b)(2) of the Treasury Regulations) for the period between the Accounts Date and the Closing Date are used in such period to the extent permitted, and any remaining Tax Attributes are available to be carried over or back to other periods for which Deemed Tax Liability is calculated, (iv) the applicable federal income Tax rate is the highest marginal income Tax rate applicable to corporations for the Taxable year or period in which the Closing Date occurs, (v) such Tax was calculated without regard to the Seller’s Transactions (the Tax consequences of which shall be for Seller’s account), (vi) such Tax was calculated without regard to any items of income, gain, deduction or loss to the extent attributable to (A) transactions occurring or excess loss account created prior to the Accounts Date, (B) the Pre-Closing Dividend, (C) the True-Up Dividend, (D) any distribution by an Acquired Company with respect to its stock made prior to the date of this Agreement outside of the ordinary course of business, in each case, that are triggered solely by reason of the deconsolidation of the Acquired Companies from the Seller’s Group as a result of Buyer’s acquisition of the Shares (determined for this purpose as if no actions or transactions are or were undertaken under Section 7.12) or (E) the distribution of the Closing Date Surplus Note, if any, (vii) without regard to the transfer of Excluded Assets to Seller or its Affiliates, and (viii) such Tax was calculated without regard to any deductions resulting from the items described on Schedule 7.17 minus (c) with respect to all Taxable years or periods (or portions thereof) between July 1, 2017 and the Closing Date, the excess, if any, of Trading Gains for such years or periods over the aggregate of Targeted Trading Gains for such years or period, multiplied by, the income Tax rate referred to in clause (iv) for such year or period.
“Distribution Contracts” means contracts between an Acquired Company, on the one hand, and a Distributor, on the other hand.
“Distributor” shall have the meaning set forth in Section 5.18(a).
“Dividend Restriction Purchase Price Adjustment” shall have the meaning set forth in Section 2.04.
“Division” means a transaction in which one or more of the Insurance Companies divides into two or more resulting insurers pursuant to, and in accordance with, the requirements of the insurance Laws of the State of Connecticut.
“Effective Hire Date” shall have the meaning set forth in Section 9.01(a)(ii).
“Effective Time” means 11:59:59 p.m., New York City time, on the Closing Date.
“Employee Benefit Plans” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, and each other program, policy, practice, trust, arrangement or agreement (whether written or oral) providing for employment, loans or other indebtedness, compensation, severance, pension or other retirement, retiree medical, or termination pay or benefits, stock option, stock bonus, stock purchase, restricted stock or other equity-based arrangement, bonus, long-term incentive, deferred compensation, or change in control pay or benefits, (a) that is maintained, contributed to or required to be contributed to by Seller, the Acquired Companies, or Seller’s or the Acquired Companies’ Affiliates or any Person that is an ERISA Affiliate and (b) in which there exists any Liability with respect to Business Employees or former employees who would be Business Employees if they were currently employed by Seller or its Affiliates, or in respect of which any Acquired Company has, or Buyer or any Acquired Company could reasonably be expected to have as result of the consummation of the Transaction, any Liability.
“Employment Offer Date” means the date reasonably agreed to between Seller and Buyer, which date shall be approximately sixty (60) days prior to the anticipated Closing Date.
“Environmental Law” means any Law relating to pollution or protection of the environment, including the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414 of the Code.
“ERISA Separate Accounts” shall have the meaning set forth in Section 5.16(a).
“Estimated Reinsurance Attribute Allowance” shall have the meaning set forth in Schedule 1.01(o).
“Estimated Reinsurance Terms Schedule” means a schedule substantially in the form attached as Schedule 1.01(o) hereto.
“Exchange Act” means the Securities Exchange Act of 1934.
“Excluded Assets” means all of Seller’s and its Affiliates’ right, title and interest in, to or under the following assets, properties, contracts and rights related to the Business: (a) cash and investment assets beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by Seller or its Affiliates (other than the Acquired Subsidiaries) and any contracts related thereto; (b) the assets, properties and rights that are set forth on Schedule 1.01(c) hereto; (c) the Excluded Contracts; (d) Permits (other than those held by the Acquired Companies); (e) any Tax refunds or credits (or rights thereto) that are attributable to the Business in respect of any Taxable periods prior to the Accounts Date (or portions thereof); (f) any real property owned by Seller and its Affiliates; (g) any assets, properties or rights included within the definition of “Acquired Assets” that are disposed of prior to the Closing Date in accordance with Section 7.01, but, for the avoidance of doubt, not including the Assigned Lease; and (h) any assets arising out of or relating to Employee Benefit Plans or other employee benefit or compensation plans, programs, agreements or arrangements maintained or contributed to (or formerly maintained or contributed to) by Seller or its Affiliates, but for the avoidance of doubt, (i) assets held by HLIC to support its obligations under Group Annuity Contract GA-6226 and GA-12629 shall not be Excluded Assets and (ii) if the transactions and transfers described in Section 8.15 and on Schedule 8.15 relating to Group Annuity Contracts GA-1010 and GA-6603 are not completed prior to the Closing Date, then, subject to the consummation of such transactions and transfers, the assets held by HLIC to support its obligations under Group Annuity Contracts GA-1010 and GA-6603 shall not be Excluded Assets.
“Excluded Contracts” means contracts included within the definition of “Transferred Contracts” that are terminated on or prior to the Closing Date in accordance with Section 7.01 or pursuant to Section 7.07(a).
“Excluded Taxes” shall have the meaning set forth in Section 10.01(a).
“Expenses” means expenses incurred in connection with defending or asserting any claim or Action indemnified against hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees and reasonable and documented fees and disbursements of legal counsel, expert witnesses, accountants and other professionals).
“Extraordinary Dividend” shall have the meaning set forth in Section 8.12.
“Final Reinsurance Attribute Allowance” shall have the meaning set forth in Schedule 1.01(p).
“Final Reinsurance Terms Schedule” means a schedule substantially in the form attached as Schedule 1.01(p) hereto.
“Financial Statements” shall have the meaning set forth in Section 5.03(c).
“FINRA” means the Financial Institution Regulatory Authority, Inc. and any successor thereto.
“FINRA Rules” shall have the meaning set forth in Section 5.27(a).
“Form A Applicant” shall have the meaning set forth in Section 8.17(b).
“Funding Amount” shall have the meaning set forth in Schedule 7.03(b)(iv) hereto.
“Funding Date” shall have the meaning set forth in Schedule 7.03(b)(iv) hereto.
“Future Annual GAAP Financial Statements” shall have the meaning set forth in Section 7.02(b).
“Future Annual Statutory Statements” shall have the meaning set forth in Section 7.02(b).
“Future Quarterly GAAP Financial Statements” shall have the meaning set forth in Section 7.02(b).
“Future Quarterly Statutory Statements” shall have the meaning set forth in Section 7.02(b).
“GAAP” means the accounting principles and practices generally accepted in the United States at the relevant time.
“GAAP Financial Statements” means all of the financial statements of HLIC and its Subsidiaries included in the HLIC SEC Reports publicly available on the internet website of the SEC at least ten (10) Business Days prior to the date of this Agreement, including the notes thereto.
“Gemini Counterparty” means each of the entities set forth on Schedule 1.01(l).
“Gemini Hedge Agreement” means an ISDA master agreement, credit support annex or confirmation between HLIC or ILA, on the one hand, and a Gemini Counterparty, on the other hand, each as amended through the date hereof, relating to hedging transactions with respect to guaranteed minimum withdrawal benefit riders under Insurance Contracts issued by HLIC or ILA, as applicable.
“Gemini Hedge Specified Entities” means HLA and any other “Credit Support Provider,” “Specified Entity” or “Affiliate” (in each case, as defined in any Gemini Hedge Agreement in respect of ILA or HLIC) that is not an Affiliate of HLIC after giving effect to the Closing.
“Governmental Approval” means any consent, approval, license, permit, order, qualification, authorization of, or registration, waiver or other action by, or any filing with or notification to, any Governmental Authority.
“Governmental Authority” means any United States or non-United States federal, state or local or any supra-national, political subdivision, governmental, legislative, tax, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body.
“Governmental Order” means any binding and enforceable order, writ, judgment, injunction, decree, directive, stipulation, determination or award entered by or with any Governmental Authority.
“Guarantors” shall have the meaning set forth in the definition of Limited Guarantees.
“Guaranty” shall have the meaning set forth in Section 14.18.
“Hazardous Materials” means any chemical, material or substance regulated as hazardous or toxic under any Environmental Law.
“HFIC” shall have the meaning set forth in the preliminary statements hereto.
“HFMG” shall have the meaning set forth in the preliminary statements hereto.
“HFSG” shall have the meaning set forth in the preamble hereto.
“HIMCO” shall have the meaning set forth in the preliminary statements hereto.
“HLA” shall have the meaning set forth in the preliminary statements hereto.
“HLA Administrative Services Agreement” shall have the meaning set forth in the preliminary statements hereto.
“HLA Insurance Contracts” means the Insurance Contracts to be ceded to HLIC pursuant to the HLA Reinsurance Agreement.
“HLA Reinsurance Agreement” shall have the meaning set forth in the preliminary statements hereto.
“HLI” shall have the meaning set forth in the preliminary statements hereto.
“HLI Notes” means (a) the $250 million aggregate principal amount of 7.65% debentures due 2027 and (b) the $400 million aggregate principal amount of 7.375% senior notes due 2031, in each case, issued by HLI pursuant to the Indenture, dated as of May 19, 1997 between HLI and Citibank, N.A., as supplemented by Supplemental Indenture No. 1, dated as of October 3, 2006 between HLI and Citibank N.A.
“HLI Notes Payoff Amount” means the aggregate outstanding principal amount of the HLI Notes plus all accrued and unpaid interest thereon, each as of the Closing Date.
“HLIC” shall have the meaning set forth in the preliminary statements hereto.
“HLIC Administrative Services Agreement” shall have the meaning set forth in the preliminary statements hereto.
“HLIC Reinsurance Agreement” shall have the meaning set forth in the preliminary statements hereto.
“HLIC SEC Reports” shall have the meaning set forth in Section 5.03(a).
“HVIT Funds Platform” shall have the meaning set forth in Section 8.25.
“ILA” shall have the meaning set forth in the preliminary statements hereto.
“Inactive Business Employee” means any Business Employee who is on an approved paid or unpaid leave of absence, such as a military, maternity or medical leave of absence, or leave under the Family and Medical Leave Act of 1993, on the Closing Date; provided, that with respect to any Person who is on a paid or unpaid leave of absence other than military leave and except as otherwise provided by applicable Law, such Business Employee is required to return to active employment within one (1) year of the Closing Date.
“Indemnified Party” shall have the meaning set forth in Section 13.03(a).
“Indemnifying Party” shall have the meaning set forth in Section 13.03(a).
“Information Technology” means Software and any tangible or digital computer systems (including computers, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware), data or information subscription or access agreements, Internet-related information technology infrastructure and telecommunications systems, owned or leased by, or licensed to (a) any of the Acquired Subsidiaries or (b) Seller or any of its Affiliates (other than the Acquired Subsidiaries) to the extent used exclusively in connection with the Business.
“Insurance Companies” means, collectively, HLIC, ILA, American Maturity Life Insurance Company, a Connecticut insurance company, and Hartford International Life Reassurance Corporation, a Connecticut insurance company, and each of them, an “Insurance Company.”
“Insurance Contracts” means the insurance or annuity policies and contracts, together with all binders, slips, certificates, endorsements and riders thereto, (a) issued or entered into by any Insurance Company prior to the Closing or (b) issued or entered into by HLA prior to the Closing that will be reinsured to HLIC pursuant to the HLA Reinsurance Agreement; provided, that “Insurance Contracts” shall not include any insurance or annuity policies and contracts or any binders, slips, certificates, endorsements or riders thereto ceded to a non-Affiliate of any of Seller, the Seller Parties or the Acquired Companies on a 100% quota share basis pursuant to a Prior Disposition Agreement.
“Intellectual Property” means (a) patents, patent applications, provisional patent applications (including any and all divisions, continuations, continuations-in-part and reissues thereof), (b) trademarks, trade names, trade dress, logos, service marks and domain names (including registrations and applications therefor) and any goodwill associated therewith, any and all common Law rights therein, and all reissues, extensions and renewals of any of the foregoing (“Trademarks”), (c) copyrightable works and copyrights, whether or not registered or published (including registrations and applications therefor) and (d) trade secrets, confidential financial information, customer lists and know-how; provided, that Intellectual Property shall not include rights in Software.
“Intended Tax Treatment” shall have the meaning set forth in Section 2.07.
“Intercompany Agreements” shall have the meaning set forth in Section 5.13(a).
“Intercompany Guarantees” shall have the meaning set forth in Section 8.06(a).
“Interest Rate” means an interest rate per annum equal to the average of the three-month LIBOR for United States dollars that appears on page LIBOR 01 (or a successor page) of the Reuters Telerate Screen as of 11:00 a.m. (London time) on each day during the period for which interest is to be paid.
“Interim Investors Agreement” has the meaning set forth in Section 6.10(c).
“Investors” shall have the meaning set forth in Section 6.06(a).
“Investor Term Sheet” shall have the meaning set forth in Section 6.10(h).
“Investment Assets” shall have the meaning set forth in Section 5.19(a).
“Investment Company Act” means the Investment Company Act of 1940.
“Investment Management Agreement” shall have the meaning set forth in the preliminary statements hereto.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means: (a) in the case of Seller, the actual knowledge, after reasonable inquiry, of those Persons listed in Schedule 1.01(d) and (b) in the case of Buyer, the actual knowledge, after reasonable inquiry, of those Persons listed in Schedule 1.01(e).
“Law” means any United States or non-United States federal, state, local or territorial law, treaty, convention, code, statute, ordinance, directive, rule, regulation, common law, decree, agency requirement, administrative interpretation, Governmental Order, rule of any self-regulatory organization or other requirement or rule of law.
“Leakage” shall have the meaning set forth on Schedule 1.01(f) hereto.
“Lease Assignment Agreement” means the Lease Assignment Agreement between Intrepid Holdings, L.L.P., as landlord, HFIC, as assignor, and HLIC or any other Acquired Company, as designated by Buyer, as assignee, to be entered into pursuant to Section 8.07 and which shall be substantially in the form attached hereto as Exhibit L.
“Leased Real Property” means the real property that is the subject of the Assigned Lease.
“Liabilities” means any and all debts, liabilities, expenses, commitments or obligations, whether direct or indirect, accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, determined or determinable, disputed or undisputed, joint or several, secured or unsecured, liquidated or unliquidated, whenever (including in the past, present or future) and however arising (including out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP or SAP to be reflected in any financial statements or disclosed in the notes thereto.
“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, claim, charge, easement, conditional sale or other title retention agreement, defect in title or other similar restriction, encumbrance or lien.
“Limited Guarantees” means the Limited Guaranty Agreements, by each of the guarantors named therein (the “Guarantors”), that are set forth in Schedule 1.01(n).
“Losses” means any and all losses, costs, charges, settlement payments, awards, judgments, fines, penalties, damages, expenses (including reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), liabilities, claims or deficiencies of any kind; provided, that Losses shall not include indirect, punitive, exemplary, treble, special or consequential damages (including lost profits) except to the extent that (a) any such damages are payable to a third party not affiliated with the relevant Indemnified Party or (b) solely with respect to consequential damages (including lost profits), such damages are (i) not based on any special circumstances of the Indemnified Party and (ii) the natural, probable and reasonably foreseeable result of the event that gave rise thereto or the matter for which indemnification is sought hereunder, regardless of the form of action through which such damages are sought; provided, further, that direct and third party damages measured by the diminution in the value of the Business shall constitute a “Loss” to the extent such damages are (A) not based on any special circumstances of the Indemnified Party (other than special circumstances of the Acquired Companies, it being understood that, for purposes of determining the amount of the Acquired Companies’ Losses in connection with a breach of a representation or warranty by Seller, this parenthetical shall be deemed to refer to special circumstances of the Acquired Companies that are in existence as of or prior to the Closing) and (B) the natural, probable and reasonably foreseeable result of the event that gave rise thereto or the matter for which indemnification is sought hereunder, regardless of the form of action through which such damages are sought. For the avoidance of doubt, Losses shall include indemnification claims by the Specified Third-Party Reinsurer against HLIC under the Specified Third-Party Reinsurance Agreements.
“Managerial Employee” means a Business Employee who is classified as a Tier 4 or more senior employee, or whose base salary exceeds $250,000.
“Material Contract” shall have the meaning set forth in Section 5.12(a).
“Material Distributors” means (a) each Distributor that wrote variable or fixed annuity contracts included in the Insurance Contracts that as of December 31, 2016 had an aggregate account value in excess of $1,000,000,000, (b) Van Epps LLC and (c) MB Schoen & Associates, Inc.
“Milestone Employee” means a Business Employee as indicated in Section 5.14(a) of the Seller Disclosure Schedule.
“Milliman” means Milliman, Inc.
“Minimum Pre-Closing Dividend Amount” means $200,000,000.
“Mutual Fund Agreement” means any contract between an Acquired Company, on the one hand, and a Significant Mutual Fund Organization, on the other hand, providing for the use of such mutual fund organization’s mutual funds as investment options and the payment to any Acquired Company of distribution service fees, administrative service fees, shareholder service fees or other payments relating to the offering of such mutual funds as investment options for the Insurance Contracts.
“Non-Compete Period” shall have the meaning set forth in Section 8.09(b).
“Obligations” shall have the meaning set forth in Section 14.18.
“Offer of Employment” shall have the meaning set forth in Section 9.01(a).
“Other Support Arrangement” shall have the meaning set forth in Schedule 7.03(b)(iv).
“Outside Date” shall have the meaning set forth in Section 12.01(b).
“Owned Intellectual Property” shall have the meaning set forth in Section 5.09(a).
“Patent Assignment” means the Patent Assignment between HLI and HFIC, to be entered into pursuant to Section 8.07 and which shall be substantially in the form attached hereto as Exhibit M.
“Patent License Agreement (Grant-Back)” means the Patent License Agreement between HLI and HFIC, to be entered into pursuant to Section 8.07 and which shall be substantially in the form attached hereto as Exhibit N-1.
“Patent License Agreement (Outbound)” means the Patent License Agreement between HLI and HFIC, to be entered into pursuant to Section 8.07 and which shall be substantially in the form attached hereto as Exhibit N-2.
“Permits” shall have the meaning set forth in Section 5.08(a).
“Permitted or Prescribed Accounting Practice” shall have the meaning set forth in Section 5.03(d).
“Permitted Leakage” shall have the meaning set forth on Schedule 1.01(g) hereto.
“Permitted Liens” means each of the following: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings to the extent adequate reserves in respect thereof have been established and taken into account as a Liability in preparing the Financial Statements as of the Accounts Date, (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens imposed by Law for amounts not yet due, (c) Liens incurred or deposits made to a Governmental Authority in connection with a governmental authorization, registration, filing, license, permit or approval, (d) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security, (e) defects of title, easements, rights of way, covenants, restrictions and other similar Liens not materially affecting the use or enjoyment of the applicable property by the Business or otherwise materially interfering with the ordinary conduct of business, (f) zoning, building and other generally applicable land use restrictions, (g) Buyer Liens, (h)  Liens incurred in the ordinary course of business since the Accounts Date that do not individually or in the aggregate materially detract from the value or materially interfere with the present or reasonably contemplated use of the relevant asset, (i) limitations on the rights of any of the Acquired Companies under any Material Contract that are expressly set forth in such contract, (j) Liens created in the ordinary course of business in connection with investment transactions, including broker Liens, securities lending transactions, Liens securing derivatives obligations or hedging transactions and repurchase agreements, (k) non-exclusive licenses to Intellectual Property executed in the ordinary course of business and (l) Liens that secure obligations reflected in the GAAP Financial Statements or in the Statutory Statements as of and for periods ending on the Accounts Date, the existence of which is expressly disclosed in such GAAP Financial Statements or in such Statutory Statements.
“Person” means any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association or organization or other legal entity.
“Plan of Division” means, in connection with a Division, a plan of division adopted in accordance with, and pursuant to, the insurance Laws of the State of Connecticut.
“Policy Forms” shall have the meaning set forth in Section 5.15(b).
“Post-Accounts Date Taxable Period” means a Taxable period that begins after the Accounts Date.
“Pre-Accounts Date Taxable Period” means a Taxable period that ends on or before the Accounts Date.
“Pre-Closing Dividend Amount” means an amount equal to the aggregate amount of dividends paid by HLIC to HLI from and after the Accounts Date to the Closing, including the Extraordinary Dividend, but excluding (a) the True-Up Dividend, (b) the $300 million dividend paid by HLIC to HLI in January 2017, (c) the $300 million dividend paid by HLIC to HLI in September 2017, (d) the $800 million dividend paid by HLIC to HLI in October 2017, (e) the transfer by dividend or otherwise of the shares of HIMCO Distribution Services Company, HLA and HFMG to Seller or one of its Affiliates (other than the Acquired Companies) and (f) the transfer by dividend or otherwise of any Excluded Assets to Seller or one of its Affiliates (other than the Acquired Companies).
“Premium Increase” shall have the meaning set forth in Section 13.06(b).
“Prior Disposition Agreements” means the contracts set forth in Schedule 1.01(h).
“Prior Disposition Liabilities” means Liabilities resulting from actions or omissions taken by (or facts or circumstances to the extent relating to) Seller or its Affiliates (including the Acquired Companies prior to the Closing), that are unpaid and for which there are no reserves as of the Accounts Date, to the extent arising under the Prior Disposition Agreements or under any other agreements of HLI or any of its Affiliates (including the Acquired Companies) relating to businesses disposed of, in each case other than any Liabilities relating to items (a), (b) or (f) set forth in Schedule 13.01(a)(iii) or any Liabilities relating to reinsurance premiums, service fees or other ongoing payments made pursuant to the terms of any such agreements that do not relate to indemnification or extra-contractual obligation claims against HLI or any of its Affiliates (including the Acquired Companies) thereunder.
“Prohibited Person” means (a) a Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (b) a Person owned or controlled by, or acting for or on behalf of, any person or entity that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (c) a Person who is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (d) a Person who commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224, (e) a Person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets control at its official website, http://www.treas.gov/ofac/t11sdn.pdf or at any replacement website or at any other official publication of such list, or (f) a Person who is affiliated with a person or entity described in clauses (a)-(e) of this definition. For purposes of this definition, “Executive Order No. 13224” means the Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, relating to “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism,” and “Anti-Terrorism Law” means any Law relating to terrorism or money-laundering, including Executive Order No. 13224 and the “Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001” (Public Law 107-56), as amended from time to time (the so-called “USA Patriot Act”).
“Purchase Price” shall have the meaning set forth in Section 2.02.
“Recovery Costs” shall have the meaning set forth in Section 12.04(a)(i).
“Registered Separate Account” shall have the meaning set forth in Section 5.16(c).
“Reinsurance Agreement” shall have the meaning set forth in Section 5.17(a).
“Reinsurance Attribute True-Up” shall have the meaning set forth in Schedule 1.01(p).
“Reinsurance Tax Damages” shall have the meaning set forth in Section 10.01(e).
“Reinsurance Tax Items” means any items of deduction or loss of the Acquired Companies for federal income tax purposes arising from the payment of amounts described in item 2 or the matter described in item 4 of Schedule 1.01(p) and that arise from the transactions contemplated by the Specified Third-Party Reinsurance Agreements that occur at the “Closing” (as defined in the Specified Third-Party Reinsurance Binder).
“Reinsurance Tax Treatment” shall have the meaning set forth in Section 10.06(f).
“Representative” of a Person means the directors, officers, employees, advisors, agents, stockholders, consultants, independent accountants, investment bankers, counsel or other representatives of such Person and of such Person’s Affiliates.
“Reserves” means the reserves (including reserves established under applicable Law or otherwise for payment of benefits, losses, claims, expenses and similar purposes (including claims litigation)) maintained by each Insurance Company or HLA with respect to the Insurance Contracts.
“Restricted Benefit Changes” shall have the meaning set forth in Section 7.01(a)(i).
“Restricted Person” shall have the meaning set forth in Section 8.09(b).
“Retained Claims” shall have the meaning set forth in Section 12.04(a)(ii).
“Reverse Transition Services Agreement” means the Reverse Transition Services Agreement between HLI and HFIC to be entered into pursuant to Section 8.07 and which shall be substantially in the form attached hereto as Exhibit P-2.
“Rollover Amount” means $164,000,000, as adjusted pursuant to Section 8.17(f).
“Rollover Equity” shall have the meaning set forth in Section 2.02.
“Rollover Equity Percentage” means a percentage equal to the product of (a) the Rollover Amount divided by $164,000,000 and (b) 9.71%.
“SAP” means the statutory accounting principles and practices prescribed or permitted by the Connecticut Insurance Department as in effect at the relevant time.
“SEC” means the United States Securities and Exchange Commission.
“Section 338(h)(10) Elections” has the meaning set forth in Section 10.07(a).
“Securities Act” means the Securities Act of 1933.
“Seed Money Assets” shall have the meaning set forth in Section 8.23.
“Seed Money Reference Date” shall have the meaning set forth in Section 8.23.
“Seller” shall have the meaning set forth in the preamble hereto.
“Seller Affiliated Funds” shall have the meaning set forth in Section 8.14.
“Seller Annual Incentive Plan” means The Hartford Financial Services Group, Inc., Annual Incentive Plan.
“Seller Confidentiality Agreement” shall have the meaning set forth in Section 8.19.
“Seller Disclosure Schedule” means the disclosure schedule dated as of the date hereof delivered by Seller to Buyer in connection with the execution and delivery of this Agreement, as supplemented pursuant to Section 7.09.
“Seller FSA” shall have the meaning set forth in Section 9.01(e)(iii).
“Seller Hold Harmless and Indemnification Agreement” shall have the meaning set forth in the preliminary statements hereto.
“Seller Indemnified Parties” shall have the meaning set forth in Section 13.02(a).
“Seller Long-Term Incentive Plan” means The Hartford 2014 Incentive Stock Plan.
“Seller Names and Marks” shall have the meaning set forth in Section 8.05(a).
“Seller Other Support Arrangement Account” shall have the meaning set forth in Schedule 7.03(b)(iv) hereto.
“Seller Party” means each Affiliate of Seller, other than the Acquired Companies, that is, or is contemplated by this Agreement to become at the Closing, a party to one or more Transaction Agreements.
“Seller Releasee” shall have the meaning set forth in Section 7.10(c).
“Seller Releasor” shall have the meaning set forth in Section 7.10(a).
“Seller Severance Plan” means The Hartford Severance Pay Plan.
“Seller’s Group” shall mean any group of companies that file Tax Returns and computes income for Tax purposes on a combined, consolidated or unitary basis that includes Seller.
“Seller’s Transactions” shall mean (a) the disposition of assets identified pursuant to Section 8.12 and Section 8.13, (b) the transfer of the shares of Capital Stock of HIMCO Distribution Services Company, HLA and HFMG to Seller or one of its Affiliates (other than the Acquired Companies), (c) the winding up of, or transfer to Seller of the Capital Stock of, The Hartford International Asset Management Company Limited, (d) the transactions contemplated by the HLA Reinsurance Agreement and the HLIC Reinsurance Agreement, (e) the Windsor Real Property Conveyance Transaction, (f) any actions or transactions taken pursuant to Sections 7.06 or 7.07, (g) the sale of stock of HLIC deemed to occur for federal, and applicable state and local purposes as a result of the Section 338(h)(10) Elections, (h) the transfer to Seller or one of its Affiliates (other than the Acquired Companies) of all of the assets of HLI other than the Acquired Assets and the Capital Stock of the Acquired Subsidiaries, (i) the transactions contemplated under the Specified Third-Party Reinsurance Transaction Documents to be consummated on the “Closing” (as defined in the Specified Third-Party Reinsurance Binder), (j) the payment or accrual of interest in respect of the HLI Notes prior to the Closing Date and (k) any transaction that constitutes Leakage.
“Separate Accounts” shall have the meaning set forth in Section 5.16(a).
“Separate Account Annual Statements” shall have the meaning set forth in Section 5.03(g).
“Shared Contracts” means contracts pursuant to which a non-affiliated third party provides material services, Intellectual Property, Software or benefits to Seller or one or more of its Affiliates (including the Acquired Companies) in respect of both the Business and any other business of Seller and its Affiliates (other than the Acquired Companies).
“Shares” shall have the meaning set forth in the preliminary statements hereto.
“Significant Mutual Fund Organization” means each of the twenty (20) largest mutual fund organizations, as measured by assets under management of the Business allocated to investment options offered by such mutual fund organization, as of December 31, 2016.
“Software” means all computer software, including assemblers, applets, compilers, source code, object code, binary libraries, development tools, design tools and user interfaces, in any form or format, however fixed, and all associated documentation.
“Specified HLI Contracts” means the contracts set forth on Schedule 1.01(m) hereto.
“Specified Pre-Closing Dividend Amount” means an amount equal $300,000,000.
“Specified Prior Disposition Agreements” means items (n) and (o) set forth in Schedule 1.01(h).
“Specified Third-Party Reinsurer” shall have the meaning set forth in the preliminary statements hereto.
“Specified Third-Party Reinsurer Certificate” shall mean an irrevocable certificate, dated as of the Closing Date, delivered by the Specified Third-Party Reinsurer to Buyer and Seller on the Closing Date but prior to the Closing hereunder confirming that all conditions to the “Closing” (as defined in the Specified Third-Party Reinsurance Binder) under the Specified Third-Party Reinsurance Binder have been satisfied or waived and that the Specified Third-Party Reinsurer shall execute and deliver the Specified Third-Party Reinsurance Transaction Documents before 8:30 a.m. New York City time on the first (1st) Business Day following the Closing Date without any deviations in the terms set forth in the forms of the Specified Third-Party Reinsurance Transaction Documents set forth in the Specified Third-Party Reinsurance Binder other than any changes made in accordance with the Specified Third-Party Reinsurance Binder.
“Specified Third-Party Reinsurance Agreements” means the reinsurance agreements to be entered into pursuant to the Specified Third-Party Reinsurance Binder subject to the terms and conditions thereof.
“Specified Third-Party Reinsurance Binder” shall have the meaning set forth in the preliminary statements hereto.
“Specified Third-Party Reinsurance Investment Management Agreement” means the investment management agreement to be entered into pursuant to the Specified Third-Party Reinsurance Binder.
“Specified Third-Party Reinsurance Transaction Documents” means the Specified Third-Party Reinsurance Trust Agreements and Specified Third-Party Reinsurance Agreements.
“Specified Third-Party Reinsurance Trust Agreements” means the trust agreements to be entered into pursuant to the Specified Third-Party Reinsurance Binder subject to the terms and conditions thereof.
“Statutory Statements” shall have the meaning set forth in Section 5.03(c).
“Straddle Period” means a Taxable period that includes, but does not end on, the Accounts Date.
“Subsidiary” of any Person means any corporation, general or limited partnership, joint venture, limited liability company, limited liability partnership or other Person that is a legal entity, trust or estate of which (or in which) at the time of determination (a) the issued and outstanding Capital Stock having ordinary voting power to elect a majority of the board of directors (or a majority of another body performing similar functions) of such corporation or other Person (irrespective of whether at the time Capital Stock of any other class or classes of such corporation or other Person shall or might have voting power upon the occurrence of any contingency), (b) more than fifty percent (50%) of the interest in the capital or profits of such partnership, joint venture or limited liability company or (c) more than fifty percent (50%) of the beneficial interest in such trust or estate, is directly or indirectly owned by such Person.
“Surplus Shortfall” shall have the meaning set forth in the preliminary statements hereto.
“Talcott Mark Application” shall have the meaning set forth in Section 8.05(f).
“Targeted Trading Gains” shall have the meaning set forth in Section 7.01(a)(xii).
“Tax” or “Taxes” means all income, premium, excise, gross receipts, ad valorem, sales, use, employment, franchise, profits, gains, property, transfer, payroll, stamp taxes or other taxes, (whether payable directly or by withholding) imposed by any Tax Authority, together with any interest and any penalties thereon or additional amounts with respect thereto; provided, that any guarantee fund assessment or escheatment obligation shall not be treated as a Tax; and provided, further, that Taxes include any liability for Taxes under Treasury Regulation Section 1.1502-6 and similar provisions of state, local or non-U.S. Law and as a transferee or successor.
“Tax Attributes” shall mean net operating loss carryovers, loss from operations, alternative minimum tax net operating losses, capital loss carryovers, foreign tax credits, minimum tax credits and general business credits.
“Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.
“Tax Dispute Mechanism” shall have the meaning set forth in Section 10.02(a)(ii).
“Tax-Related Representations” shall have the meaning set forth in Section 5.23.
“Tax Returns” means all returns, reports and claims for refunds (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax Authority relating to Taxes and, in each case, any attachment or amendments thereto.
“Tax Sharing Agreement” means the Tax Allocation Agreement, dated as of November 17, 2016, by and among HFSG and its Subsidiaries.
“Termination Fee” shall have the meaning set forth in Section 12.04(a)(i).
“Third-Party Claim” shall have the meaning set forth in Section 13.03(a).
“Third-Party Consent” means any approval, authorization, consent, license or permission of, or waiver or other action by, or notification to, any third party (other than a Governmental Authority or an Affiliate of Seller or Buyer).
“Trademark License Agreement” means the trademark license agreement between HLI and HFIC, to be entered into pursuant to Section 8.07 and which shall be substantially in the form attached hereto as Exhibit O.
“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”
“Trading Gains” means the net capital gains or ordinary income for federal income Tax purposes as a result of discretionary trading (including constructive sale transactions) by an Acquired Company in the secondary market (including privately negotiated transactions) with respect to stocks, derivatives, bonds, notes, debentures, mortgage loans, collateral loans and all other instruments of indebtedness or equity held by such Acquired Company in its general account; provided, that Trading Gains shall not include capital gains or ordinary income arising in respect of (a) any disposition of assets identified pursuant to Section 8.12 or Section 8.13, (b) any disposition of assets occurring in connection with a Seller’s Transaction, (c) any Approved Trades, (d) any disposition in response to a tender or other pre-payments for any such stock, derivative, bond, note, debenture, mortgage loan, collateral loan or other instrument of indebtedness, (e) interests in any partnership or limited liability company treated as a partnership for federal income Tax purposes or any direct debt or equity co-investments related thereto (other than capital gains arising from the sale of such interests) and (f) derivatives held by such Acquired Company in its general account to hedge risks with respect to Separate Accounts, including the Gemini Hedge Agreements.
“Transaction Agreements” means, collectively, this Agreement, the Buyer Hold Harmless and Indemnification Agreements, the Seller Hold Harmless and Indemnification Agreement, the HLA Reinsurance Agreement, the HLA Administrative Services Agreement, the HLIC Reinsurance Agreement, the HLIC Administrative Services Agreement, the Investment Management Agreement, the Amendment to Investment Management Agreement (COLI/BOLI Accounts), the Amendment to Investment Management Agreement (Pension Accounts), the Assignment and Assumption Agreement, the Bill of Sale, the Lease Assignment Agreement, the Patent Assignment, the Patent License Agreement (Grant-Back), Patent License Agreement (Outbound), the Specified Third-Party Reinsurance Binder, the Trademark License Agreement, the Transition Services Agreement, the Reverse Transition Services Agreement, the Windsor Real Property Quitclaim Deed and the Windsor Real Property Lease.
“Transferred Contracts” means the contracts set forth on Schedule 1.01(i); provided, that Transferred Contracts shall not include any Excluded Contracts.
“Transferred Employee” shall have the meaning set forth in Section 9.01(a)(ii).
“Transferred Owned Intellectual Property” means the Intellectual Property owned by Seller or its Affiliates (other than the Acquired Companies), excluding any third-party content or data, that is used exclusively in the Business, including the Intellectual Property set forth on Schedule 1.01(j).
“Transition Services Agreement” means the Transition Services Agreement between HLI and HFIC to be entered into pursuant to Section 8.07 and which, subject to Section 7.13, shall be substantially in the form attached hereto as Exhibit P-1.
“True-Up Dividend” shall have the meaning set forth in Section 8.13(a).
“Unassigned 529 Plan Management Agreement” shall have the meaning set forth in Section 8.28.
“Unrelated HLI Assets” means all assets and contracts of HLI other than the Specified HLI Contracts and the Capital Stock of the Acquired Subsidiaries.
“Unrelated HLI Liabilities” means all Liabilities of HLI, other than those under the terms of the HLI Notes and Liabilities of HLI relating to the Specified HLI Contracts, the Capital Stock of the Acquired Subsidiaries and any guarantees made by HLI in favor of an Acquired Subsidiary.
“WARN Act” means the federal Worker Adjustment and Retraining Notification Act, and any comparable or analogous state, local, foreign and other Laws.
“Windsor Real Property” means the real property that is described on Schedule 1.01(k).
“Windsor Real Property Conveyance Transaction” shall have the meaning set forth in the preliminary statements hereto.
“Windsor Real Property Lease” shall have the meaning set forth in the preliminary statements hereto.
“Windsor Real Property Purchase Price” shall have the meaning set forth in the preliminary statements hereto.
“Windsor Real Property Quitclaim Deed” shall have the meaning set forth in the preliminary statements hereto.
ARTICLE II
PURCHASE AND SALE
Section 2.01    Purchase and Sale of the Shares and Acquired Assets; Assumption of Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, (a) Seller shall sell, convey, assign, transfer and deliver to Buyer, free and clear of all Liens other than Buyer Liens, and Buyer shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to the Shares in exchange for an amount of cash equal to the Purchase Price and the transfer of the Rollover Equity, (b) Seller shall, or shall cause one or more of its Affiliates (other than the Acquired Companies) to, sell, assign, transfer, convey and deliver to Buyer (or, at the direction of Buyer, HLI), and Buyer shall (or HLI shall) purchase, acquire and accept from Seller and its Affiliates (other than the Acquired Companies), the Acquired Assets, free and clear of all Liens other than Permitted Liens, pursuant to the Bill of Sale and the Assignment and Assumption Agreement; and (c) Seller shall assign (or cause to be assigned) to Buyer (or, at the direction of Buyer, to HLI), and Buyer shall (or HLI shall) assume and agree to discharge and perform when due, the Assumed Liabilities, pursuant to the Assignment and Assumption Agreement
Section 2.02    Purchase Price. The consideration payable by Buyer to Seller for the Shares and the Acquired Assets shall be (i) an amount of cash equal to (a) $2,050,000,000, (the “Base Amount”), minus (b) the Pre-Closing Dividend Amount, minus (c) the amount of any Leakage at or prior to the Closing (other than item (l) set forth in Schedule 1.01(f)), minus (d) the HLI Notes Payoff Amount, minus (e) the Dividend Restriction Purchase Price Adjustment (if required under Section 2.04), minus (f) the Additional Adjustment, minus (g) the Rollover Amount (such amount of cash, the “Purchase Price”) and (ii) the Rollover Equity. The “Rollover Equity” shall constitute a portion of the limited partnership interests of Buyer Parent (such portion, the “Buyer Parent Interests”) and a portion of the membership interests of Buyer Parent GP (such portion, the “Buyer Parent GP Interests”) such that, after giving effect to the issuance of such interests and the transfer of such interests to Seller pursuant to Section 3.01, Seller will hold a percentage of each of (i) the total issued and outstanding limited partnership interests of Buyer Parent and (ii) the total issued and outstanding membership interests of Buyer Parent GP, in each case, calculated on a fully diluted basis (other than any dilution that may result from Capital Stock issued or issuable to employees, directors or consultants of the Acquired Companies pursuant to any management incentive plan adopted for employees, directors and consultants of the Acquired Companies to the extent contemplated by the Interim Investors Agreement), equal to the Rollover Equity Percentage.
Section 2.03    Leakage.
(a)    From the date hereof until the date that is two (2) Business Days prior to the anticipated Closing Date, Seller shall notify Buyer promptly upon becoming aware of the occurrence of any Leakage, and shall provide to Buyer such information as Buyer may reasonably request relating thereto. Not less than two (2) Business Days prior to the anticipated Closing Date, Seller shall provide to Buyer a statement identifying in reasonable detail all amounts of Leakage that, to Seller’s Knowledge, have occurred or will occur on or prior to the Closing Date.
(b)    Following the Closing, but subject to Section 2.03(c), Seller shall pay Buyer (or the Acquired Companies, as Buyer may direct) a sum equal to the amount of any Leakage (other than item (l) set forth in Schedule 1.01(f)) that was not included in the calculation of the Purchase Price, plus interest on such Leakage calculated at the Interest Rate from (and including) the Closing Date to (but excluding) the date of such payment to Buyer (or the Acquired Companies, as Buyer may direct), plus any reasonable out-of-pocket legal and other professional fees, disbursements and expenses actually paid by Buyer or its Affiliates in connection with enforcing such recovery. The parties shall cooperate in good faith to determine the amount of such Leakage; provided, that if the amount of such Leakage has not been agreed between the parties within fifteen (15) Business Days after Buyer notifies Seller of any such Leakage, Buyer may seek to enforce its right to recover therefor in accordance with Section 14.11. Any such payment shall be made within five (5) Business Days following the date that the amount of such Leakage is determined by mutual agreement of Buyer and Seller or, if disputed, when a final nonappealable Governmental Order shall have been entered with respect to such dispute.
(c)    Seller shall have no liability pursuant to Section 2.03(b) unless Buyer has provided written notice to Seller, including evidence to support the existence and amount of Leakage that was not included in the calculation of the Purchase Price, on or before the date that is twelve (12) months following the Closing Date.
(d)    Notwithstanding anything in this Agreement to the contrary, Buyer shall not be entitled to any remedy in respect of any Leakage other than payment pursuant to this Section 2.03.
(e)    Any payments in respect of Leakage paid pursuant to Section 2.03(b) shall be treated as an adjustment to the Purchase Price for all purposes, including the amount of the Purchase Price allocated to the Shares for United States and applicable state and local income Tax purposes.
Section 2.04    Dividend Restriction Purchase Price Adjustment. If the Pre-Closing Dividend Amount is less than the Specified Pre-Closing Dividend Amount, then the “Dividend Restriction Purchase Price Adjustment,” shall be one-half (1/2) of the amount by which the Specified Pre-Closing Dividend Amount exceeds the Pre-Closing Dividend Amount and such Dividend Restriction Purchase Price Adjustment shall reduce the Purchase Price in accordance with the definition of Purchase Price in Section 2.02.
Section 2.05    Payments and Computations. Each party shall make each payment due under this Agreement to the other party as early as practicable on the day when due. All payments shall be paid by wire transfer of immediately available funds to the account or accounts designated by the party receiving such payment no later than two (2) Business Days preceding the date of payment. Except as otherwise provided herein, all computations of interest shall be at the Interest Rate on the basis of a year of 365 days, in each case, for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Whenever any payment under this Agreement is due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of payment of interest.
Section 2.06    Allocation of Purchase Price. Within sixty (60) days following the Closing, Seller shall provide to Buyer a schedule setting forth the fair market value of the Acquired Assets as of the Closing Date. Seller and Buyer shall negotiate in good faith to resolve any disagreements regarding such schedule within thirty (30) days following the date on which Seller provides such schedule to Buyer. If Seller and Buyer are unable to resolve any such disagreements, then Seller and Buyer shall resolve such disagreements according to the Tax Dispute Mechanism. Following the Closing, Seller and Buyer shall, and shall cause their Affiliates to, file all Tax Returns in a manner consistent with such schedule, as finally determined. Seller and Buyer acknowledge and agree that the fair market value of the Rollover Equity is equal to the Rollover Amount.
Section 2.07    Intended Tax Treatment. For United States and applicable state and local income Tax purposes, Seller, Buyer Parent and Buyer Parent GP intend that (i) (x) the contribution of the Buyer Parent GP Interests by Buyer Parent GP to Buyer at the Closing and (y) the contribution of the Buyer Parent Interests by Buyer Parent to Buyer at the Closing, in each case, constitutes a transaction described in Treas. Reg. § 1.1032-3(b) and (ii) the transfer by Seller of all of the Shares to Buyer in exchange for the Purchase Price and the Rollover Equity constitutes a qualified stock purchase under Section 338(h)(10) of the Code (such treatment, the “Intended Tax Treatment”). Each of the parties hereto will file all Tax Returns required to be filed by them in a manner consistent with the Intended Tax Treatment.
ARTICLE III
THE CLOSING
Section 3.01    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 4:00 p.m. local time at the offices of Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019 (or such other time and place as Seller and Buyer may agree in writing), on the last calendar day of the first month that ends at least five (5) Business Days after the date on which each of the conditions set forth in Section 11.01 and Section 11.02 has been satisfied or waived (other than conditions that, by their terms, cannot be satisfied until Closing, but subject to the satisfaction or waiver of those conditions as of the Closing); provided, that if such calendar day is a Friday, Saturday or Sunday, then the Closing shall take place on the following Monday. The date on which the Closing takes place shall be the “Closing Date,” and the Closing shall be effective as of the Effective Time.
Section 3.02    Payments. At the Closing, (x) Buyer Parent GP shall transfer the Buyer Parent GP Interests to Buyer, (y) Buyer Parent shall transfer the Buyer Parent Interests to Buyer and (z) Buyer shall (i) pay to Seller in accordance with Section 2.05 an amount in cash equal to the Purchase Price, without withholding or deduction, to an account designated by Seller at least two (2) Business Days prior to the Closing Date and (ii) transfer to Seller the Rollover Equity. Buyer Parent shall take all actions necessary to cause Buyer to perform its obligations hereunder, including contributing to Buyer the proceeds of the financing contemplated by Section 6.06 and Section 8.17 to fund Buyer’s payment obligations hereunder.
Section 3.03    Buyer’s Additional Closing Date Deliveries. At the Closing, Buyer shall deliver, or cause to be delivered, to Seller:
(a)    evidence of the transfer of the Rollover Equity to Seller;
(b)    counterparts of each Transaction Agreement (other than this Agreement) to which Buyer or any Buyer Party is a party, duly executed by Buyer or such Buyer Party, as applicable;
(c)    the certificate referred to in Section 11.01(a)(iv);
(d)    IRS Form 8023 (and any state forms) as required to effect the Section 338(h)(10) Elections, completed and properly executed by Buyer; and
(e)    such other agreements, documents, instruments or certificates as are contemplated by this Agreement or the other Transaction Agreements to be executed and delivered by Buyer or any Buyer Party on the Closing Date.
Section 3.04    Seller’s Additional Closing Date Deliveries. At the Closing, Seller shall deliver, or cause to be delivered, to Buyer:
(a)    one or more stock certificates evidencing the Shares, duly endorsed in blank or accompanied by duly executed instruments of transfer;
(b)    counterparts of each Transaction Agreement (other than this Agreement) to which Seller, any Seller Party or any Acquired Company is a party, duly executed by Seller, such Seller Party or such Acquired Company, as applicable;
(c)    evidence of payment of the Extraordinary Dividend and the True-Up Dividend;
(d)    if applicable, evidence of the issuance of the Closing Date Surplus Note in accordance with Section 8.29;
(e)    the certificate referred to in Section 11.02(a)(iv);
(f)    written resignations of each of the directors and managers of the Acquired Companies who are not Transferred Employees, effective as of the Effective Time;
(g)    evidence of the termination of certain Intercompany Agreements pursuant to Section 7.07(a);
(h)    evidence of the settlement, discharge, offset or payment in full of certain intercompany payables, receivables, loans, notes and advances, regardless of maturity, pursuant to Section 7.06;
(i)    a duly executed certificate of non-foreign status in accordance with Treasury Regulations Section 1.1445-2(b)(2), from Seller, and from each Affiliate of Seller from whom any Acquired Asset or Assumed Liability is transferred under Section 2.01 of this Agreement;
(j)    IRS Form 8023 (and any state forms) as required to effect the Section 338(h)(10) Elections, completed and properly executed by Seller; and
(k)    such other agreements, documents, instruments or certificates as are contemplated by this Agreement or the other Transaction Agreements to be executed and delivered by Seller, any Seller Party or any Acquired Company on the Closing Date.
Section 3.05    Post-Closing Deliveries. If HLIC issues the Closing Date Surplus Note to Seller pursuant to Section 8.29, then Seller shall deliver, or cause to be delivered, to HLIC the Closing Date Surplus Note for cancellation and cooperate with HLIC to effect such cancellation immediately upon repayment by HLIC of the principal amount of the Closing Date Surplus Note.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING SELLER, HFSG AND THE SELLER PARTIES
Seller hereby represents and warrants to Buyer as follows as of the date hereof and as of the Closing Date (except for such representations and warranties which address matters only as of a specific date, which representations and warranties shall be true and correct as of such specific date):
Section 4.01    Incorporation and Authority of Seller, HFSG and the Seller Parties.
(a)    Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. HFSG is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each other Seller Party is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or organized.
(b)    Each of Seller, HFSG and each Seller Party has all requisite corporate power to enter into, consummate the transactions contemplated by, and carry out its obligations under, each of the Transaction Agreements to which it is or will be a party. The execution and delivery by Seller and each Seller Party of the Transaction Agreements to which it is or will be a party, and the consummation by Seller and each Seller Party of the transactions contemplated by, and the performance by Seller and each Seller Party of its obligations under, such Transaction Agreements have been duly authorized by all requisite corporate action on the part of Seller and each Seller Party. This Agreement has been, and upon execution and delivery of the other Transaction Agreements to which Seller and each Seller Party is or will be a party, such other Transaction Agreements will be, duly executed and delivered by Seller and each Seller Party, and this Agreement constitutes, and upon execution and delivery of the other Transaction Agreements to which Seller and each Seller Party is or will be a party, such other Transaction Agreements will constitute (assuming due authorization, execution and delivery by each other party to such Transaction Agreement), the legal, valid and binding obligation of Seller and each Seller Party, enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
Section 4.02    No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 4.03 have been obtained or taken, except as set forth in Section 4.02 of the Seller Disclosure Schedule and except as may result from any facts or circumstances solely relating to Buyer or its Affiliates (as opposed to any other third party), the execution, delivery and performance by Seller, HFSG, the other Seller Parties and the Acquired Companies of, and the consummation by Seller, HFSG, the other Seller Parties and the Acquired Companies of the transactions contemplated by, the Transaction Agreements and the Specified Third-Party Reinsurance Transaction Documents to which any of them is or will be a party do not and will not (a) violate or conflict with the organizational documents of Seller, HFSG, any other Seller Party or any of the Acquired Companies, (b) violate or conflict with any Law or other Governmental Order applicable to Seller, HFSG, any other Seller Party or any of the Acquired Companies or by which any of them or any of their respective properties or assets is bound or subject, (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, acceleration, impairment, alteration or cancellation of, or result in the creation of any Lien (other than a Permitted Lien) on, any of the assets, rights or properties of Seller, any Seller Party or any of the Acquired Companies pursuant to, any Material Contract or (d) require any vote or action by the shareholders or members, as applicable, of the Acquired Companies, other than, in the case of clauses (b) or (c), any such conflicts, violations, breaches, defaults, rights or Liens that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Company Material Adverse Effect.
Section 4.03    Consents and Approvals. Except as set forth in Section 4.03 of the Seller Disclosure Schedule, or as may result from any facts or circumstances solely relating to Buyer or its Affiliates (as opposed to any other third party), the execution, delivery and performance by Seller, HFSG, the other Seller Parties and the Acquired Companies of, and the consummation by Seller, HFSG, the other Seller Parties and the Acquired Companies of the transactions contemplated by, the Transaction Agreements and the Specified Third-Party Reinsurance Transaction Documents to which any of them is or will be a party do not and will not require any Governmental Approval to be obtained or made by Seller, any Seller Party or the Acquired Companies, except for such Governmental Approvals the failure of which to be obtained or made would not, and would not reasonably be expected to, individually or in the aggregate, materially impair or delay the ability of any of Seller, HFSG, the other Seller Parties or the Acquired Companies to perform their material obligations under this Agreement, the other Transaction Agreements and the Specified Third-Party Reinsurance Transaction Documents, taken as a whole, including consummation of the transactions contemplated hereby or thereby.
ARTICLE V
REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED COMPANIES, ACQUIRED ASSETS AND THE BUSINESS
Seller hereby represents and warrants to Buyer as follows as of the date hereof and as of the Closing Date (except for such representations and warranties which address matters only as of a specific date, which representations and warranties shall be true and correct as of such specific date), except as disclosed in any HLIC SEC Report that is on Form 10-K, 10-Q or 8-K and filed with the SEC and publicly available on the internet website of the SEC at least ten (10) Business Days prior to the date of this Agreement (excluding any disclosure set forth in sections titled “Risk Factors” or “forward-looking statements” or in any other section to the extent the disclosure in such other section is a forward-looking statement or cautionary, predictive or forward-looking in nature):
Section 5.01    Incorporation and Authority of the Acquired Companies.
(a)    Each of the Acquired Companies (i) is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, (ii)  is duly qualified as a foreign corporation or other organization to do business and is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary and (iii) has the requisite corporate or other power and authority to operate its business as now conducted, except in the case of clause (ii), where the failures to be so qualified, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
(b)    Each of the Acquired Companies has all requisite corporate power to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements to which it is or will be a party. The execution and delivery by each of the Acquired Companies of the Transaction Agreements to which it is or will be a party, and the consummation by each of the Acquired Companies of the transactions contemplated by, and the performance by each of the Acquired Companies of its obligations under, such Transaction Agreements have been duly authorized by all requisite corporate action on the part of such entity. Upon execution and delivery of the Transaction Agreements and the Specified Third-Party Reinsurance Transaction Documents to which each of the Acquired Companies is or will be a party, such Transaction Agreements and the Specified Third-Party Reinsurance Transaction Documents will be duly executed and delivered by each of the Acquired Companies, and (assuming due authorization, execution and delivery by each other party to such Transaction Agreements) such Transaction Agreements and the Specified Third-Party Reinsurance Transaction Documents will constitute, the legal, valid and binding obligation of each of the Acquired Companies, enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
(c)    Seller has made available to Buyer copies of the organizational documents of the Acquired Companies, in each case as amended and in effect as of the date hereof.
(d)    None of the Acquired Companies (i) is the subject of any supervision, conservation, rehabilitation, liquidation, receivership, insolvency, bankruptcy or other proceeding or (ii) since January 1, 2014, has received any written notice from any Governmental Authority or other Person threatening to seek to initiate any such proceeding.
Section 5.02    Capital Structure of the Acquired Companies; Ownership and Transfer of the Shares; Ownership of the Acquired Assets.
(a)    Section 5.02(a) of the Seller Disclosure Schedule sets forth (i) the authorized Capital Stock of each of the Acquired Companies and (ii) the number of shares of each class or series of Capital Stock of each of the Acquired Companies that are issued and outstanding, together with the registered holder thereof. Except as set forth in Section 5.02(a) of the Seller Disclosure Schedule, there are no shares of Capital Stock of the Acquired Companies issued and outstanding. All the outstanding shares of Capital Stock of the Acquired Companies have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or subscription rights. There are no options, calls, puts, tag-alongs, drag-alongs, warrants or convertible or exchangeable securities, or conversion, preemptive, subscription or other rights, or agreements, arrangements or commitments, in any such case, obligating or which may obligate Seller, the Acquired Companies or any of their Affiliates, whether contingent or otherwise, to issue, transfer, sell, purchase, return, acquire or redeem (or establish a sinking fund with respect to redemption) any Capital Stock of the Acquired Companies or securities convertible into or exchangeable for any Capital Stock of the Acquired Companies, and there are no shares of Capital Stock of the Acquired Companies reserved for issuance for any purpose. There are no capital appreciation rights, profit interests, phantom stock plans, securities with participation rights or features, or similar obligations or commitments of any of the Acquired Companies. There are no bonds, debentures, notes or other indebtedness of any of the Acquired Companies having voting rights (or convertible into securities having voting rights).
(b)    Seller owns all of the outstanding Capital Stock of HLI, beneficially and of record and free and clear of all Liens, other than any Liens arising as a result of this Agreement.
(c)    The Acquired Company that is listed as the registered holder of the Capital Stock of each other Acquired Company as set forth in Section 5.02(a) of the Seller Disclosure Schedule owns all such outstanding Capital Stock of such Acquired Company, beneficially and of record, free and clear of all Liens, other than any Liens arising as a result of this Agreement.
(d)    Except for this Agreement, there are no (i) voting trusts, stockholder agreements, proxies or other rights or agreements in effect with respect to the voting, transfer or dividend rights of the Capital Stock of the Acquired Companies or (ii) contractual obligations or commitments restricting the right of the owner thereof to transfer of any shares of Capital Stock of the Acquired Companies.
(e)    Except as set forth in Section 5.02(e) of the Seller Disclosure Schedule and investment assets acquired in the ordinary course of business, the Acquired Companies have no Subsidiaries.
(f)    Seller or one or more of its Affiliates (other than the Acquired Companies) holds, in all material respects, good title and valid title to or has valid leases, licenses or rights to use the tangible Acquired Assets, in each case, free and clear of any Liens, except for Permitted Liens and Liens arising as a result of this Agreement.
(g)    Except as set forth in Section 5.02(g) of the Seller Disclosure Schedule and except for investment assets owned by, or held in trust for the benefit of, an Insurance Company, the Acquired Companies are not members of or participants in any partnership, joint venture or other entity.
Section 5.03    SEC Reports; Financial Statements; Absence of Undisclosed Liabilities.
(a)    HLIC has timely filed or furnished all required forms, reports, statements, schedules, registration statements and other documents required to be filed or furnished by HLIC with or to the SEC since January 1, 2014 (the documents referred to in this Section 5.03(a), collectively with any other forms, reports, statements, schedules, registration statements, prospectuses, proxy statements and other documents filed with or furnished to the SEC after the date hereof, the “HLIC SEC Reports”). As of its filing or furnishing date, each HLIC SEC Report complied, and each such HLIC SEC Report filed or furnished after the date hereof will comply, in all material respects with the requirements of the Securities Act and the Exchange Act applicable thereto.
(b)    Except as set forth in Section 5.03(b) of the Seller Disclosure Schedule, each of the GAAP Financial Statements has been derived from the books and records of the Acquired Subsidiaries and prepared in accordance with GAAP (subject to the omission of notes and normal year-end adjustments in the case of the unaudited statements) consistently applied by HLIC throughout the periods presented and presents fairly, in all material respects, the consolidated financial position, results of operations, stockholder’s equity and cash flows of HLIC and its consolidated Subsidiaries as at the respective dates and for the respective periods indicated, in accordance with GAAP.
(c)    Seller has made available to Buyer copies of the following statutory statements, in each case together with the exhibits, schedules and notes thereto (collectively, the “Statutory Statements” and together with the GAAP Financial Statements, the “Financial Statements”): (i) the annual statement of each Insurance Company and HLA as of and for the annual periods ended December 31, 2014, 2015 and 2016, in each case as filed with the insurance Governmental Authority of the jurisdiction of domicile of such Insurance Company or HLA, (ii) the audited annual financial statements of each Insurance Company and HLA as of and for the annual periods ended December 31, 2014, 2015 and 2016, together with the report of each such company’s independent auditors thereon and all exhibits, schedules and notes thereto, and (iii) the quarterly statements of each Insurance Company and HLA as of and for the quarterly period ended September 30, 2017, in each case as filed with the insurance Governmental Authority of the jurisdiction of domicile of such Insurance Company. Except as set forth on Section 5.03(c) of the Seller Disclosure Schedule, the Statutory Statements of the Insurance Companies have been derived from the books and records of the applicable Insurance Company and prepared in all material respects in accordance with SAP applied consistently throughout the periods involved, and present fairly, in all material respects, the statutory financial position, results of operations and, if applicable, cash flows of the applicable Insurance Company as of their respective dates and for the respective periods covered thereby. Solely to the extent relating to the HLA Insurance Contracts, the Statutory Statements of HLA have been derived from the books and records of HLA and prepared in all material respects in accordance with SAP applied consistently throughout the periods involved, and present fairly, in all material respects, the statutory financial position, results of operations and, if applicable, cash flows of HLA as of their respective dates and for the respective periods covered thereby. All assets that are, or will be, as applicable, reflected as admitted assets on the Statutory Statements, to the extent applicable, comply, or will comply, as applicable, in all material respects with all Laws applicable to admitted assets. No material deficiency has been asserted by any Governmental Authority with respect to any of the Statutory Statements that has not been resolved to the satisfaction of the applicable Governmental Authority prior to the date of this Agreement.
(d)    Section 5.03(d) of the Seller Disclosure Schedule sets forth a true and complete list of all accounting practices used by the Insurance Companies in connection with such Insurance Company’s Statutory Statements that depart from the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual (each such departure, a “Permitted or Prescribed Accounting Practice”), if any. All such Permitted or Prescribed Accounting Practices have been approved by the applicable Departments of Insurance in writing at or prior to the time used by the Insurance Companies in connection with the applicable Statutory Statement. Since January 1, 2014, neither the Insurance Companies nor any Person acting on behalf of the Insurance Companies has sought approval for a permitted accounting practice that was either (i) not granted by the applicable Department of Insurance or (ii) granted by the applicable Department of Insurance but not used by the Insurance Companies in connection with the applicable Statutory Statement.
(e)    When delivered, the Future Quarterly GAAP Financial Statements and Future Annual GAAP Financial Statements will be derived from the books and records of the Acquired Subsidiaries and prepared in accordance with GAAP (subject to the omission of notes and normal year-end adjustments in the case of the Future GAAP Quarterly Financial Statements) consistently applied by HLIC throughout the periods presented and present fairly, in all material respects, the consolidated financial position, results of operations, stockholder’s equity and cash flows of HLIC and its consolidated Subsidiaries as at the respective dates and for the respective periods indicated, in accordance with GAAP. When delivered, the Future Quarterly Statutory Statements and Future Annual Statutory Statements of the Insurance Companies will be derived from the books and records of the applicable Insurance Company and prepared in all material respects in accordance with SAP consistently applied by the applicable Insurance Company throughout the periods involved and present fairly, in all material respects, the statutory financial position, results of operations and, if applicable, cash flows of the applicable Insurance Company, as applicable, as at the respective dates and for the respective periods indicated. When delivered, solely to the extent relating to the HLA Insurance Contracts, the Future Quarterly Statutory Statements and Future Annual Statutory Statements of HLA will be derived from the books and records of HLA and prepared in all material respects in accordance with SAP consistently applied by HLA throughout the periods involved and present fairly, in all material respects, the statutory financial position, results of operations and, if applicable, cash flows of HLA as at the respective dates and for the respective periods indicated. All assets that will be reflected as admitted assets on the Future Quarterly Statutory Statements and Future Annual Statutory Statements of the Insurance Companies and HLA, to the extent applicable, will comply in all material respects with all Laws applicable to admitted assets.
(f)    Each Acquired Company maintains internal accounting controls that provide reasonable assurance that: (i) records are maintained in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of such Acquired Company, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP or SAP, as applicable, and that receipts and expenditures of such Acquired Company are being made only in accordance with authorizations of management and directors of such Acquired Company and (iii) controls prevent or timely detect unauthorized acquisition, use or disposition of such Acquired Company’s assets that could have a material effect on the financial statements of such Acquired Company.
(g)    Seller has made available to Buyer true and correct copies of the unaudited annual statutory financial statements of each of the Separate Accounts as of and for the annual periods ended December 31, 2014, 2015 and 2016 (the “Separate Account Annual Statements”), in each case, as filed with the insurance Governmental Authority of the jurisdiction of domicile of the applicable Insurance Company, together with the exhibits, schedules and notes thereto and any affirmations and certifications filed therewith. The Separate Account Annual Statements have been prepared in accordance with SAP applied consistently throughout the periods involved, and present fairly, in all material respects, the statutory financial position and results of operation of such Separate Accounts as of their respective dates and for their respective periods covered thereby.
(h)    Except (i) as set forth in Section 5.03(h) of the Seller Disclosure Schedule, (ii) for Liabilities of HLI that are subject to indemnification under Section 13.01(a)(iii), (iii) to the extent reserved for in the Financial Statements as of the Accounts Date or disclosed in the notes thereto, (iv) for Liabilities and obligations under the terms of the HLI Notes and (v) for Liabilities and obligations incurred in the ordinary course of business since the Accounts Date, there are no Liabilities or obligations of the Acquired Companies of any nature (whether accrued, absolute, contingent or otherwise) of a type that would be required to be disclosed, reflected or reserved for on a balance sheet or disclosed in the notes thereto, prepared in accordance with SAP or GAAP, as applicable.
(i)    The aggregate principal amount of the HLI Notes as of the date hereof is $143,004,000.
Section 5.04    Absence of Certain Changes. Except as set forth in Section 5.04 of the Seller Disclosure Schedule or as contemplated by this Agreement, from the Accounts Date to the date of this Agreement, (a) the Acquired Companies (and, solely to the extent relating to the HLA Insurance Contracts, HLA) have conducted the Business in the ordinary course, (b) there has not occurred any event or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect and (c) other than any action that would result in Leakage or Permitted Leakage, neither Seller nor any of its Affiliates has taken any action or failed to take any action that, if taken or failed to be taken after the date hereof without the consent of Buyer, would constitute a breach of Section 7.01 had such Section been in effect from the Accounts Date to the date of this Agreement.
Section 5.05    Books and Records. The books and records of the Acquired Companies and the Business (a) have been maintained in all material respects in accordance with applicable Law and (b) accurately present and reflect, in all material respects, the Business and all transactions and actions related thereto.
Section 5.06    Absence of Litigation.
(a)    Except as set forth in Section 5.06(a) of the Seller Disclosure Schedule, as of the date hereof, there are no Actions (other than individual claims under insurance or annuity policies and contracts, or any binders, slips, certificates, endorsements or riders thereto, within applicable policy limits) reasonably expected to result in (i) damages in excess of $1,000,000 or (ii) that seek an injunction reasonably expected to materially affect the conduct of the Business, pending or, to the Knowledge of Seller, threatened in writing, against any of the Acquired Companies (or, solely to the extent relating to the HLA Insurance Contracts, HLA).
(b)    There are no Actions pending or, to the Knowledge of Seller, threatened against Seller or any of its Affiliates (including the Acquired Companies) that question the validity of, or seek injunctive relief with respect to, any of the Transaction Agreements or the right of Seller, any Seller Party or the Acquired Companies to enter into any of the Transaction Agreements.
Section 5.07    Compliance with Laws.
(a)    Except as set forth in Section 5.07(a) of the Seller Disclosure Schedule, since January 1, 2014, none of the Acquired Companies (or, solely to the extent relating to the HLA Insurance Contracts, HLA) has been or currently is in violation in any material respect of any Laws, Governmental Orders or material agreement with any Governmental Authority, in each case, applicable to them or their assets, properties or businesses. Since January 1, 2014, none of the Acquired Companies (or, solely to the extent relating to the HLA Insurance Contracts, HLA) has received any written notice, written communication, or, to the Knowledge of Seller, oral notification from any Governmental Authority regarding any asserted past or present failure to comply, in any material respect, with any Law or Governmental Order and, to the Knowledge of Seller, there has not been any threat to provide such notification.
(b)    Except as set forth in Section 5.07(b) of the Seller Disclosure Schedule, none of the Acquired Companies (or, solely to the extent relating to the HLA Insurance Contracts, HLA) are a party to, or bound by, any material Governmental Order or other material agreement with any Governmental Authority (including a consent agreement, memorandum or understanding with, or any commitment letter or similar undertaking to, any Governmental Authority), in each case, applicable to them or their assets, properties or businesses.
(c)    To the Knowledge of Seller, since January 1, 2014, no director or officer of any Acquired Companies, Business Employee or other employee or Representative of any Acquired Company or Seller or any of its Affiliates acting for or on behalf of any Acquired Company has, directly or indirectly, (i) violated any applicable Anti-Bribery Laws, (ii) violated any applicable export control, money laundering or anti-terrorism Law or (iii) established or maintained any unrecorded fund or asset or made false entries in the books and records for the purpose of facilitating any of the matters set forth in clauses (i) and (ii) above.
(d)    Each Acquired Company (other than the Insurance Companies) has filed all material reports, statements, documents, registrations, filings or submissions required to be filed with any Governmental Authority since January 1, 2014, and all such material reports, statements, documents, registrations, filings or submissions were timely filed and complied in all material respects with applicable Law when filed or as amended or supplemented, and no deficiencies have been asserted by any Governmental Authority with respect to such material reports, statements, documents, registrations, filings or submissions that have not been resolved to the satisfaction of the applicable Governmental Authority prior to the date of this Agreement.
(e)    Seller has made available to Buyer true and correct copies of all such material reports, statements, documents, registrations, filings or submissions filed with any Governmental Authority since January 1, 2014 to the date hereof. No later than five (5) Business Days prior to the Closing Date, Seller shall have made available to Buyer true and correct copies of all such material reports, statements, documents, registrations, filings or submissions filed with any Governmental Authority following the date hereof through the fifth (5th) Business Day prior to the Closing Date and, if applicable, shall have made available to Buyer within one (1) Business Day of making such filing all such material reports, statements, documents, registrations, filings or submissions filed with any Governmental Authority between the fifth (5th) Business Day prior to the Closing Date and the Closing Date.
Section 5.08    Governmental Licenses and Permits.
(a)    Each of the Acquired Companies (and, solely to the extent relating to the HLA Insurance Contracts, HLA) owns, holds or possesses all material governmental qualifications, registrations, licenses, permits or authorizations that are necessary for it to conduct its business and to own or use its assets and properties, as such business, assets and properties are conducted, owned and used on the date hereof (collectively, the “Permits”).
(b)    Except as set forth in Section 5.08(b) of the Seller Disclosure Schedule, (i) all Permits are valid and in full force and effect in accordance with their terms, (ii) none of the Acquired Companies (or, solely to the extent relating to the HLA Insurance Contracts, HLA) is in default or violation, in any material respect, of any of the Permits, (iii) none of the Acquired Companies (or, solely to the extent relating to the HLA Insurance Contracts, HLA) is the subject of any pending or, to the Knowledge of Seller, threatened Action seeking the revocation, suspension, limitation, termination, modification, impairment or non-renewal of any Permit and (iv) since January 1, 2014, none of the Acquired Companies (or, solely to the extent relating to the HLA Insurance Contracts, HLA) has received any written notice or, to the Knowledge of Seller, oral notice from any Governmental Authority regarding (A) any actual or alleged violation of, or failure on the part of any of the Acquired Companies (or, solely to the extent relating to the HLA Insurance Contracts, HLA) to comply with, any term or requirement of any Permit or (B) any actual or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to, any Permit. Subject to obtaining the consents set forth in Section 4.03 of the Seller Disclosure Schedule, none of the Permits will be subject to revocation, suspension, withdrawal or termination as a result of the consummation of the transactions contemplated hereby.
Section 5.09    Intellectual Property.
(a)    Section 5.09(a) of the Seller Disclosure Schedule contains a true and correct list of all (i) Intellectual Property that has issued or is registered or is subject to an application for issuance or registration and (ii) unregistered Intellectual Property that is material to the Business as conducted on the date of this Agreement, in each case that is either owned by the Acquired Companies or included in the Transferred Owned Intellectual Property (collectively, the “Owned Intellectual Property”). For each such item of Intellectual Property, Section 5.09(a) of the Seller Disclosure Schedule includes, where applicable, (A) the current owner (including, with respect to Internet domain names, social media usernames and other digital identifiers, the current registrant), (B) the jurisdiction where the application, registration or issuance is filed, (C) the application, registration and issue number and (D) the application, registration and issue date.
(b)    The issued and registered Intellectual Property included in Section 5.09(a) of the Seller Disclosure Schedule is subsisting and, to the Knowledge of Seller, valid and enforceable. Except as set forth in Section 5.09(b) of the Seller Disclosure Schedule, the Acquired Companies own all Owned Intellectual Property (except for the Transferred Owned Intellectual Property, which is owned by Seller and its Affiliates (other than an Acquired Company)). Except as set forth in Section 5.09(b) of the Seller Disclosure Schedule, the Owned Intellectual Property is solely owned by Seller, one of its Affiliates or an Acquired Company free and clear of all Liens, except for Permitted Liens. Seller, its Affiliates and the Acquired Companies have taken commercially reasonable actions necessary to maintain (i) the validity and enforceability of the Owned Intellectual Property set forth in Section 5.09(a)(i) of the Seller Disclosure Schedule under all applicable Law (including making and maintaining in full force and effect all necessary filings, registrations and issuances) and (ii) the confidentiality of material trade secrets used in the Business. To the Knowledge of Seller, (A) none of Seller, its Affiliates or the Acquired Companies has conducted or is conducting the Business in a manner that would reasonably be expected to result in the cancellation or unenforceability of any Owned Intellectual Property and (B) there has been no unauthorized use or disclosure of any such material trade secret.
(c)    Except as set forth in Section 5.09(c) of the Seller Disclosure Schedule and to the Knowledge of Seller, since January 1, 2014: (i) the operation of the Business has not and does not infringe, misappropriate, dilute or violate any Intellectual Property of any non-affiliated third party, (ii) no Person has been or is engaging in any activity that infringes, misappropriates, dilutes or violates upon the Owned Intellectual Property and (iii) since January 1, 2014, there has not been and there is no pending or threatened Action alleging that the operation of the Business infringes, misappropriates, dilutes or violates the Intellectual Property of any non-affiliated third party or challenging the ownership, validity or enforceability of the Owned Intellectual Property.
(d)    To the Knowledge of Seller, no Progressive Patents (as defined in that certain Settlement and License Agreement, effective as of January 31, 2014, by and among Progressive Casualty Insurance Company, The Progressive Corporation, HFIC, Hartford Insurance Company of the Midwest and Hartford Underwriters Insurance Company) read on the Business as conducted on the date hereof.
Section 5.10    Information Technology, Data Security and Privacy.
(a)    Except as set forth in Section 5.10(a) of the Seller Disclosure Schedule, (i) to the Knowledge of Seller, the Information Technology is adequate and suitable (including with respect to working condition, security, performance and capacity) in all material respects for the conduct of the Business as currently conducted and does not contain any virus, worm, time bomb, beacon or other malware and (ii) since January 1, 2014, to the Knowledge of Seller, (A) no pre-existing data breaches that have occurred have not been resolved, and (B) there have been no data breaches that, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect.
(b)    Except as set forth in Section 5.10(b) of the Seller Disclosure Schedule and to the Knowledge of Seller, since January 1, 2014, (i) a privacy statement regarding Seller’s, its Affiliates’ and the Acquired Companies’ use, including the collection, protection and disclosure, of the personally identifiable information and non-public information of individuals who are visitors to the websites of the Business has been and is posted and accessible to individuals on each such website and (ii) Seller, its Affiliates and the Acquired Companies, in each case to the extent relating to the Business, have been and are in compliance in all material respects with any such privacy statement and in all material respects with applicable Law pertaining to such personally identifiable information and non-public information.
(c)    Except as set forth in Section 5.10(c) of the Seller Disclosure Schedule, since January 1, 2014, Seller, its Affiliates and each Acquired Company have not, in each case with respect to the Business, received any written claims, notices or complaints regarding (i) the use, including the collection, protection and disclosure, by Seller, its Affiliates or any Acquired Company of any personally identifiable information and non-public information of individuals or (ii) alleging a violation of any such individual’s privacy, personal or confidentiality rights under any applicable privacy statement or Law pertaining to such personally identifiable information and non-public information. To the Knowledge of Seller, the consummation of the transactions contemplated by this Agreement will not violate any such privacy statement or Law pertaining to such personally identifiable information and non-public information.
Section 5.11    Environmental Matters. To the Knowledge of Seller, none of the Acquired Companies (or, solely to the extent relating to the Leased Real Property, Seller or any of its Affiliates) has received a written notice, request for information, claim or demand from any Governmental Authority or third party alleging liability in connection with the violation of any Environmental Law, there are no material judicial or administrative proceedings pending or threatened against the Acquired Companies or relating to the Leased Real Property arising under or relating to an Environmental Law, and since January 1, 2014, each of the Acquired Companies (and, solely to the extent relating to the Leased Real Property, Seller and each of its Affiliates) is and has been in compliance in all material respects with any applicable Environmental Laws.
Section 5.12    Material Contracts.
(a)    Section 5.12(a) of the Seller Disclosure Schedule contains a true and correct list of each written contract, agreement, instrument or other legally binding and enforceable commitment (including all amendments and supplements thereto and assignments and extensions thereof, each, a “Material Contract”) in force as of the date hereof (other than Reinsurance Agreements, insurance or annuity policies and contracts, or any binders, slips, certificates, endorsements or riders thereto, and any contracts, agreements, instruments or commitments that relate to the acquisition, disposition or custody of Investment Assets) to which any of the Acquired Companies is a party or that is a Shared Contract or a Transferred Contract (other than the Assigned Lease), in each case, that:
(i)    involved during the twelve (12)-month period ended December 31, 2016, or is expected to involve during the twelve (12)-month period ending December 31, 2017, (A) aggregate payments in excess of $5,000,000 by the Acquired Companies or any of their Affiliates (in respect of the Business) or (B) the delivery by the Acquired Companies or their Affiliates of goods or services (in respect of the Business) with a fair market value in excess of $5,000,000;
(ii)    involved during the twelve (12)-month period ended December 31, 2016, or is expected to involve during the twelve (12)-month period ending December 31, 2017, receipt of payments, goods or services by any Acquired Company or any of their Affiliates (with respect to the Business) with a fair market value in excess of $5,000,000;
(iii)    has a non-affiliated Person license (as licensor or licensee) material Intellectual Property or Software to or from any of the Acquired Companies that involved during the twelve (12)-month period ended December 31, 2016, or is expected to involve during the twelve (12)-month period ending December 31, 2017, aggregate payments in excess of $5,000,000, or pursuant to which any third Person licenses, creates, develops or customizes Intellectual Property or Software (other than commercially available off-the-shelf software) material to the operation of the Business as conducted on the date of this Agreement for or on behalf of (A) any of the Acquired Companies or (B) Seller or any of its Affiliates (other than the Acquired Companies) to the extent created, developed or customized exclusively in connection with the Business;
(iv)    is a Distribution Contract with any Material Distributor;
(v)    is a Mutual Fund Agreement with any Significant Mutual Fund Organization;
(vi)    contains covenants limiting the ability of any of the Acquired Companies in any material respect to engage in any line of business or to compete with any Person, or that contains covenants limiting the ability of any Person to provide material products or services to any of the Acquired Companies, in each case, except for contracts and agreements that limit the ability of any Acquired Company to solicit the employment of, or hire individuals employed by, other Persons;
(vii)    provides for any obligation to loan or contribute funds to, or make investments in, another Person;
(viii)    is a mortgage, indenture, loan or credit agreement, security agreement or other agreement or instrument relating to the borrowing of money or extension of credit or the direct or indirect guarantee of any obligation for borrowed money of any Person (including the Acquired Companies) or any other Liability in respect of indebtedness for borrowed money of any Person (including the Acquired Companies), in each case, involving Liabilities in excess of $5,000,000, or any direct or indirect guarantee of any obligation or Liability in respect of an Employee Benefit Plan;
(ix)    is a material limited liability company, partnership, joint venture or other similar contract relating to the formation, creation, operation, management or control of any partnership or joint venture in respect of the Business;
(x)    is a written Contract with any Business Employee who is a Managerial Employee relating to the Business Employee’s employment with Seller or its Affiliates;
(xi)    is a material third-party administration or other insurance policy administration agreement relating to the Insurance Contracts;
(xii)    is an investment management agreement with any Affiliate of the Acquired Companies or any third party in respect of assets held in the general account of any Insurance Company;
(xiii)    is a stable value wrap agreement relating to life insurance policies issued by any Insurance Company under which directors, officers or employees (or former directors, officers or employees) of a bank, corporation or other corporate entity are the insureds and such bank, corporation, trust (for the express purpose of procuring such policies) or other corporate entity is the policy owner or a beneficiary of such policy and where such employer procures such polices in a broad-based program with respect to its employees;
(xiv)    is a Gemini Hedge Agreement;
(xv)    is a Prior Disposition Agreement;
(xvi)    provides for any guarantee or surety by an Acquired Company of the obligations of any other Person (other than another Acquired Company);
(xvii)    is an Intercompany Agreement (other than any Intercompany Agreements that will be terminated pursuant to Section 7.07);
(xviii)    requires any of the Acquired Companies to maintain a minimum rating issued by a credit rating agency that would give rise to any violation, breach or default by any of the Acquired Companies thereunder, or that would permit any modification, acceleration or termination thereof, in the event of any ratings downgrade of, any of the Acquired Companies;
(xix)    grants a right of first refusal or first offer or similar right, to the extent relating to the Acquired Companies or the Business;
(xx)    pursuant to which any Lien, other than a Permitted Lien, is placed or imposed on any material asset of an Acquired Company;
(xxi)    is a coexistence agreement, settlement agreement, a covenant not to sue, or a consent agreement, in each case under which an Acquired Company is restricted in its right to use, enforce or register any material Intellectual Property used in connection with the Business; or
(xxii)    contains a commitment or obligation to enter into any of the foregoing.
(b)    Seller has made available to Buyer a true and correct copy of each Material Contract as of the date of this Agreement. Except as set forth in Section 5.12(b) of the Seller Disclosure Schedule, each Material Contract is a legal, valid and binding obligation of the applicable Acquired Company, Seller or its Affiliates party thereto, and, to the Knowledge of Seller, each other party to such Material Contract, and is enforceable against the applicable Acquired Company, Seller or its Affiliates party thereto, and, to the Knowledge of Seller, each such other party, in accordance with its terms (except in each case as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, fraudulent conveyance or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, and subject to the limitations imposed by general equitable principles (whether or not such enforceability is considered in a proceeding at Law or in equity)). The applicable Acquired Company, Seller or its Affiliates party thereto has performed in all material respects the obligations required to be performed by it as of the date hereof and as of the Closing Date, as applicable, under each Material Contract to which it is a party, and none of the Acquired Companies, Seller or any of its Affiliates nor, to the Knowledge of Seller, any other party to a Material Contract, is in material violation, material default or material breach or has failed to perform any material obligation under a Material Contract, or has received any written claims or, to the Knowledge of Seller, oral claims of such material violation, material breach or material default by it, and, to the Knowledge of Seller, there does not exist any event, condition or omission that would constitute such a material violation, material breach or material default or require the payment of additional amounts by any of the Acquired Companies, or, to the Knowledge of Seller, any other party thereto, under any provision thereof or that would permit modification, acceleration or termination of any Material Contract by any of the Acquired Companies or, to Knowledge of Seller, any other party thereto (whether by lapse of time or notice or both). Except as set forth in Section 5.12(b) of the Seller Disclosure Schedule, none of the applicable Acquired Companies, Seller or any of its Affiliates have caused or permitted to exist (whether by action or omission) or have received any written notice, or to the Knowledge of Seller, oral notice, in respect of (i) a cancellation, termination or non-renewal right that remains in effect, or of an intent or reservation of right to cancel, terminate, close-out or not renew any Material Contract or any transaction thereunder or (ii) any “Termination Event,” “Event of Default,” “Potential Event of Default” or “Specified Condition” under any Gemini Hedge Agreement. There does not exist any condition or event that would permit any Gemini Counterparty to suspend or reduce its obligation to continue posting or returning collateral, as applicable, in accordance with the terms of the applicable Gemini Hedge Agreement.
(c)    There is no guarantee or indemnity agreement between or among any Acquired Company, any Seller Party and any other Person relating to the Gemini Hedge Agreements (except for any guarantees or indemnities expressly set forth in the Gemini Hedge Agreements).
Section 5.13    Affiliate Transactions; Intercompany Accounts.
(a)    Section 5.13(a)(i) of the Seller Disclosure Schedule sets forth a true and correct list, as of the date hereof, of all material contracts, agreements, leases, licenses and other instruments (whether or not reduced to writing), other than any Insurance Contracts, between any of the Acquired Companies, on the one hand, and Seller or any Affiliate of Seller (other than the Acquired Companies), on the other hand (collectively, “Intercompany Agreements”). Except as set forth in Section 5.13(a)(ii) of the Seller Disclosure Schedule, since the Accounts Date, there has not been any accrual of liability by any Acquired Company to Seller or any of its respective Affiliates (other than an Acquired Company) or other transaction between an Acquired Company and Seller or any Affiliate of Seller (other than an Acquired Company), except in the ordinary course of business or pursuant to the Transaction Agreements.
(b)    Section 5.13(b) of the Seller Disclosure Schedule sets forth a true and correct list and amount, as of October 31, 2017, of each intercompany loan, note, advance, receivable and payable, in each case, between an Acquired Company, on one hand, and Seller or its Affiliates (other than an Acquired Company), on the other hand.
(c)    Section 5.13(c) of the Seller Disclosure Schedule sets forth a true and correct list of all Intercompany Agreements between any of the Acquired Companies, on the one hand, and Seller or any Affiliate of Seller (other than the Acquired Companies), on the other hand, that will not be terminated on or prior to the Closing Date.
Section 5.14    Employee Benefits; Employees.
(a)    The Acquired Companies currently do not have, and since January 1, 2014 have not had, any employees. Section 5.14(a) of the Seller Disclosure Schedule sets forth a list as of the date hereof of Business Employees by name and position and designates those who are Inactive Business Employees and those who are Milestone Employees. Seller has provided or made available to Buyer, as of the date hereof, for each Business Employee, such employee’s title, wages, salary or hourly rate of pay and bonus opportunity and any commitments, written or, to the Knowledge of Seller, oral (other than as already set forth in a written Employee Benefit Plan, if any), to change such wages, salary, hourly rate of pay or bonus opportunity and the date upon which such change becomes effective, whether the employee is on leave of absence and the nature of the leave, and the date of hire of each such employee and each such employee’s principal work location. To the Knowledge of Seller, as of the date hereof, all Business Employees have established valid, current U.S. employment authorization. As of immediately prior to the date hereof there are, and as of immediately prior to Closing there will be, no Business Employees who provide services to the Acquired Companies as independent contractors or consultants (other than those employed by a third-party entity that has a contract with the Acquired Companies).
(b)    None of the Employee Benefit Plans is sponsored by an Acquired Company and, except as set forth on Schedule 8.06(b) or in respect of Group Annuity Contract GA-6226, the Acquired Companies have no Liabilities under, or with respect to, any Employee Benefit Plan. Section 5.14(b) of the Seller Disclosure Schedule lists all material Employee Benefit Plans and separately denotes each plan that provides for life insurance, medical or other employee welfare benefits upon retirement or termination of employment. With respect to each material Employee Benefit Plan covering Business Employees, Seller has made available to Buyer current, accurate and complete copies of all plan documents embodying such Employee Benefit Plans and, to the extent applicable, the most recent summary plan description.
(c)    With respect to the Employee Benefit Plans, none of Buyer nor any of its Affiliates (including, following the Closing, the Acquired Companies) will, as a result of the transactions contemplated by this Agreement, assume by operation of applicable Law, contract (written or oral) or otherwise any Liability with respect to (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) any single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (iv) any other Employee Benefit Plan, (other than as required to avoid an excise Tax under Section 4980B of the Code or other similar applicable Law).
(d)    Each material Employee Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Law.
(e)    Each material Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified, and each related trust that is intended to be exempt from federal income Tax pursuant to Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and to the Knowledge of Seller, no fact or event has occurred since the date of such determination letter that would reasonably be expected to adversely affect such qualification or exemption, as the case may be.
(f)    Except as set forth in Section 5.14(f) of the Seller Disclosure Schedule, no Employee Benefit Plan exists that, as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, alone or together with any other event could reasonably be expected to (i) result in severance pay, any increase in severance pay, retention bonus or similar payment or forgiveness of indebtedness of any Business Employee or, to Seller’s Knowledge, promise for retention of employment, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or result in any other material obligation pursuant to, any of the Employee Benefit Plans in respect of any Business Employee or (iii) result in any payment (whether in cash or property or the vesting of property) to any Business Employee who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(g)    As of the date hereof, (i) there are no collective bargaining agreements, labor agreements, labor work rules or labor practices, or any other labor-related agreements with any labor union or labor organization to which Seller or its Affiliates (including the Acquired Companies) are parties or by which Seller or its Affiliates are bound with respect to any Business Employees and (ii)(A) to the Knowledge of Seller, there are no labor unions or other labor organizations representing any Business Employees or any formal organizational campaigns, petitions or other material unionization activities seeking recognition of a bargaining unit in the Business or of any Business Employees, (B) there are no strikes or work stoppages pending or, to the Knowledge of Seller, threatened with respect to Business Employees and (C) within the three (3) years preceding the date of this Agreement, no such strike or work stoppage has occurred. Seller and each of its Affiliates is in compliance, with respect to Business Employees, in all material respects, with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, employment classification, immigration, the WARN Act, plant closings and layoffs, the Fair Labor Standards Act of 1938, withholding of taxes, employment discrimination, equal opportunity, employee leave issues and unemployment insurance.
(h)    (i) Since January 1, 2014, to the extent related to any Business Employees, Seller and its Affiliates have not received written notice of any material charge or complaint, of any pending or threatened material complaint, or of the intent to conduct a material investigation (or written notice that such an investigation is in progress) from or pending before any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, immigration, or occupational safety and health Laws and (ii) as of the date of this Agreement, there is no material complaint, lawsuit, or other material proceeding pending or, to the Knowledge of Seller, threatened in writing before any Governmental Authority by or on behalf of any present or former Business Employees or any applicant for employment as a Business Employees, in each case alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, in each case that has not been resolved as of the date of this Agreement.
(i)    Group Annuity Contracts GA-1010 and GA-6603 consist solely of separate accounts B and BF and there are no assets in separate accounts B or BF that are not assets of The Hartford Retirement Plan for U.S. Employees. The transactions contemplated by Schedule 8.15 will not involve any general account assets of HLIC.
Section 5.15    Insurance Issued by the Insurance Companies. Except as set forth in Section 5.15 of the Seller Disclosure Schedule:
(a)    Since January 1, 2014, all benefits due and payable, or required to be credited, by or on behalf of any Insurance Company (or, solely with respect to the HLA Insurance Contracts, HLA) on Insurance Contracts in force on such dates have in all material respects been paid or credited, as the case may be, in accordance with the terms of the Insurance Contracts under which they arose, and such payments or credits were not materially delinquent and were paid or credited without material fines or penalties (excluding interest), except for such claims for which the applicable Insurance Company or HLA, as applicable, believed there was a reasonable basis to contest payment and is taking such action.
(b)    All policy forms on which in force Insurance Contracts were issued, and all amendments, applications, and certificates pertaining thereto (collectively, the “Policy Forms”), where required by applicable Law, have been approved by all applicable Governmental Authorities or filed with and not objected to by such Governmental Authorities within the time period provided by applicable Law for objection, other than such exceptions that would not be materially adverse to the Insurance Companies and all such Policy Forms comply in all material respects with applicable Law. No material deficiencies have been asserted by any Governmental Authority with respect to any such filings which have not been cured or otherwise resolved.
(c)    Any rates currently used for in force Insurance Contracts, where required to be filed with or approved by any Governmental Authority, have been so filed or approved, and such rates conform thereto, subject to such exceptions that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.
(d)    The Insurance Contracts that are in force or have been in force at any time since January 1, 2014 have been marketed, sold, issued, maintained and administered in compliance, in all material respects, with applicable Law.
(e)    As of the date hereof, there are no material unpaid claims or assessments made against any Insurance Company by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guarantee fund.
(f)    Since January 1, 2014, each Insurance Contract that is a security has been (i) offered and sold, and all purchase payments under such Insurance Contracts have been received, pursuant to an effective registration statement under the Securities Act or (ii) offered and sold in reasonable reliance upon an applicable exemption from the registration and prospectus delivery requirements of the Securities Act.
(g)    Since January 1, 2014, each private placement memorandum, prospectus, offering document, sales brochure, sales literature or advertising material, as amended or supplemented, relating to any Insurance Contract or any Separate Account, as of their respective mailing dates or dates of use, complied in all material respects with applicable Law. Since January 1, 2014, all advertising or marketing materials relating to any Insurance Contract that were required to be filed with FINRA or any other Governmental Authority have been timely filed therewith.
Section 5.16    Separate Accounts; ERISA Compliance of Accounts.
(a)    Section 5.16(a)(i) of the Seller Disclosure Schedule sets forth a list of all separate accounts established by the Acquired Companies (collectively, the “Separate Accounts”) as of the date hereof including an indication of whether each such Separate Account is (i) registered under the Investment Company Act (and, if applicable, the Investment Company Act registration file number applicable to such Separate Account) or (ii) associated with an Insurance Contract that has been offered to a contractholder that is or is deemed to constitute the assets of an “employee benefit plan” within the meaning of Section 3(3) of ERISA or an “individual retirement annuity” within the meaning of Section 4975 of the Code (collectively, “ERISA Separate Accounts”). No later than five (5) Business Days prior to the Closing Date, Seller shall have delivered an updated copy of such list for all Separate Accounts established following the date hereof to the fifth (5th) Business Day prior to the Closing Date and shall have delivered to Buyer an update, if any, with respect to such disclosure on the schedule on each Business Day between the fifth (5th) Business Day prior to the Closing Date and the Closing Date. To the Knowledge of Seller, since January 1, 2014, neither HLIC nor ILA, to the extent either would be regarded as a “disqualified person” or “party in interest” (as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively) has engaged in any violation of any fiduciary duty under ERISA or any nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code with respect to the ERISA Separate Accounts, in each case, that (A) individually or in the aggregate, have had, or would reasonably be expected to have, a material liability to any Acquired Company or (B) that result in any way from application of the definition of “fiduciary” under Department of Labor Regulation Section 2510.3-21(c), as applicable beginning June 9, 2017. No Acquired Company has any general account that is subject to Title I of ERISA or Section 4975 of the Code by reason of the application of John Hancock Mutual Life Ins. v. Harris Trust & Sav. Bank (92-1074), 510 U.S. 86 (1993) after taking into account Department of Labor Regulation Section 2550.401c-1.To the Knowledge of Seller, neither HLIC nor ILA nor any of HLIC’s or ILA’s Affiliates have provided investment advice that has formed or may form a primary basis for any investment decision in respect of any Insurance Contract held by any contractholder that is subject to Title I of ERISA or an “individual retirement annuity,” or exercised any management or discretionary authority that would render it a fiduciary under Title I of ERISA or Section 4975 of the Code with respect to such Insurance Contracts. No payment received by Seller or any of its Affiliates (including the Acquired Companies) in respect of any Insurance Contract held by any contractholder that is subject to Title I of ERISA or an “individual retirement annuity” that is from a third party unaffiliated with Seller or Acquired Company (i.e., in respect of any Registered Separate Account, including 12b-1 fees, revenue sharing, commissions etc.) has resulted or would reasonably be expected to result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. With respect to any Insurance Contract held by contractholder that is subject to Title I of ERISA or an “individual retirement annuity” that has one or more separately managed accounts (whether or not a Separate Account), such account is managed by a qualified professional asset manager (within the meaning of Department of Labor Prohibited Transaction Class Exemption 84-14, as amended) pursuant to an effective investment management agreement as to which such manager has acknowledged (other than for separate accounts that are registered under the Investment Company Act of 1940 or provide for the guarantee of principal and interest) fiduciary authority under ERISA, the Code, or both, and to the Knowledge of Seller, no fiduciary breach or other nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 has occurred with respect to any such Insurance Contract. From and including June 9, 2017, none of Seller, any of the Acquired Companies nor any of their Affiliates have provided any “investment advice” within the meaning of 29 CFR 2510.3(21)(a) pursuant to revised regulations published in the Federal Register on April 8, 2016 (located at 82 FR 16902 et seq.) and applicable as of June 9, 2017, with respect to  any Insurance Contract held by any contractholder that is subject to Title I of ERISA or an “individual retirement annuity” or other account otherwise subject to the prohibited transaction rules of Section 4975 of the Code.
(b)    Each Separate Account is, and since January 1, 2014, has been (i) duly and validly established and maintained in all material respects under applicable Law and (ii) operating in compliance in all material respects with applicable Law, the terms of Insurance Contracts applicable to it, and the disclosure documents related to such Insurance Contracts.
(c)    Each Separate Account is either (i) registered as a unit investment trust or an open-end management investment company under the Investment Company Act (each, a “Registered Separate Account”) or (ii) is not registered as an investment company in reasonable reliance upon the exclusion from the definition of an investment company in Section 3(c)(1), 3(c)(7) or 3(c)(11) of the Investment Company Act and, except as is provided on Section 5.16(a)(i) of the Seller Disclosure Schedule, is not subject to Title I of ERISA or Section 4975 of the Code. The registration of each Separate Account registered under the Investment Company Act is in full force and effect. Since January 1, 2014, each Registered Separate Account has (A) maintained a registration statement in material compliance with Section 8 of the Investment Company Act and (B) been operated in all material respects in compliance with all applicable Laws (including the conditions of any applicable exemptions obtained from provisions of the Investment Company Act and all applicable regulations, rules, releases and orders of the SEC).
(d)    Except as set forth in Section 5.16(d) of the Seller Disclosure Schedule, no examinations, investigations, inspections and formal or informal inquiries of the Separate Accounts, including periodic regulatory examinations of the Separate Accounts’ affairs and condition, civil investigative demands and market conduct examinations, by any Governmental Authority have been conducted since January 1, 2014 through the date hereof.
(e)    Except as set forth in Section 5.16(e) of the Seller Disclosure Schedule, since January 1, 2014, no notice has been received from, and no investigation, inquiry or review is pending or, to the Knowledge of Seller, threatened by, any Governmental Authority which has jurisdiction over such Separate Accounts with respect to any alleged material violation by any Insurance Company of any applicable Law in connection with the Separate Accounts.
(f)    (i) Each Separate Account currently is and has been since January 1, 2014 in compliance in all material respects with its investment objectives, investment policies and restrictions (as they may be amended from time to time) and other contract terms; (ii) the value of the net assets of each Separate Account has been determined and is being determined using portfolio valuation methods that comply in all material respects with the methods described in its offering or plan documents and (iii) each Insurance Company that has provided investment advisory services to any Separate Account has done so in compliance in all material respects with such Separate Account’s investment objectives, investment policies and restrictions (as they may be amended from time to time) and other contract terms.
(g)    Each Registered Separate Account has written policies and procedures adopted pursuant to Rule 38a-1 of the Investment Company Act that are reasonably designed to prevent material violations of the United States Federal Securities Laws, as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. Since January 1, 2014, there have been no material compliance matters that are materially adverse to any Registered Separate Account, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those which have been reported as required by Rule 38a-1(a)(4)(iii)(B), if any, and satisfactorily remedied or are in the process of being remedied.
(h)    Each Insurance Company has adopted written anti-money laundering programs and written customer identification programs applicable to its Separate Accounts that comply with applicable Law and since January 1, 2014 each Insurance Company has complied with the terms of such programs in all material respects.
Section 5.17    Reinsurance.
(a)    Section 5.17(a) of the Seller Disclosure Schedule sets forth a true and correct list of all reinsurance agreements (other than any such reinsurance agreement that is a Prior Disposition Agreement) to which any Acquired Company (or, solely to the extent relating to the HLA Insurance Contracts, HLA) is a party and has any material existing rights or material obligations (each, a “Reinsurance Agreement”) as of the date hereof. Seller has made available to Buyer a true and correct copy of each Reinsurance Agreement in effect as of the date hereof. Each Reinsurance Agreement is a legal, valid and binding obligation of the applicable Acquired Company party thereto or HLA, as applicable, and, to the Knowledge of Seller, each other party thereto, and is enforceable against the applicable Acquired Company party thereto or HLA, as applicable, and, to the Knowledge of Seller, each other party thereto, in accordance with its terms (except in each case as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, fraudulent conveyance or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, and subject to the limitations imposed by general equitable principles (whether or not such enforceability is considered in a proceeding at law or in equity)).
(b)    Except as set forth in Section 5.17(b) of the Seller Disclosure Schedule, since January 1, 2014, neither the applicable Acquired Company or HLA, as applicable, nor, to the Knowledge of Seller, any of the other parties to any Reinsurance Agreement is in material default or material breach or has failed to perform any material obligation under any such reinsurance treaty or agreement, and, to the Knowledge of Seller, there does not exist any event, condition or omission that would constitute such a material breach or material default (whether by lapse of time or notice or both), nor have the applicable Acquired Companies, received or given any notice from any party to any Reinsurance Agreement of any dispute or default with respect to such Reinsurance Agreement or notice of termination, recapture, rescission or acceleration. Except as set forth in Section 5.17(b) of the Seller Disclosure Schedule, no reinsurer under any Reinsurance Agreement has sought to deny or limit coverage under any Reinsurance Agreement. There are no pending or, to the Knowledge of Seller, threatened Actions with respect to any Reinsurance Agreement. No party to any Reinsurance Agreement has given written notice that remains in effect of termination (provisional or otherwise) or recapture in respect of any Reinsurance Agreement. There are no entities, other than the Acquired Companies (or, solely to the extent relating to the HLA Insurance Contracts, HLA), that have rights to access coverage under any Reinsurance Agreement.
(c)    No Reinsurance Agreement contains any provision providing that the applicable Insurance Company and the other party thereto may terminate or modify such treaty or agreement by reason of (i) the transactions contemplated by the Agreement or any Transaction Agreement, (ii) except as set forth in Section 5.17(c) of the Seller Disclosure Schedule, a ratings downgrade of the relevant Insurance Company below certain minimum ratings issued by a credit rating agency as set forth in the Reinsurance Agreement or (iii) a reduction of the Insurance Company’s capital and surplus below a certain level as set forth in the applicable Reinsurance Agreement.
Section 5.18    Distributors and Brokers; Third-Party Administrators.
(a)    To the Knowledge of Seller, since January 1, 2014 to the date hereof, each insurance agent, underwriter, wholesaler, broker, reinsurance intermediary and distributor that wrote, sold, or produced insurance business for any of the Insurance Companies or, solely to the extent relating to the HLA Insurance Contracts, HLA (each, a “Distributor”), at the time such Person wrote, sold or produced such business, was duly licensed as required by Law (for the type of business written, sold or produced on behalf of the applicable Insurance Company or HLA), was duly appointed (to the extent required by applicable Law) by the applicable Insurance Company or HLA, and to the Knowledge of Seller, no Distributor is in violation (or with or without notice or lapse of time or both, would be in violation) of any term or provision of any Law applicable to the writing, sale or production of insurance business for the Insurance Companies, except for such failures to be licensed or such violations which have been cured, resolved or settled through agreements with applicable Governmental Authorities, are barred by an applicable statute of limitations or that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.
(b)    Other than with respect to any termination that was effective on or prior to the Accounts Date, no Material Distributor has notified any of the Insurance Companies in writing of its intent to terminate its relationship with the Insurance Companies with respect to the Business.
(c)    Except as set forth in Section 5.18(c) of the Seller Disclosure Schedule, to the Knowledge of Seller, since January 1, 2014 to the date hereof, each third-party administrator that managed or administered insurance business for any of the Insurance Companies (or, solely with respect to the HLA Insurance Contracts, HLA), at the time such Person managed or administered such business, was duly licensed as required by Law (for the type of business managed or administered on behalf of the applicable Insurance Company or HLA), and to the Knowledge of Seller, no such third-party administrator has been since January 1, 2014 or is in violation (or with or without notice or lapse of time or both, would be in violation) of any term or provision of any Law applicable to the administration or management of insurance business for the Insurance Companies, except for such failures to be licensed or such violations which have been cured, resolved or settled through agreements with applicable Governmental Authorities, are barred by an applicable statute of limitations, or that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.
Section 5.19    Investment Assets.
(a)    Seller has made available to Buyer a true and correct list of all investment assets owned by the Insurance Companies, including bonds, notes, debentures, mortgage loans, collateral loans and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts and derivatives (“Investment Assets”) as of October 31, 2017 or, in the case of such assets held in the applicable Separate Accounts, September 30, 2017, other than investment assets held in any Registered Separate Account or any Separate Account relating to any Prior Disposition Agreement. The Insurance Companies, or a trustee acting on the Insurance Companies’ behalf, have valid title to all Investment Assets, free and clear of any Liens other than Permitted Liens. As of the date hereof, except as set forth in Section 5.19(a) of the Seller Disclosure Schedule, none of the Investment Assets are subject to any Liability to fund any capital calls or capital commitments or similar obligations.
(b)    Seller has made available to Buyer true and correct copies of the investment guidelines and policies and the hedging guidelines with respect to the Business as of the date hereof. No changes have been made to such investment guidelines and policies or the hedging guidelines from the Accounts Date to the date hereof, except as set forth in Section 5.19(b) of the Seller Disclosure Schedule.
(c)    As of the Closing Date (and giving effect to the consummation of the Closing), none of the assets that are subject to the Investment Management Agreement or the transactions contemplated thereby are (i) assets subject to Title I of ERISA or (ii) the assets of one or more “plans” subject to Section 4975 of the Code.
Section 5.20    Insurance.
(a)    As of the date of hereof, Seller or its Affiliates, with respect to the Acquired Companies, maintain the insurance policies and coverages set forth in Section 5.20(a) of the Seller Disclosure Schedule, all premiums due thereunder have been paid when due in all material respects and all such policies are in full force and effect and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect.
(b)    Except as set forth in Section 5.20(b) of the Seller Disclosure Schedule, neither Seller or its Affiliates, nor, to the Knowledge of Seller, any insurer under such property and liability insurance policies, is in violation or breach in any material respect of, or default in any material respect under, any provision thereof.
(c)    Except as set forth in Section 5.20(c) of the Seller Disclosure Schedule, there are no material claims by any of the Acquired Companies pending under any such insurance policies as to which coverage has been denied by the insurer or as to which, after reviewing the information provided with respect to such claim, the insurer has advised in writing that it intends to deny.
Section 5.21    Property.
(a)    Except for Investment Assets and as set forth in Section 5.21(a) of the Seller Disclosure Schedule, the Acquired Companies do not own or lease any real property or interests in real property.
(b)    Seller has made available to Buyer a true and correct copy of the Assigned Lease (including any and all amendments and modifications thereto) as of the date hereof. The Assigned Lease is a legal, valid and binding obligation of HFIC and, to the Knowledge of Seller, the other party thereto and is in full force and effect and enforceable by HFIC in accordance with its terms, subject to Permitted Liens and to applicable bankruptcy, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general equitable principles (whether or not enforcement is sought in a proceeding at Law or in equity). Neither HFIC nor, to the Knowledge of Seller, the other party to the Assigned Lease, is in material default under or has breached in any material respect the terms of the Assigned Lease. HFIC has not assigned or sublet any of its interest in the Assigned Lease and, to the Knowledge of Seller, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both). The Assigned Lease has not been amended, supplemented or modified in any respect except as set forth on Schedule 1.01(b).
(c)    The use of the Business Premises is in compliance, in all material respects, with all applicable Laws.
Section 5.22    Sufficiency of Assets. Except (a) as set forth in Section 5.22 of the Seller Disclosure Schedule and (b) for Excluded Services (as defined in the Transition Services Agreement), as of the Effective Time, the assets, properties and rights of the Acquired Companies, and the assets, properties, rights and services provided or made available to Buyer or the Acquired Companies pursuant to the Transaction Agreements, will comprise all of the assets, properties and rights reasonably required to permit Buyer to conduct the Business and perform its obligations under the HLA Administrative Services Agreement immediately following the Closing Date in all material respects in substantially the same manner as the Business is being conducted as of the date hereof. All of the tangible Acquired Assets are in good repair (ordinary wear and tear excepted). Notwithstanding the foregoing, Seller is not making any representations or warranties regarding any infringement, misappropriation, dilution or violation of any Intellectual Property of any non-affiliated third party beyond those expressly set forth in Section 5.09(c).
Section 5.23    Taxes. Except as set forth in Section 5.23 of the Seller Disclosure Schedule:
(a)    All (i) material Tax Returns required to be filed by or on behalf of the Acquired Companies or relating to Acquired Assets have been duly and timely filed with the appropriate Tax Authority (after giving effect to any valid extensions of time in which to make such filings) and such material Tax Returns are true, correct and complete in all material respects, (ii) amounts shown on such Tax Returns as due have been fully and timely paid and (iii) all income and other material Taxes payable with respect to the Acquired Companies (whether or not shown on such Tax Returns) have been fully and timely paid.
(b)    The Acquired Companies have complied in all material respects with all applicable Laws relating to withholding of Taxes and have duly and timely withheld and paid over to the appropriate Tax Authority all material amounts required to be so withheld and paid over.
(c)    No written waiver of any statute of limitations relating to income or other material Taxes due from or with respect to any Acquired Company or Acquired Asset has been granted or has been requested in writing. None of the Acquired Companies is currently the beneficiary of any extension of time within which to file any income or other material Tax Return. All material deficiencies asserted in writing or assessments made in writing, as a result of any examinations by any Tax Authority of Tax Returns of the Acquired Companies, have been fully paid or are being contested in good faith, and no other audits or investigations by any Tax Authority relating to any such Tax Returns are in progress with respect to which the Acquired Companies have received written notice thereof from a Tax Authority.
(d)    None of the Acquired Companies is a party to any Tax sharing or similar Tax agreements (relating to sharing of consolidated, combined or unitary Taxes among members of a consolidated, combined or unitary group) pursuant to which it will have any obligation to make any material payments after the date hereof, other than any such obligations that arise pursuant to this Agreement.
(e)    There are no Tax rulings, requests for rulings, or closing agreements relating to the Acquired Companies which will materially affect the Acquired Companies’ liability for Taxes for any Taxable period (or portion thereof) ending after the Accounts Date.
(f)    No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Accounts Date as a result of any (i) change in accounting method for any Pre-Accounts Date Taxable Period pursuant to Section 481 of the Code (or any corresponding provision of Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) or Form 870-AD (or any predecessor or corresponding or similar form under state, local or foreign Law) executed on or prior to the date hereof, (iii) installment sale or open transaction disposition made on or prior to the Accounts Date, (iv) prepaid amount received on or prior to the Accounts Date, (v) election under Section 108(i) of the Code (or any corresponding or similar provision of state or local income Tax Law) or (vi) change in the basis for determining any item referred to in Section 807(c) of the Code with respect to any Taxable period (or portion thereof) ending on or before the Accounts Date.
(g)    None of the Acquired Companies has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code in the two years prior to the date of this Agreement.
(h)    None of the Acquired Companies has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(i)    There are no Liens for Taxes upon any assets of the Acquired Companies or Acquired Assets except for Permitted Liens.
(j)    None of the Acquired Companies has experienced an “ownership change” within the meaning of Section 382(g) within the last seven (7) years.
(k)    Each of the Insurance Companies qualifies as a life insurance company for the purposes of the Code and is, and always has been, subject to taxation under Subchapter L of the Code.
(l)    No unresolved claim has been asserted in writing by a Taxing Authority in a jurisdiction in which Tax Returns are not filed by or on behalf of or with respect to an Acquired Company that such Acquired Company is or may be subject to Taxes or a Tax Return filing requirement by such jurisdiction.
Except (i) with respect to the representations and warranties made in Sections 5.14(d), (e) and (f)(iii) and 5.24 and (ii) with respect to line-items that expressly relate to Tax shown on the Financial Statements that are included or described in the representations made in Section 5.03(a), (b), (c) and (e) (the foregoing, the “Tax-Related Representations”), this Section 5.23 contains the sole and exclusive representations and warranties related to Tax matters. None of the representations and warranties in this Section 5.23 are made with respect to Taxes in respect of any insurance or annuity policies and contracts, or any binders, slips, certificates, endorsements or riders thereto, including any obligations in respect of withholding, information reporting or record-keeping in respect thereto, which will be governed by Section 5.24.
Section 5.24    Insurance-Product-Related Tax Matters. Except as set forth in Section 5.24 of the Seller Disclosure Schedule:
(a)    The Tax treatment of each Insurance Contract that was in force on or after January 1, 2014 is not, and, since the time of issuance (or subsequent modification), has not been, less favorable to the purchaser, policyholder or intended beneficiaries thereof, than the Tax treatment (i) that was purported to apply in any written materials provided by an Acquired Company to the purchaser (or policyholder) at the time of issuance (or any subsequent modification of such policy) or (ii) for which such policy was designed to qualify at the time of issuance (or subsequent modification). For purposes of this Section 5.24, the provisions of applicable Law relating to the Tax treatment of such Insurance Contracts shall include, but not be limited to, Sections 72, 101, 817, 7702, 7702A and 7702B of the Code, any Treasury Regulations, and administrative guidance and judicial interpretations issued thereunder.
(b)    All Insurance Contracts that were in force on or after January 1, 2014 that are subject (i) neither to Section 72, Section 101(f) nor to Section 7702 of the Code qualify as life insurance contracts for purposes of the Code, (ii) to Section 101(f) of the Code satisfy the requirements of that section and otherwise qualify as life insurance contracts for purposes of the Code and (iii) to Section 7702 of the Code satisfy the requirements of Section 7702(a) of the Code and otherwise qualify as life insurance contracts for purposes of the Code.
(c)    None of the Insurance Contracts that were in force on or after January 1, 2014 is a “modified endowment contract” within the meaning of Section 7702A of the Code, except for any Insurance Contract that is being administered as a “modified endowment contract” and with respect to which the policyholder either (i) consented in writing to the treatment of such policy as a “modified endowment contract” and has not acted to revoke such consent or (ii) was informed in writing about the treatment of such policy as a “modified endowment contract,” declined to have such treatment corrected and has not subsequently requested to have such treatment corrected.
(d)    Each Insurance Contract that was in force on or after January 1, 2014 that is subject to Section 817 of the Code complies with, and, at all times since issuance, has complied with, the diversification requirements applicable thereto, and the applicable Insurance Company is treated, for federal Tax purposes, as the owner of the assets underlying such Insurance Contract.
(e)    No Acquired Company has entered into any agreement or is involved in any discussions or negotiations with the IRS, or otherwise has requested relief from the IRS, regarding the failure of any insurance or annuity policy or contract (or any binders, slips, certificates, endorsements or riders thereto) currently in force to meet its intended Tax treatment.
(f)    No Acquired Company is a party to or has received written notice of any federal, state, local or foreign audits or other administrative or judicial Actions with regard to the Tax treatment of any insurance or annuity policies or contracts (or any binders, slips, certificates, endorsements or riders thereto) currently in force, or of any claims by the purchasers, holders or intended beneficiaries thereof regarding the Tax treatment thereof.
(g)    No Acquired Company is a party to any “hold harmless” or indemnification agreement or tax sharing agreement or similar arrangement under which it is liable for the Tax treatment of any insurance or annuity policies or contracts (or any binders, slips, certificates, endorsements or riders thereto) currently in force.
(h)    The Acquired Companies have materially complied with all reporting, withholding, and disclosure requirements under the Code that are applicable to the Insurance Contracts that were in force on or after January 1, 2014 and, in particular, but without limitation, have reported distributions under such Insurance Contracts in compliance in all material respects with all applicable requirements of the Code, Treasury Regulations and forms issued by the IRS.
This Section 5.24 contains the sole and exclusive representations and warranties made with respect to Taxes in respect of any insurance or annuity policies and contracts, together with all binders, slips, certificates, endorsements and riders thereto, including any obligations in respect of withholding, information reporting or record-keeping in respect thereof, or the Tax treatment thereof.
Section 5.25    Actuarial Appraisal; Reserves.
(a)    Seller has delivered to Buyer a true and correct copy of the actuarial appraisal prepared by Milliman, dated April 21, 2017 and titled “Actuarial Appraisal of Talcott Resolution as of December 31, 2016” and any and all other attachments, opinions, addenda, errata, supplements and modifications thereto as of the date hereof (collectively, the “Actuarial Appraisal”). As of the date hereof, Milliman has not notified Seller or any of its Affiliates in writing that the Actuarial Appraisal is inaccurate in any material respect. Except as set forth in Section 5.25(a) of the Seller Disclosure Schedule, the factual information and data provided by Seller and its Affiliates in writing to Milliman expressly in connection with the preparation of the Actuarial Appraisal (i) was obtained from the books and records of the Acquired Subsidiaries and the Business, (ii) were generated from the same underlying sources and systems that were utilized by Seller and its applicable Affiliates to prepare the Financial Statements as of the Accounts Date, (iii) was based upon an inventory of in force Insurance Contracts that were issued, reinsured or assumed by the applicable Acquired Company that, at the time of preparation, was complete in all material respects and (iv) was accurate in all material respects as of the date so provided, subject in each case to any limitations and qualifications contained in the Actuarial Appraisal. As of the date hereof, Milliman has not issued to Seller, nor does Seller have any pending request for, any new report or errata with respect to the Actuarial Appraisal.
(b)    Section 5.25(b) of the Seller Disclosure Schedule lists the final versions of all actuarial reports that (i) were prepared since January 1, 2014 to the date hereof (other than the Actuarial Appraisal), (ii) relate to the Business or the Insurance Companies and (iii) were prepared by external actuaries or, to the extent made available to any Governmental Authority, internal actuaries. Seller has made available to Buyer true and correct copies of all such actuarial reports, together with all attachments, addenda, supplements and modifications thereto. No later than five (5) Business Days prior to the Closing Date, Seller shall have delivered to Buyer an update to Section 5.25(b) of the Seller Disclosure Schedule, prepared as if the phrase “to the date hereof” were not included in the first sentence of this paragraph, listing all such actuarial reports prepared following the date hereof to the fifth (5th) Business Day prior to the Closing Date and, if applicable, shall have delivered to Buyer updates to such schedule to reflect any such actuarial reports prepared between the fifth (5th) Business Day prior to the Closing Date and the Closing Date. Seller shall have made available to Buyer true and correct copies of all such actuarial reports, together with all attachments, addenda, supplements and modifications thereto relating to such update.
(c)    The Reserves of each Insurance Company and, solely to the extent relating to the HLA Insurance Contracts, HLA, reflected in its Statutory Statements, except as otherwise noted in such Statutory Statements and notes thereto, (i) were computed in all material respects in accordance with generally accepted actuarial standards consistently applied and were fairly stated in accordance with sound actuarial provisions, (ii) were computed on the basis of assumptions consistent with those used in computing the corresponding items in the Statutory Statements for the prior year, (iii) were based on actuarial assumptions which produced reserves at least as great as those called for in any contract provision as to reserve basis and method, and are in accordance with all other contract provisions and (iv) satisfied the requirements of all applicable Law in all material respects.
Section 5.26    Regulatory Filings.
(a)    Each Insurance Company has timely filed all material reports, statements, documents, registrations, filings, notices or submissions required to be filed with any Governmental Authority since January 1, 2014 and any material supplement, modifications, or amendments thereto, and all such reports, statements, documents, registrations, filings, notices or submissions and such supplements, modifications and amendments thereto were timely filed and were in material compliance with applicable Laws when filed or as amended or supplemented, and, no material deficiencies or material violations have been asserted by any such Governmental Authority with respect to such reports, statements, documents, registrations, filings or submissions that have not been addressed or resolved to the satisfaction of the applicable Governmental Authority.
(b)    Seller has made available to Buyer true and correct copies of (i) all material reports of examination (including financial, market conduct and similar examinations) of any Insurance Company issued by any insurance Governmental Authority, in any case, since January 1, 2014 through the date hereof, (ii) all material Insurance Holding Company System Act filings or submissions made by any Insurance Company with any insurance Governmental Authority since January 1, 2014 through the date hereof and (iii) all analyses and reports submitted by any Insurance Company to the insurance Governmental Authority in its state of domicile since January 1, 2014 through the date hereof relating to its risk-based capital calculations. No later than five (5) Business Days prior to the Closing Date, Seller shall have made available to Buyer true and correct copies of (i) all material reports of examination (including financial, market conduct and similar examinations) of any Insurance Company issued by any insurance Governmental Authority, (ii) all material Insurance Holding Company System Act filings or submissions made by any Insurance Company with any insurance Governmental Authority and (iii) all analyses and reports submitted by any Insurance Company to the insurance Governmental Authority in its state of domicile relating to its risk-based capital calculations, in each case, issued, filed or submitted following the date hereof through the fifth (5th) Business Day prior to the Closing Date and, if applicable, shall have made available to Buyer within one (1) Business Day of such issuance, filing or submission any item listed in clauses (i), (ii) or (iii) of this sentence that are issued, filed or submitted between the fifth (5th) Business Day prior to the Closing Date and the Closing Date. All material deficiencies or violations noted in the examination reports described in clause (i) of the preceding two sentences (in the case of the first sentence, as of the date hereof, and in the case of the second sentence, as of the Closing Date) have been resolved to the reasonable satisfaction of the insurance Governmental Authority that noted such deficiencies or violations. Since January 1, 2014, Seller has not received any written notice from any Governmental Authority that it has failed to comply with any Law. Seller has made available to Buyer prior to the date hereof copies of all reports or findings related to the Business from any audits by any Governmental Authority, together with all material correspondence related thereto received by Seller since January 1, 2014. Except as set forth in Section 5.26(b) of the Seller Disclosure Schedule, no audits, examinations or investigations are currently being performed or, to the Knowledge of Seller, are scheduled to be performed on the Acquired Companies by any Governmental Authority.
(c)    None of the Insurance Companies is “commercially domiciled” under the Laws of any jurisdiction or is otherwise treated as domiciled in a jurisdiction other than its jurisdiction of organization.
Section 5.27    Broker-Dealer.
(a)    The Broker-Dealer is and has been, since the commencement of its engagement in activities related to the Business for which registration as a broker-dealer is or was required under the Exchange Act (such activities, the “Broker-Dealer Activities”), duly registered as a broker-dealer under the Exchange Act and the FINRA rules (“FINRA Rules”). The Broker-Dealer is a member firm of FINRA, in good standing. The Broker-Dealer is duly registered, licensed and qualified as a broker-dealer in all jurisdictions where such registration, licensing or qualification is so required. None of the Acquired Companies other than the Broker-Dealer engages or, since January 1, 2014, has engaged in Broker-Dealer Activities, and except for the Broker-Dealer, no Acquired Company has been at any time since January 1, 2014 or is currently required to be registered, licensed or qualified as a broker or a dealer under the Exchange Act or FINRA Rules. Except as set forth in Section 5.27(a) of the Seller Disclosure Schedule, the Broker-Dealer does not have any “registered representatives” (as such term is defined under FINRA Rules). Except as set forth therein, none of the “registered representatives” set forth in Section 5.27(a) of the Seller Disclosure Schedule are “registered representatives” of any broker-dealer other than the Broker-Dealer. The Broker-Dealer is in compliance in all material respects with all federal Laws requiring registration, licensing or qualification as a broker-dealer with the SEC and is in material compliance with all other federal and state Laws requiring registration, licensing or qualification as a broker-dealer. Since January 1, 2014, the Broker-Dealer has filed all material regulatory reports, schedules, forms, registrations and other documents, together with any material amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Authorities, and has paid all fees and assessments due and payable in connection therewith. The information contained in the Broker-Dealer’s Form BD as most recently filed with the SEC was complete and correct in all material respects at the time of filing and the Broker-Dealer has made all material amendments to such forms as it is required to make under any applicable Law. Seller has made available to Buyer prior to the date hereof a complete and correct copy of the Broker-Dealer’s membership agreement with FINRA, and the Broker-Dealer is operating in material compliance with the terms and conditions of such membership agreement.
(b)    Except as set forth in Section 5.27(b) of the Seller Disclosure Schedule, there is no governmental or administrative proceeding, investigation, examination, subpoena, audit, sweep letter or other inquiry, whether written or oral (including, without limitation, by the SEC, FINRA, the Department of Labor or any other Governmental Authority) pending or threatened in writing against the Broker-Dealer or against or involving any officer, director, security holder, employee or associated persons (within the meaning of the FINRA Bylaws) of the Broker-Dealer.
(c)    Except as disclosed in any Form BD or Form U-4 filed by the Broker-Dealer prior to the date of this Agreement, neither the Broker-Dealer nor any of its directors, officers, employees or associated persons (within the meaning of the FINRA Bylaws), is subject to any order of any Governmental Authority that permanently enjoins such Person from engaging in or continuing any conduct or practice in connection with any activity involving or in connection with Broker-Dealer Activities.
(d)    Section 5.27(d) of the Seller Disclosure Schedule lists each “branch office” and “office of supervisory jurisdiction” (as defined under FINRA Rules) of the Broker-Dealer.
(e)    The Broker-Dealer has adopted written policies and procedures that are reasonably designed to detect and prevent any material violations under applicable Laws, and there has been no material non-compliance by the Broker-Dealer with respect to the foregoing requirements or its own internal procedures and policies related to the foregoing, other than those which would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Acquired Companies, taken as a whole.
(f)    The Broker-Dealer has no agreement, arrangement or understanding with any Governmental Authority to increase its regulatory capital above the minimum amount required to be maintained pursuant to Rule 15c3-1 under the Exchange Act.
Section 5.28    Director and Officer Claims. To the Knowledge of Seller, there are no claims pending or threatened in writing by or against any current or former officer or director of the Acquired Companies in his or her capacity as an officer or director of the Acquired Companies. There are no claims pending or threatened in writing by the Acquired Companies against any current or former officer or director of the Acquired Companies in his or her capacity as an officer or director of the Acquired Companies.
Section 5.29    Brokers. Seller is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement or any of the Transaction Agreements based upon arrangements made by or on behalf of Seller or any Affiliate.
Section 5.30    NO OTHER REPRESENTATIONS OR WARRANTIES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN ANY TRANSACTION AGREEMENT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OR THIS ARTICLE V (AS MODIFIED BY THE SELLER DISCLOSURE SCHEDULE, AS SUPPLEMENTED, AND THE HLIC SEC REPORTS THAT ARE ON FORM 10-K, 10-Q, OR 8-K AND FILED WITH THE SEC AND PUBLICLY AVAILABLE ON THE INTERNET WEBSITE OF THE SEC AT LEAST TEN (10) BUSINESS DAYS PRIOR TO THE DATE OF THIS AGREEMENT (EXCLUDING ANY DISCLOSURE SET FORTH IN SECTIONS TITLED “RISK FACTORS” OR “FORWARD-LOOKING STATEMENTS” OR IN ANY OTHER SECTION TO THE EXTENT THE DISCLOSURE IN SUCH OTHER SECTION IS A FORWARD-LOOKING STATEMENT OR CAUTIONARY, PREDICTIVE OR FORWARD-LOOKING IN NATURE)), NEITHER SELLER NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SELLER, THE BUSINESS, THE SHARES, THE ACQUIRED COMPANIES, THE ACQUIRED ASSETS OR THE ASSETS AND PROPERTIES OF THE ACQUIRED COMPANIES, AND SELLER DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES, FORECASTS, PROJECTIONS, STATEMENTS OR INFORMATION, WHETHER MADE BY SELLER OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, DISTRIBUTORS OR REPRESENTATIVES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV OR THIS ARTICLE V, NO REPRESENTATION OR WARRANTY HAS BEEN OR IS BEING MADE WITH RESPECT TO ANY PROJECTIONS, FORECASTS, BUSINESS PLANS, ESTIMATES OR BUDGETS DELIVERED OR MADE AVAILABLE TO BUYER OR ANY OTHER PERSON.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES REGARDING BUYER, BUYER PARENT, BUYER PARENT GP AND BUYER PARTIES
Buyer, Buyer Parent and Buyer Parent GP hereby represent and warrant to Seller as follows as of the date hereof and as of the Closing Date (except for such representations and warranties which address matters only as of a specific date, which representations and warranties shall be true and correct as of such specific date):
Section 6.01    Incorporation and Authority of Buyer.
(a)    Buyer is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Buyer Parent is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer Parent GP is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each other Buyer Party is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or organized.
(b)    Each of Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party has all requisite power to enter into, consummate the transactions contemplated by, and carry out its obligations under, each of the Transaction Agreements to which Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party is or will be a party (the “Buyer Transaction Agreements”). The execution and delivery by Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party of the Buyer Transaction Agreements, the consummation by Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party of the transactions contemplated by, and the performance by Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party of its obligations under, the Buyer Transaction Agreements have been (or will be prior to the Closing) duly authorized by all requisite action on the part of Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party. This Agreement has been, and upon execution and delivery, the other Buyer Transaction Agreements will be, duly executed and delivered by Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes, and upon execution and delivery thereof, each of the other Buyer Transaction Agreements will constitute (assuming due authorization, execution and dealing by each other party to such Buyer Transaction Agreements) the legal, valid and binding obligation of Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party, enforceable against Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
Section 6.02    No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 6.03 have been obtained or taken, except as otherwise provided in this Article VI and except as may result from any facts or circumstances solely relating to Seller or its Affiliates (as opposed to any other third party), the execution, delivery and performance by Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party of, and the consummation by Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party of the transactions contemplated by, the Buyer Transaction Agreements do not and will not (a) violate or conflict with the organizational documents of Buyer, Buyer Parent, Buyer Parent GP or any other Buyer Party, as applicable, (b) violate or conflict with any Law or other Governmental Order applicable to Buyer, Buyer Parent , Buyer Parent GP or any other Buyer Party or by which it or its properties or assets is bound or subject or (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, acceleration, impairment, alteration or cancellation of, or result in the creation of any Lien (other than Permitted Liens) on any of the assets, rights or properties of Buyer, Buyer Parent, Buyer Parent GP or any other Buyer Party pursuant to any material note, bond, mortgage, indenture or contract which Buyer, Buyer Parent, Buyer Parent GP or any other Buyer Party or any of their Subsidiaries is a party or by which any of such assets or properties is bound or subject, except, in the case of clauses (b) and (c), any such conflicts, violations, breaches, defaults, rights or Liens that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Buyer Material Adverse Effect.
Section 6.03    Consents and Approvals. Except as set forth in Section 6.03 of the Buyer Disclosure Schedule, or as may result from any facts or circumstances solely relating to Seller or its Affiliates (as opposed to any other third party), the execution, delivery and performance by Buyer, Buyer Parent, Buyer Parent GP and each other Buyer Party of, and the consummation by Buyer, Buyer Parent and each other Buyer Party of the transactions contemplated by, the Buyer Transaction Agreements to which Buyer, Buyer Parent, Buyer Parent GP or any other Buyer Party is or will be a party, do not and will not require any Governmental Approval to be obtained or made by Buyer, Buyer Parent, Buyer Parent GP, any other Buyer Party or any of their Affiliates prior to the Closing, except for such Governmental Approvals, the failure of which to be obtained or made would not, and would not reasonably be expected to, individually or in the aggregate, have a Buyer Material Adverse Effect.
Section 6.04    Absence of Litigation. As of the date hereof, there are no Actions pending or, to the Knowledge of Buyer, Buyer Parent or Buyer Parent GP, threatened in writing, against Buyer, Buyer Parent or Buyer Parent GP, as the case may be. As of the Closing Date, there are no material Actions pending or, to the Knowledge of Buyer, Buyer Parent or Buyer Parent GP, threatened in writing, against Buyer, Buyer Parent or Buyer Parent GP, as the case may be.
Section 6.05    Securities Matters. The Shares are being acquired by Buyer for its own account and without a view to the public distribution or sale of the Shares or any interest in them. Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares, and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Shares. Buyer understands that it may not sell, transfer, assign, pledge or otherwise dispose of any of the Shares other than pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and applicable state and foreign securities Laws.
Section 6.06    Financial Ability.
(a)    Set forth in Section 6.06(a) of the Buyer Disclosure Schedule are true and correct copies of executed equity commitment letters (each, a “Commitment Letter”), dated as of the date hereof, among Buyer, Buyer Parent and each of the Persons listed in Section 6.06(a)(i) of the Buyer Disclosure Schedule (collectively, the “Investors”), pursuant to which, upon the terms and subject to the conditions set forth therein, each Investor has committed, subject only to the terms thereof, to invest in Buyer Parent, and to take all actions within such Investor’s power to cause Buyer Parent to invest in Buyer, in cash the amounts set forth therein with respect to such Investor on or before the date on which the Closing is required to occur pursuant to Section 3.01 (collectively, the “Commitments”).
(b)    The aggregate net proceeds from the Commitments, assuming they are funded when required in accordance with Commitment Letters, as applicable, will be sufficient to fund all of the amounts required to be provided by Buyer on the Closing Date for the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements, including the payment of the Purchase Price (assuming the Pre-Closing Dividend Amount is equal to the Minimum Pre-Closing Dividend Amount) and the payment of all costs and expenses accrued by Buyer through the Closing Date in connection with the transactions contemplated by this Agreement and the other Transaction Agreements, including all liabilities or obligations incurred under Section 8.17(e).
(c)    Each of Buyer and Buyer Parent has the requisite power and authority to execute, deliver and perform the Commitment Letters to which it is a party. The execution and delivery by each of Buyer, Buyer Parent and each Investor of the Commitment Letters to which it is a party, the consummation of the Commitment and the issuance of the Rollover Equity, and the performance by Buyer, Buyer Parent and each such Investor of its obligations under the applicable Commitment Letters in accordance with the terms thereof has been duly authorized by all requisite action on the part of Buyer, Buyer Parent and, to the Knowledge of Buyer, each such Investor and the execution and delivery of the Commitment Letters by Buyer, Buyer Parent and each such Investor does not and will not (i) violate or conflict with the organizational documents of Buyer, Buyer Parent or Buyer Parent GP or with any Law or other Governmental Order applicable to Buyer, Buyer Parent, Buyer Parent GP or, to the Knowledge of Buyer, any such Investor or by which any of the properties or assets of Buyer, Buyer Parent or Buyer Parent GP or, to the Knowledge of Buyer, any such Investor is bound or subject or (ii) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, acceleration, impairment, alteration or cancellation of, or result in the creation of any Lien (other than Permitted Liens) on any of the assets, rights or properties of Buyer, Buyer Parent, Buyer Parent GP or, to the Knowledge of Buyer, any such Investor pursuant to any material note, bond, mortgage, indenture or contract which Buyer, Buyer Parent, Buyer Parent GP or, to the Knowledge of Buyer, any such Investor is a party or by which any of such assets or properties is bound. As of the date hereof, the Commitment Letters are in full force and effect and have not been withdrawn, terminated or rescinded or otherwise amended, supplemented or modified (or contemplated to be amended, supplemented or modified) in any respect. As of the date hereof, the Commitment Letters are each a legal, valid and binding obligation of Buyer, Buyer Parent and to the Knowledge of Buyer, each respective Investor signatory thereto, enforceable against such parties in accordance with their terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). There are no side letters or other contracts or arrangements relating to the Commitments (other than agreements expressly contemplated by the Commitments, none of which would adversely affect the amount or availability of the financing or the conditions to funding). As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer, Buyer Parent or, to the Knowledge of Buyer, any Investor under any term, or a failure of any condition, of the Commitment Letters or otherwise result in any portion of the Commitment contemplated thereby being unavailable on the date on which the Closing is required to occur pursuant to Section 3.01. As of the date hereof, assuming the conditions set forth in Section 11.02 are satisfied at or before Closing, each of Buyer, Buyer Parent and Buyer Parent GP has no reason to believe that Buyer, Buyer Parent or any Investor would be unable to satisfy on a timely basis any term or condition of the Commitment Letters required to be satisfied by Buyer, Buyer Parent or any Investor. There are no conditions precedent or other contingencies related to the funding of the full amount of the Commitment other than as set forth in the Commitment Letters.
(d)    Concurrently with the execution of this Agreement, Buyer has delivered to Seller the Limited Guarantees. As of the date hereof, each of the Limited Guarantees is a legal, valid and binding obligation of the Guarantor party thereto, is in full force and effect, and is enforceable in accordance with its terms against such Guarantor, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law), and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under any term, or a failure of any condition, of such Limited Guarantee or otherwise result in any portion of the Limited Guarantee being unavailable. Subject to the terms and conditions set forth herein and therein, the Limited Guarantees guarantee payment (up to the amount set forth in each such Limited Guarantee) of (i) the Termination Fee and the Recovery Costs and (ii) any amounts for which Buyer is required to indemnify or reimburse Seller and its Affiliates upon or following termination of this Agreement pursuant to Section 7.03(d), Section 7.14 or Section 8.17(e) (and collectively the Limited Guarantees guarantee payment of the entirety of such amounts referred to in clauses (i) and (ii)).
(e)    Assuming the accuracy of the representations and warranties of Seller in Section 5.03, immediately after giving effect to the transactions contemplated by this Agreement, including the financing contemplated by this Section 6.06, each of Buyer, Buyer Parent, Buyer Parent GP and each of their respective subsidiaries (including the Acquired Companies): (i) shall be able to pay its debts as they become due, (ii) shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) and (iii) shall have adequate capital to carry on its businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer, Buyer Parent, Buyer Parent GP or their respective subsidiaries (including the Acquired Companies).
Section 6.07    Investigation. Each of Buyer, Buyer Parent and Buyer Parent GP (a) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Acquired Companies, their business and the Acquired Assets and (b) has been furnished with or given adequate access to such information about the Acquired Companies, their business and the Acquired Assets as it has requested. The only representations, warranties, covenants and agreements made by Seller are the representations, warranties, covenants and agreements expressly made in this Agreement and the other Transaction Agreements and Seller makes no other express or implied representation or warranty with respect to (i) the Acquired Companies, their business or the Acquired Assets, or (ii) any information provided by Seller or its Affiliates or Representatives, whether or not in the electronic data site established by Seller for Buyer, Buyer Parent and Buyer Parent GP, including as to (A) the operation of the Acquired Companies by Buyer after the Closing in any manner or (B) the probable success or profitability of the ownership, use or operation of the Acquired Companies, their business or the Acquired Assets by Buyer after the Closing.
Section 6.08    Brokers; No Inducement or Reliance; Independent Assessment.
(a)    Buyer is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement or any of the Transaction Agreements based upon arrangements made by or on behalf of Buyer or any Affiliate.
(b)    Each of Buyer, Buyer Parent and Buyer Parent GP has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Seller, the Acquired Companies, or their respective Affiliates or Representatives that are not expressly set forth in Article IV and Article V (including the Seller Disclosure Schedule), whether or not any such representations, warranties or statements were made in writing or orally.
(c)    Without limiting the foregoing, and except as otherwise set forth herein, and without limiting the scope of Section 5.25 or the other representations and warranties set forth in Article IV or Article V:
(i)    none of the Acquired Companies, Seller or their Affiliates or Representatives makes, will make or has made any representation or warranty, express or implied, as to the prospects of the Acquired Companies or their profitability for Buyer, Buyer Parent or Buyer Parent GP, or with respect to any forecasts, projections or business plans made available to Buyer, Buyer Parent, Buyer Parent GP or any other Person (including Buyer’s, Buyer Parent’s and Buyer Parent GP’s Affiliates or Representatives) in connection with Buyer’s, Buyer Parent’s and Buyer Parent GP’s review of the Acquired Companies and their business (it being understood that the foregoing shall not be deemed to limit any representation or warranty of Seller in Article V with respect to correct and complete copies of any such documents having been made available to Buyer, Buyer Parent or Buyer Parent GP); and
(ii)    any estimates, assumptions, projections and predictions contained or referred to in the materials that have been provided or made available to Buyer, Buyer Parent or Buyer Parent GP by or on behalf of Seller, including any confidential information memorandum, the Actuarial Appraisal or any other communication by or on behalf of Milliman, the electronic data site and all management presentations established or provided in connection with the transactions contemplated by this Agreement, (A) are not and shall not be deemed to be representations or warranties of Seller or any of its Affiliates and (B) other than in the case of fraud, shall not form the basis, in whole or in part, for any claim against Seller or any of its Affiliates (it being understood that the foregoing shall not be deemed to limit any representation or warranty of Seller in Article V with respect to correct and complete copies of any such documents having been made available to Buyer, Buyer Parent or Buyer Parent GP).
(d)    Without limiting the generality of the foregoing, except as expressly set forth in the representations and warranties in Article IV and Article V, (I) THERE ARE NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND (II) ANY ACQUIRED ASSETS THAT ARE TANGIBLE PERSONAL PROPERTY OR THIRD-PARTY SOFTWARE ARE BEING CONVEYED ON AN “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS” BASIS AND WITHOUT ANY WARRANTY OF NON-INFRINGEMENT.
Section 6.09    Regulatory Matters. Within the past five (5) years, no Governmental Authority has revoked any license or status held by Buyer, Buyer Parent, Buyer Parent GP or any of its Affiliates to conduct insurance operations. To the Knowledge of Buyer, Buyer, Buyer Parent, Buyer Parent GP and their Affiliates and the Investors meet all of the requirements on the part of such respective entity set forth by applicable Law (including the Laws of its jurisdiction of formation) in order for all necessary Governmental Approvals to be obtained and there are no facts, events or circumstances, involving or relating to Buyer, Buyer Parent, Buyer Parent GP or any of their Affiliates or the Investors, that would reasonably be expected to prevent or delay the granting of any such Governmental Approvals.
Section 6.10    Capital Structure of Buyer, Buyer Parent and Buyer Parent GP.
(a)    Section 6.10(a) of the Buyer Disclosure Schedule sets forth (i) the authorized Capital Stock of Buyer, Buyer Parent and Buyer Parent GP and (ii) the number of shares, limited partnership interests and membership interests of each class or series of Capital Stock of Buyer, Buyer Parent and Buyer Parent GP, respectively, that are issued and outstanding, together with the registered holder thereof, in each case, as of the date hereof. Except as set forth in Section 6.10(a) of the Buyer Disclosure Schedule, there is no Capital Stock of Buyer, Buyer Parent or Buyer Parent GP issued and outstanding as of the date hereof, as applicable.
(b)    Section 6.10(b) of the Buyer Disclosure Schedule sets forth, (i) the authorized Capital Stock of Buyer, Buyer Parent and Buyer Parent GP, (ii) the number of shares, limited partnership interests and membership interests and other Capital Stock of Buyer, Buyer Parent and Buyer Parent GP, respectively, that will be issued and outstanding, together with (in the case of the Capital Stock of Buyer) the registered holder thereof, (iii) the number of limited partnership interests of Buyer Parent that will be held by Seller, (iv) the number of membership interests of Buyer Parent GP that will be held by Seller, and (v) the total number of limited partnership interests of Buyer Parent and membership interests of Buyer Parent GP that will be held collectively by the Investors, in each case, as of the Closing Date, immediately after giving effect to the transfer of the Rollover Equity to Seller, subject only to such changes as may be necessary to reflect any decrease in the Rollover Equity pursuant to Section 8.17(f) and any changes permitted by Section 8.17(b). Except as set forth in Section 6.10(b) of the Buyer Disclosure Schedule, there will be no Capital Stock of Buyer, Buyer Parent or Buyer Parent GP, as applicable, issued and outstanding as of the Closing Date.
(c)    All the outstanding limited partnership interests of Buyer Parent and membership interests of Buyer Parent GP have been, and all of the Rollover Equity will upon issuance to Seller be, duly authorized and validly issued, fully paid and nonassessable and no such limited partner interests, membership interests or Rollover Equity were or have been issued in violation of any preemptive or subscription rights. Except as set forth in Section 6.10(c) of the Buyer Disclosure Schedule, there are no options, calls, puts, tag-alongs, drag-alongs, warrants or convertible or exchangeable securities, or conversion, preemptive, subscription or other rights, or agreements, arrangements or commitments, in any such case, obligating or which may obligate Buyer, Buyer Parent or Buyer Parent GP or any of their Affiliates, whether contingent or otherwise, to issue, transfer, sell, purchase, return, acquire or redeem (or establish a sinking fund with respect to redemption) any Capital Stock of Buyer, Buyer Parent or Buyer Parent GP or securities convertible into or exchangeable for any Capital Stock of Buyer, Buyer Parent or Buyer Parent GP, and there are no shares, limited partnership interests, warrants, membership interests or other Capital Stock of Buyer, Buyer Parent or Buyer Parent GP, as applicable, reserved for issuance for any purpose, other than any of the foregoing that may exist on the Closing Date as set forth in (i) an amended and restated certificate of incorporation and/or by-laws of Buyer, (ii) an amended and restated limited partnership agreement and limited liability company agreement (or other governing document) of Buyer Parent or Buyer Parent GP, (iii) any management incentive plan adopted for employees and consultants of the Acquired Companies and (iv) agreements among the Investors (and their respective Affiliates, co-investors and entities directly and indirectly owned by them, as applicable), Buyer Parent and Buyer Parent GP with respect to voting, transferability, governance and exit for the direct and indirect equity interests in Buyer Parent and Buyer Parent GP, in each case to the extent contemplated by the Interim Investors Agreement dated as of the date hereof among the Investors (and/or their respective Affiliates) (the “Interim Investors Agreement”). Except as set forth in Section 6.10(c) of the Buyer Disclosure Schedule, there are no capital appreciation rights, profit interests, phantom stock plans, securities with participation rights or features, or similar obligations or commitments of Buyer, Buyer Parent or Buyer Parent GP, other than any of the foregoing that may exist on the Closing Date as set forth in (A) an amended and restated certificate of incorporation and/or by-laws of Buyer, (B) an amended and restated partnership agreement and limited liability company agreement (or other governing document) of Buyer Parent or Buyer Parent GP and (C) any management incentive plan adopted for employees and consultants of the Acquired Companies, in each case, to the extent contemplated by the Interim Investors Agreement. There are no bonds, debentures, notes or other indebtedness of Buyer, Buyer Parent or Buyer Parent GP having voting rights (or convertible into securities having voting rights).
(d)    Except as set forth in Section 6.10(d) of the Buyer Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other rights or agreements in effect with respect to the voting, transfer or dividend rights of the Capital Stock of Buyer, Buyer Parent or Buyer Parent GP, other than any of the foregoing that may exist on the Closing Date as set forth in (i) an amended and restated certificate of incorporation or by-laws of Buyer, (ii) an amended and restated limited partnership agreement and limited liability company agreement (or other governing document) of Buyer Parent or Buyer Parent GP and (iii) agreements among the Investors (and their respective Affiliates, co-investors and entities directly and indirectly owned by them, as applicable), Buyer Parent and Buyer Parent GP with respect to voting, transferability, governance and exit for the direct and indirect equity interests in Buyer Parent and Buyer Parent GP, in each case to the extent contemplated by the Interim Investors Agreement.
(e)    Buyer has no Subsidiaries. Except for the entities set forth in Section 6.10(e) of the Buyer Disclosure Schedule, each of Buyer Parent and Buyer Parent GP has no Subsidiaries.
(f)    As of the date hereof and immediately prior to the Closing, none of Buyer, Buyer Parent or Buyer Parent GP are members of or participants in any partnership, joint venture or other entity (other than their interests in each other, as applicable).
(g)    As of the Closing Date, Buyer Parent has made a valid election to be classified as a corporation for federal income tax purposes, effective as of at least two (2) Business Days prior to the Closing Date. As of the Closing Date, Buyer Parent GP has made an election to be classified as a corporation for federal income tax purposes, effective as of at least two (2) Business Days prior to the Closing Date.
(h)    Set forth in Section 6.10(h) of the Buyer Disclosure Schedule is a true and correct copy of the summary of the principal terms and conditions of each Investor’s and Seller’s equity investment in Buyer Parent and Buyer Parent GP (as such summary of the principal terms and conditions may be amended, modified or supplemented in accordance with Section 7.20(a), the “Investor Term Sheet”). Subject to Seller’s compliance with Section 7.20(b), upon issuance to Seller on the Closing Date, the Rollover Equity will provide Seller with rights, including with respect to the governance of Buyer Parent and Buyer Parent GP, and will otherwise be subject to terms and conditions, in each case, that are consistent in all respects with the terms and conditions set forth in the Investor Term Sheet. Upon issuance to the Investors on the Closing Date, the limited partnership interests of Buyer Parent and the membership interests of Buyer Parent GP will provide the Investors with rights, including with respect to the governance of Buyer Parent and Buyer Parent GP, and will otherwise be subject to terms and conditions, in each case, that are consistent in all material respects with the terms and conditions set forth in the Investor Term Sheet.
Section 6.11    Absence of Undisclosed Liabilities; Indebtedness. Except (a) for Liabilities of Buyer, Buyer Parent or Buyer Parent GP that individually and in the aggregate are immaterial to the Business (assuming consummation of the transactions contemplated hereby) and are owed to any Person other than an Investor, or (b) Liabilities or obligations contemplated under, or incurred in relation to, the Transaction Documents or the transactions contemplated thereby, none of Buyer, Buyer Parent or Buyer Parent GP has any Liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a type that would be required to be disclosed, reflected or reserved for on a balance sheet or disclosed in the notes thereto, prepared in accordance with GAAP. None of Buyer, Buyer Parent or Buyer Parent GP has any indebtedness.
Section 6.12    No Other Business. None of Buyer, Buyer Parent or Buyer Parent GP has engaged in any business since its formation other than activities conducted pursuant to or contemplated by this Agreement or the other Transaction Agreements, including any capital raising activities.
Section 6.13    Contracts; Affiliate Transactions.
(a)    Except as set forth in Section 6.13(a) of the Buyer Disclosure Schedule, there are no written contracts, agreements, instruments or other legally binding and enforceable commitments to which Buyer, Buyer Parent or Buyer Parent GP is a party or is otherwise subject, as of the date hereof.
(b)    Except as set forth in Section 6.13(b) of the Buyer Disclosure Schedule or as otherwise permitted by Section 8.17, there are no contracts, agreements, instruments or other legally binding and enforceable commitments between any of Buyer, Buyer Parent or Buyer Parent GP, on the one hand, and any Affiliate of Buyer, Buyer Parent or Buyer Parent GP, on the other hand.
Section 6.14    Compliance with Laws.
(a)    None of Buyer, Buyer Parent or Buyer Parent GP has been or currently is in violation in any material respect of any Laws, Governmental Orders or material agreement with any Governmental Authority, in each case, applicable to it or its assets, properties or businesses. None of Buyer, Buyer Parent or Buyer Parent GP has received any written notice, written communication, or, to the Knowledge of Buyer, Buyer Parent or Buyer Parent GP, oral notification from any Governmental Authority regarding any asserted past or present failure to comply, in any material respect, with any Law or Governmental Order and, to the Knowledge of Buyer, Buyer Parent or Buyer Parent GP, there has not been any threat to provide such notification.
(b)    Except for Governmental Orders contemplated by Section 7.03, none of Buyer, Buyer Parent or Buyer Parent GP is a party to, or bound by, any material Governmental Order or other material agreement with any Governmental Authority (including a consent agreement, memorandum or understanding with, or any commitment letter or similar undertaking to, any Governmental Authority), in each case, applicable to them or their assets, properties or businesses.
(c)    Buyer, Buyer Parent and Buyer Parent GP have filed all material reports, statements, documents, registrations, filings or submissions required to be filed with any Governmental Authority, and all such material reports, statements, documents, registrations, filings or submissions were timely filed and complied in all material respects with applicable Law when filed or as amended or supplemented, and no deficiencies have been asserted by any Governmental Authority with respect to such material reports, statements, documents, registrations, filings or submissions that have not been resolved to the satisfaction of the applicable Governmental Authority prior to the date of this Agreement.
Section 6.15    Employees. None of Buyer, Buyer Parent or Buyer Parent GP has had or currently has any employees.
Section 6.16    Investment Company. None of Buyer, Buyer Parent or Buyer Parent GP is an “investment company” or an entity “controlled” by an “investment company” as such terms are defined in the Investment Company Act.
ARTICLE VII
ACTIONS PRIOR TO THE CLOSING DATE
Section 7.01    Conduct of Business Prior to the Closing.
(a)    Except as required by applicable Law or as expressly required or permitted by the terms of this Agreement or the Transaction Agreements, and except as set forth in Schedule 7.01(a), from the date of this Agreement through the Closing Date, unless Buyer otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall, and shall cause its Affiliates to, refrain from taking any of the following actions:
(i)    other than in the ordinary course of business, (A) institute or promise to institute any new Employee Benefit Plan for or covering any Business Employee, (B) increase or grant, or promise to increase or grant, awards or benefits under any Employee Benefit Plan for any Business Employee, (C) increase or promise to increase the base salary, commissions, target bonus percentage or opportunity of any Business Employee, (D) accelerate the payment or vesting under any Employee Benefit Plan for any Business Employee unless such acceleration or vesting shall remain a liability of Seller and its Affiliates (other than the Acquired Companies) or (E) pay or agree to make any grant of any award or pay any benefit (including severance) or agree or orally promise to pay, conditionally or otherwise, any bonus, equity-based award, extra commission, pension, retirement, allowance, severance or vacation pay or other employee benefit for any Business Employee (clauses (A) through (E) individually or in the aggregate shall hereinafter be referred to as “Restricted Benefit Changes”), in each case, other than (x) as required by the terms of any Employee Benefit Plan as in effect on the date hereof or (y) Restricted Benefit Changes that both (1) apply to substantially all similarly situated employees of Seller and its Affiliates and (2) do not disproportionately benefit Business Employees over such similarly situated employees of Seller and its Affiliates who are not Business Employees; provided, that Seller shall inform Buyer of any Restricted Benefit Change;
(ii)    other than in the ordinary course of business, (A) terminate the employment of any Business Employee having a title of Vice President or more senior, other than for cause (it being understood that Seller shall inform Buyer of any termination of employment of a Business Employee having a title of Vice President or more senior, within a reasonable period following such termination, but shall not be required to specify the reason for any such termination or any related circumstances, including whether such termination was or was not for cause) or (B) hire, promote, demote or materially alter the duties of any Business Employee with a title of Vice President or more senior, other than such alterations of duties that are consistent with the Comparable Position Seller reasonably expects to be offered to such Business Employee;
(iii)    enter into, terminate (other than for cause or as permitted by the applicable contract or Law), or amend in any material respect, any employment contracts with executive officers of the Acquired Companies, or, other than in the ordinary course of business, transfer or reallocate the employment or services of Business Employees to a business of Seller or any of its Affiliates other than the Business such that such employee would then no longer be a Business Employee, or transfer or reallocate the employment or services of any employee of Seller and its Affiliates who is not a Business Employee to the Business such that such employee would then become a Business Employee;
(iv)    (A) other than in the ordinary course of business, purchase, sell, lease, exchange or otherwise dispose of or acquire any material property or assets that presently constitutes, or at the Closing would constitute, part of the Acquired Assets, in any individual transaction in excess of $5,000,000 or in the aggregate in excess of $15,000,000 or (B) permit or allow any Acquired Assets to become subject to any Lien other than a Permitted Lien;
(v)    amend or modify any material terms or conditions of, or consent to the termination of (other than at its stated expiry date) (A) the Assigned Lease or assign or sublet any direct or indirect interest in the Assigned Lease or (B) any other Transferred Contract, other than (in the case of this clause (B)) in the ordinary course of business;
(vi)    to the extent affecting the HLA Insurance Contracts, modify, amend (in any material respect) or terminate (other than at its stated expiry date) any Reinsurance Agreement or enter into any contract which would, if entered into prior to the date hereof, have been a Reinsurance Agreement;
(vii)    (A) transfer, issue, sell or dispose of any Capital Stock or other securities of any of the Acquired Companies or grant options, warrants, calls or other rights to purchase or otherwise acquire Capital Stock or other securities of any of the Acquired Companies or (B) permit or allow any shares of Capital Stock or other securities of any of the Acquired Companies to become subject to any Lien, other than a Permitted Lien;
(viii)    fail to (A) deliver to Buyer, within a reasonable period of time, any and all material notices received by Seller or any of its Affiliates from the Assigned Lease Landlord under, or any other third party in connection with, the Assigned Lease or (B) comply with and perform all of the tenant’s obligations under the Assigned Lease;
(ix)    cease providing any material services to the Acquired Companies that are provided to the Acquired Companies as of the date of this Agreement or change in any material respect the terms upon or manner in which such services are provided;
(x)    fail to operate, maintain and repair the Business Premises and all other real or personal property constituting an Acquired Asset in the ordinary course of business in any material respect;
(xi)    fail to operate, maintain, repair and replace tangible Acquired Assets in the ordinary course of business in any material respect;
(xii)    for the period from and including July 1, 2017 to but excluding the Closing Date, realize Trading Gains in an aggregate amount greater than the product of (A) $35 million multiplied by (B) the number of full calendar quarters elapsed from and including July 1, 2017 to but excluding the Closing Date plus, for any calendar quarter that is not a full calendar quarter, a fraction the numerator of which is equal to the number of days that have elapsed in such calendar quarter and the denominator of which is equal to the number of days in such calendar quarter (such amount, the “Targeted Trading Gains”); or
(xiii)    enter into any legally binding commitment with respect to any of the foregoing.
(b)    Except as required by applicable Law or as expressly required or permitted by the terms of this Agreement or the Transaction Agreements, and except as set forth in Schedule 7.01(b), from the date of this Agreement through the Closing Date, unless Buyer otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall cause (x) the Business and the Acquired Companies to be operated in the ordinary course of business, (y) the Acquired Companies to use reasonable best efforts to preserve intact the Business, Permits and relationships with policyholders, distributors and Governmental Authorities and (z) the Acquired Companies to refrain from taking any of the following actions:
(i)    declare, set aside, make or pay any dividend or other distribution in respect of the Capital Stock of HLIC other than (A) the Pre-Closing Dividend Amount, to the extent not exceeding the Specified Pre-Closing Dividend Amount, (B) the True-Up Dividend and (C) the transfer by dividend or otherwise the shares of HIMCO Distribution Services Company, HLA, HFMG or any other Unrelated HLI Assets;
(ii)    adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a merger, dissolution, rehabilitation, consolidation, restructuring, recapitalization or other reorganization;
(iii)    effect any recapitalization, reclassification, stock split or combination or similar change in the capitalization of any of the Acquired Companies, or reincorporate or redomesticate any Acquired Company;
(iv)    amend the certificate of incorporation or by-laws (or other comparable organizational documents) of any of the Acquired Companies, or change any Insurance Company’s state of domicile;
(v)    make any material change in the underwriting, claims administration, investment, reserving, hedging, risk management or financial accounting guidelines, policies, practices or principles of the Acquired Companies, as applicable, in effect on the date hereof, other than any change required by GAAP or SAP, or in respect of underwriting, claims, administration, investment, hedging or risk management, in the ordinary course of business, or fail in any material respect to comply with such guidelines, policies, practices or principles;
(vi)    make any material change in policies, practices or principles applicable to the setting of non-guaranteed elements with respect to the Insurance Contracts;
(vii)    incur any indebtedness to any Person (other than another Acquired Company) for borrowed money (other than current trade accounts payable incurred in respect of property or services purchased in the ordinary course of business) or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances (other than, in each case, in respect of transactions relating to the Investment Assets in the ordinary course of business), other than (A) upon commercially reasonable, arm’s length terms and for individual amounts not in excess of $5,000,000 or in the aggregate not in excess of $15,000,000 and (B) the Closing Date Surplus Note, if any;
(viii)    other than in the ordinary course of business, modify, amend (in any material respect), recapture or terminate (other than at its stated expiry date) any Material Contract, any Reinsurance Agreement or the Assigned Lease or enter into any contract which would, if entered into prior to the date hereof, have been a Material Contract or Reinsurance Agreement;
(ix)    other than with respect to the Investment Assets or otherwise in the ordinary course of business, (A) purchase, sell, lease, license, exchange or otherwise dispose of or acquire any property or assets, in any individual transaction in excess of $5,000,000 or in the aggregate in excess of $15,000,000, (B) permit any of their material assets to become subject to any Lien other than Permitted Liens or (C) acquire any new investments that would subject any of the Acquired Companies to any Liability to fund any capital calls or capital commitments or similar obligations over a period of greater than one (1) year from the date of the applicable investment in excess of $100,000,000 in the aggregate;
(x)    acquire (by merger, consolidation, acquisition of stock or assets, bulk reinsurance or otherwise) any corporation, partnership, joint venture, association or other business organization or division thereof, or substantially all of the assets of any of the foregoing except for acquisitions of Investment Assets;
(xi)    settle any litigation or claim against any of the Acquired Companies (other than claims under insurance or annuity policies and contracts, or any binders, slips, certificates, endorsements or riders thereto, within applicable policy limits), other than any such settlement that is solely a monetary settlement (A) that requires payment by any of the Acquired Companies of less than $1,000,000 or (B) to the extent reserved against in the Financial Statements prior to the date of this Agreement;
(xii)    modify the terms of, or default under, any indebtedness or, other than in the ordinary course of business, cancel or compromise any material indebtedness or waive any material rights without receiving a realizable benefit of similar or greater value;
(xiii)    enter into any new line of business, or issue any Insurance Contracts in connection with the Business other than renewals of existing Insurance Contracts in accordance with the terms thereof, introduce any new products or services, or change in any material respect existing products or services;
(xiv)    abandon, modify, waive, surrender, withdraw or terminate any material Permit;
(xv)    undertake or commit to make any capital expenditures for which the aggregate consideration paid or payable in any individual transaction is in excess of $5,000,000 or in the aggregate in excess of $15,000,000;
(xvi)    enter into any hedging arrangements not in effect as of the Accounts Date, or enter into any confirmations or transactions under existing hedging arrangements, in each case, other than in accordance with the hedging guidelines of the Acquired Companies and the Business, as such guidelines are in effect as of the date hereof or otherwise modified after the date hereof in accordance with Section 7.01(b)(v);
(xvii)    cause any of the Insurance Companies to seek approval from the applicable Department of Insurance for the use of any accounting practices in connection with the Statutory Statements that depart from the accounting practices prescribed or permitted by applicable insurance Laws of such respective domiciliary jurisdiction;
(xviii)    conduct any material revaluation of any asset, including any write-off of reinsurance recoverables, other than in the ordinary course of business, or except to the extent required by applicable Laws or applicable accounting principles;
(xix)    increase or accelerate or permit any material adverse change with respect to any Assumed Liabilities;
(xx)    make any filing with any Governmental Authority relating to (A) the withdrawal or surrender of any Permit held by any of the Acquired Companies or (B) the withdrawal by any of the Acquired Companies from any lines or kinds of business relating to the Business;
(xxi)    except to the extent permitted under this Agreement, pay, discharge, compromise or satisfy any material Liabilities, other than the payment, discharge, compromise or satisfaction of Liabilities in the ordinary course of business;
(xxii)    enter into or amend any material Intercompany Agreements or transactions;
(xxiii)    (A) make, revoke or amend any material Tax election of or with respect to any of the Acquired Companies, or with respect to the Business or any of the Acquired Assets, (B) file any material amended Tax Return or claim for income or premium tax refund of or with respect to any of the Acquired Companies, or with respect to the Business or any of the Acquired Assets, (C) enter into any closing agreement, or settlement or compromise of any Tax Liability or refund, that in each case would or would reasonably be expected to affect any Tax Liability of the Acquired Companies, or with respect to the Business or any of the Acquired Assets, for any Post-Accounts Date Taxable Period or the portion of any Straddle Period beginning on the day after the Accounts Date, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax of or with respect to any of the Acquired Companies, or with respect to the Business or any of the Acquired Assets, or (E) change any method of Tax accounting of or with respect to any of the Acquired Companies, or with respect to the Business or any of the Acquired Assets; or
(xxiv)    enter into any legally binding commitment with respect to any of the foregoing.
(c)    From the date hereof until the Closing:
(i)    Seller shall deliver to Buyer copies of any material correspondence received by any Acquired Company, other than, with respect to HLI, material correspondence (or portions thereof) to the extent relating to Unrelated HLI Assets or Unrelated HLI Liabilities, from any Governmental Authority (other than routine administrative matters), including any such correspondence that contains any assertion of any failure of any Acquired Company to comply with applicable Law in any material respect, notice of any pending audit, examination or investigation, or any findings or conclusions arising out of any such audit, examination or investigation, and copies of any material correspondence sent by any Acquired Company to any Governmental Authority relating to any such matters; provided, that all such correspondence provided to Buyer pursuant to this Section 7.01(c) shall be subject to the terms and conditions of the Confidentiality Agreement;
(ii)    Seller shall, and shall cause its Representatives to, as and when reasonably requested by Buyer and at Buyer’s expense, provide reasonable cooperation and assistance to Buyer and its Affiliates in connection with presentations to and communications with any rating agency and the update or issuance of any financial strength rating or other rating of any of the Insurance Companies by any recognized rating agency, including by providing written materials for delivery to or use in presentations to any such rating agency and participating in meetings with such rating agencies; and
(iii)    Seller shall notify Buyer as soon as reasonably practicable of any changes that are made to the investment guidelines and policies or the hedging guidelines with respect to the Business.
Section 7.02    Access to Information.
(a)    From the date of this Agreement until the Closing Date, Seller shall, and shall cause its Affiliates to, give Buyer and its authorized Representatives, upon reasonable advance written notice and during regular business hours, reasonable access to all books, records, personnel, officers and other facilities and properties of the Acquired Companies other than, with respect to HLI, books (or portions thereof), records (or portions thereof), personnel, officers and other facilities and properties to the extent relating to Unrelated HLI Assets or Unrelated HLI Liabilities, and, solely to the extent relating to the HLA Insurance Contracts, HLA, including, to the extent available with reasonable diligence, such additional financial and operating data and other information regarding or relating to the Acquired Companies, the Business, the HLI Notes, the Acquired Assets and the Assigned Lease as Buyer may reasonably request; provided, that any such access shall be conducted at Buyer’s expense, in accordance with applicable Law (including any applicable Law relating to antitrust, competition, employment or privacy issues), under the supervision of Seller’s or its Affiliates’ personnel and in such a manner as to maintain confidentiality and not to unreasonably interfere with the normal operations of Seller and its Affiliates (including the Acquired Companies).
(b)    From the date hereof through the Closing Date, Seller shall make available to Buyer (i) within sixty (60) days following the end of each calendar quarter other than the last calendar quarter of any calendar year, the unaudited statutory statements of each Insurance Company and HLA, in each case together with the exhibits, schedules and notes thereto (the “Future Quarterly Statutory Statements”) and the unaudited quarterly GAAP consolidated financial statements of HLIC (the “Future Quarterly GAAP Financial Statements”), in each case, as of the end of and for such calendar quarter, (ii) within seventy-five (75) days following the end of each calendar year, the unaudited statutory statements of each Insurance Company and HLA, in each case together with the exhibits, schedules and notes thereto (the “Future Annual Statutory Statements”) and the audited annual GAAP consolidated financial statements of HLIC (the “Future Annual GAAP Financial Statements”), in each case, as of and for such calendar year, and (iii) as promptly as reasonably practicable following the preparation thereof, any amendments or errata to the Actuarial Appraisal.
(c)    Notwithstanding anything to the contrary contained in this Agreement or any other agreement between Buyer and Seller executed on or prior to the date hereof, Seller shall have no obligation to make available to Buyer or its Representatives, or to provide Buyer or its Representatives with access to or copies of (i) any personnel file, medical file or related records of any Business Employee, (ii) except as provided in Section 10.04 any Tax Return filed by Seller or any of its Affiliates (other than the Acquired Companies) or predecessors, or any related material or (iii) any other information if Seller determines, in its reasonable judgment, that making such information available would (A) jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or (B) contravene any applicable Law, Governmental Order or any fiduciary duty, it being understood that Seller shall (x) cooperate with any requests for, and use its reasonable best efforts to obtain, any waivers and (y) use its reasonable best efforts to make other arrangements (including redacting information or entering into joint defense agreements), in each case, that would enable any otherwise required disclosure to Buyer to occur without so jeopardizing any such privilege or immunity or contravening such applicable Law, Governmental Order or fiduciary duty.
(d)    Solely for purposes of this Section 7.02, the Specified Third-Party Reinsurer, the retrocessionaire under any of the Specified Third Party Reinsurance Agreements or any other potential reinsurer, counterparty or source of capital shall be deemed to be an authorized “Representative” of Buyer to the extent set forth in Section 17 of the Third-Party Reinsurance Agreement Binder.
Section 7.03    Regulatory and Other Authorizations; Consents.
(a)    Each of Buyer and Seller shall, and shall cause each of its applicable Affiliates to, (i) as soon as reasonably practicable following the date hereof (and, in the case of such filings, applications and notifications, in no event later than January 12, 2018) make all filings, applications, registrations and notifications with each Governmental Authority, and use its reasonable best efforts to promptly obtain all Governmental Approvals, in each case, that may be or become necessary for their respective execution and delivery of, and the performance of their respective obligations pursuant to, and the consummation of the transactions contemplated by, the Transaction Agreements (including the issuance and repayment of the Closing Date Surplus Note, if any, the Extraordinary Dividend and the True-Up Dividend) and (ii) subject to Section 7.03(b), use reasonable best efforts to take such actions as may be required or requested by any applicable Governmental Authorities or as may otherwise be necessary in order to obtain such Governmental Approvals, including by (A) seeking to prevent the initiation of, and defending any Action challenging this Agreement or any other Transaction Agreement or the consummation of the transactions contemplated hereby and thereby, (B) promptly providing to a Governmental Authority any non-privileged information and documents requested by such Governmental Authority or that are necessary, proper or advisable to permit consummation of the transactions contemplated by the Transaction Agreements, (C) avoiding the entry of, or causing to be lifted or rescinded, any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement and the other Transaction Agreements and (D) complying with any conditions imposed by any Governmental Authority to its approval of the transactions contemplated by this Agreement or any other Transaction Agreement. In accordance with Section 14.02, each party shall bear its own costs and expenses for obtaining its respective regulatory approvals; provided, that Seller shall bear all costs and expenses related to any Action brought against Buyer, Seller, the Acquired Companies or any of their Affiliates or Representatives after public announcement of this Agreement but prior to the Closing by a shareholder of HFSG, a holder of any HLI Notes or policyholder or creditor of an Acquired Company or any of its Affiliates seeking damages or equitable relief as a result of this Agreement or the announcement thereof. The parties shall cooperate with the reasonable requests of each other in promptly seeking to obtain all such authorizations, consents, orders and approvals. Neither Seller nor Buyer shall take any action that they should be reasonably aware would have the effect of delaying, impairing or impeding the receipt of any required Governmental Approvals.
(b)    Notwithstanding anything in Section 7.03(a) to the contrary, Buyer shall not be obligated to take or refrain from taking or agree to it, its Affiliates, or any of the Acquired Companies taking or refraining from taking, any action, or to permit or suffer to exist any material restriction, condition, limitation or requirement that, individually or together with all other such actions, restrictions, conditions, limitations or requirements imposed by Governmental Authorities in connection with the transactions contemplated by this Agreement or the other Transaction Agreements, would (i) have a Company Material Adverse Effect (excluding clause (b) of the definition thereof), (ii) involve any material deviation from the key terms of Buyer’s business plan set forth on Schedule 7.03(b)(ii), (iii) involve any keep-well or capital or surplus maintenance arrangements or agreements, other than such keep-well or capital or surplus maintenance agreements or arrangements that Buyer or any of its Subsidiaries (including HLI) may be required to enter into, without such agreement or arrangement providing for funding therefor to be provided by, or recourse to, the direct or indirect shareholders of Buyer or any of their respective general partners or managing members or (iv) involve any Other Support Arrangement other than such Other Support Arrangements in respect of which Seller elects Alternative 1 or Alternative 2 pursuant to Schedule 7.03(b)(iv) (any such action, restriction, condition, limitation or requirement, a “Burdensome Condition”).  In the event that any action, restriction, condition, limitation or requirement is imposed by a Governmental Authority that constitutes or would result in a Burdensome Condition, prior to Buyer being entitled to invoke the actual or potential existence of a Burdensome Condition, Seller and Buyer shall cooperate in good faith to develop a reasonably designed process under which each of Seller and Buyer shall promptly (A) provide information (subject to the other terms and conditions of this Agreement relating to cooperation and sharing of information) reasonably requested by the other to enable the requesting party to analyze the causes and potential implications of such action, restriction, condition, limitation or requirement and (B) meet in order to (x) exchange and review their respective views as to such action, restriction, condition, limitation or requirement, (y) discuss potential approaches that would avoid such action, restriction, condition, limitation or requirement or mitigate its impact, and (z) negotiate in good faith to attempt to agree to modify the terms of this Agreement, on mutually acceptable terms and on an equitable basis, in a way that would substantially eliminate any such action, restriction, condition, limitation or requirement or sufficiently mitigate its adverse impact so that it would no longer constitute a Burdensome Condition hereunder; it being understood and agreed that if reasonable steps can be identified to avoid such action, restriction, condition, limitation or requirement or sufficiently mitigate the negative impact thereof, each party shall take, and shall cause its Affiliates to take, as applicable, all such reasonable steps.
(c)    Seller and Buyer shall promptly notify one another of any communication it or its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority and shall provide each other with copies of all correspondence, filings or communications between such party or any of its Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand; provided, that no party shall be required to disclose to the other any of its or its Affiliates’ confidential competitive information or any personally identifiable information of their respective officers, directors or other applicable individuals. Except as otherwise required or requested by the applicable Governmental Authority, neither Seller nor Buyer shall agree to participate in any meeting with any Governmental Authority (other than a telephone call initiated by such Governmental Authority and not scheduled in advance) in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and Section 7.02, Seller and Buyer shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing; provided, that neither party shall be required to disclose to the other any of its or its Affiliates’ confidential competitive information or any personally identifiable information of their respective officers, directors or other applicable individuals. Neither party shall be required to comply with any provision of this Section 7.03(c) to the extent that such compliance would be prohibited by applicable Law.
(d)    Third-Party Consents.
(i)    Prior to the Closing, except as otherwise agreed by the parties, each party shall cooperate with the other and use reasonable best efforts to make or obtain the Third-Party Consents set forth in Schedule 7.03(d).  All aggregate out-of-pocket costs and expenses associated with (A) obtaining such Third-Party Consents (whether before or after Closing) and (B) obtaining the consent of any counterparty to a Shared Contract to enter into a new contract with Buyer or an Acquired Company pursuant to Section 7.05 (other than licensing fees, fees for services provided pursuant to the contract or similar payments) shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller; provided, that none of the parties shall be required to compromise any right, asset or benefit or incur any Liabilities (other than such costs and expenses) or commence or participate in any Action in order to obtain any Third-Party Consent.
(ii)    To the extent that any Acquired Asset may not be transferred or assigned to Buyer or an Acquired Company without a Third-Party Consent that has not been obtained by the Closing, this Agreement shall not constitute an agreement to transfer or assign the same if an attempted transfer or assignment would constitute a breach or other contravention thereof or would be ineffective or unlawful.
(iii)    If, on the Closing Date, any Third-Party Consent required to effect the transfer of any Acquired Asset to Buyer or an Acquired Company has not been obtained, or if an attempted transfer or assignment of any Acquired Asset would be ineffective or unlawful, then the parties shall cooperate to reach a mutually agreeable arrangement under which (A) Buyer or an Acquired Company would, in compliance with applicable Law, obtain the benefits, assume the obligations, make all payments and otherwise bear the economic burdens associated with such Acquired Asset in accordance with this Agreement, including Seller or its Affiliates (other than the Acquired Companies) subcontracting, sublicensing or subleasing to Buyer or an Acquired Company, and (B) Seller or its Affiliates would enforce for the benefit (and at the expense) of Buyer or the Acquired Companies any and all of their respective rights against any non-affiliated third party associated with such Acquired Asset, and pay, or cause its Affiliates to pay, to Buyer when received all monies received by Seller or its Affiliates in connection with any such Acquired Asset.
(iv)    Subject to Section 7.03(d)(i), from and after the Closing Date through the date that is twelve (12) months following the Closing Date, the parties shall continue to use reasonable best efforts to obtain, as promptly as practicable, any such required Third-Party Consents that have not been obtained as of the Closing Date; provided, that the out-of-pocket costs and expenses associated with obtaining such Third-Party Consents shall be allocated to Buyer and Seller in accordance with, and shall be subject to the limitations set forth in, Section 7.03(d)(i); provided, further, that Seller shall in no event be required to compromise any right, asset or benefit or incur any Liabilities (other than such costs and expenses) or commence or participate in any Action in order to obtain any such Third-Party Consent.
Section 7.04    Notification; Cooperation. From the date of this Agreement until the Closing Date, Seller, on the one hand, and Buyer, on the other hand, shall promptly notify the other and keep it advised as to: (i) any pending or threatened Action of which it has Knowledge that challenges or seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby or by the Specified Third-Party Reinsurance Binder; (ii) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or it failing to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement; (iii) in the case of Seller, the occurrence of any event that would have, individually or in the aggregate, a Company Material Adverse Effect; (iv) any other event that would result in, individually or in the aggregate, any of the conditions set forth in Article XI not being capable of being fulfilled by the Outside Date; (v) any written notice received by such party from a Governmental Authority or third party seeking to restrain or prohibit the transactions contemplated by this Agreement, any other Transaction Agreements or the Specified Third-Party Reinsurance Transaction Documents or (vi) the commencement of any material Action against such party or its Affiliates that would adversely affect the ability of such party or its Affiliates or the Investors to effect the consummation of the transactions contemplated by this Agreement, any other Transaction Agreements or the Specified Third-Party Reinsurance Transaction Documents. No notification made pursuant to this Section 7.04 shall have the effect of satisfying any condition set forth in Article XI, nor shall any such notification have any effect for the purposes of determining the rights of any party to claim or obtain indemnification under this Agreement or otherwise enforce its rights and remedies under this Agreement, and no failure to give any such notice shall result in any party hereto having any additional rights to indemnification under this Agreement (including pursuant to Section 13.01(a)(ii) or Section 13.02(a)(ii)) nor shall any such notice be deemed to be a waiver of any failure to satisfy the conditions set forth in Article XI.
Section 7.05    Shared Contracts. With respect to each Shared Contract, from and after the Closing Date through the earlier of (a) the date that is twelve (12) months following the Closing Date, and (b) the termination or expiration of such Shared Contract, Seller shall, and shall cause its Affiliates to, cooperate with Buyer to the extent reasonably requested by Buyer to cause the counterparty to any Shared Contract that is not a Transferred Contract to enter into a new agreement, on substantially the same terms and conditions as those set forth in the Shared Contract, with Buyer or an Acquired Company with respect to the matters addressed by such Shared Contract that are related to the Business; provided, that the costs and expenses associated therewith shall be allocated to Buyer and Seller in accordance with, and shall be subject to the limitations set forth in, Section 7.03(d)(i); provided, further, that Seller shall in no event be required to compromise any right, asset or benefit or incur any Liabilities, make any accommodations, or commence or participate in any Action in connection therewith.
Section 7.06    Intercompany Obligations. Except for (a) the intercompany obligations set forth in Schedule 7.06 or (b) intercompany receivables and payables with respect to Taxes, which shall be governed by Article X, Seller shall, and shall cause its Affiliates to, take such action, including making such payments as may be necessary, so that, prior to or concurrently with the Closing, the Acquired Companies, on the one hand, and Seller and its Affiliates (other than the Acquired Companies), on the other hand, shall settle, discharge, offset, pay or repay in full all intercompany loans, notes, and advances, regardless of their maturity, and all intercompany receivables and payables for the amount due, including any accrued and unpaid interest to but excluding the date of payment. Seller shall transfer, or cause to be transferred, the assets and liabilities maintained by the Acquired Companies relating to any of the Employee Benefit Plans or other employee benefit or compensation plans, programs, agreements or arrangements maintained or contributed to (or formerly maintained or contributed to) from the Acquired Companies to Seller or one of its Affiliates (other than the Acquired Companies) at or prior to the Closing, other than HLIC’s obligations under Group Annuity Contracts GA-6226 and, if applicable, GA-1010 and GA-6603, as well as the assets held by HLIC to support such obligations.
Section 7.07    Intercompany Arrangements.
(a)    Except as (i) otherwise contemplated by the Transaction Agreements, (ii) set forth in Schedule 7.07 or (iii) otherwise agreed by Seller and Buyer, Seller shall, and shall cause its Affiliates to, take such actions as may be necessary to terminate or commute prior to or concurrently with the Closing all Intercompany Agreements, after giving effect to Section 7.06, such that, following the Closing, the Acquired Companies shall have no further Liability under such Intercompany Agreements.
(b)    Except for any services provided pursuant to the Transition Services Agreement and any other applicable Transaction Agreements, as of and following the Closing, Seller and its Affiliates shall have no further obligation to provide any ancillary or corporate shared services to the Acquired Companies.
(c)    With respect to each surviving Intercompany Agreement, Seller, on behalf of itself and its Affiliates (other than the Acquired Companies), hereby waives (i) any breach by, default under or non-compliance with any such surviving Intercompany Agreement by any of the Acquired Companies to the extent arising or occurring on or prior to the Closing Date, except in respect of Liabilities specifically recorded in a general ledger account or in the supporting workpapers or other detail to a balance sheet or statutory balance sheet, in each case contained in the books and records, and (ii) any rights that Seller or any of its Affiliates (other than the Acquired Companies) may have to terminate, accelerate or cancel under such surviving Intercompany Agreements relating to, arising out of or in connection with (A) any “change of control,” “change in control” or similar phrase or concept as defined in such surviving Intercompany Agreement of any of the Acquired Companies occurring on or prior to the Closing Date or (B) any action or omission by any of the Acquired Companies occurring prior to the Closing.
(d)    Seller shall not, and shall cause its Affiliates not to, seek any damages with respect to, or revoke, terminate or rescind any surviving Intercompany Agreement or otherwise claim that any surviving Intercompany Agreement is not in full force and effect or is invalid or unenforceable (in whole or in part), in each case, as a result of any of the matters waived pursuant to Section 7.07(c).
Section 7.08    Existing Indemnification Rights. From and after the Closing, upon the request of Buyer made on or before the sixth (6th) anniversary of the Closing Date, Seller shall, and shall cause its Affiliates to, at Buyer’s sole cost and expense, reasonably cooperate with and assist Buyer and the Acquired Companies in submitting claims for and pursuing and recovering any applicable indemnification or reimbursement to which any of the Acquired Companies may be entitled from any third party that is not an Affiliate of Seller under any contract to which Seller or any of its respective Affiliates (other than the Acquired Companies) may be a party. Without the prior written consent of Buyer, Seller shall not waive or release any such claim or right that any of the Acquired Companies may have under any such contract.
Section 7.09    Supplements to Seller Disclosure Schedule. From time to time prior to the Closing, but in no event less than five (5) Business Days prior to Closing, Seller shall be permitted to supplement the sections of the Seller Disclosure Schedule that correspond to the representations and warranties set forth in Article IV and Article V, other than Section 5.02(a), Section 5.02(e), Section 5.04 and Section 5.22 of the Seller Disclosure Schedule, solely to reflect any event, change or circumstance first arising after the date hereof that does not arise from any breach of any covenant herein, and each such supplement shall be deemed to be incorporated into the Seller Disclosure Schedule for purposes of determining whether the applicable representation or warranty is true and correct as of the Closing Date. For the avoidance of doubt, Seller becoming aware after the date hereof of an event, change or circumstance that arose before the date hereof and the existence of which would result in a breach of, or inaccuracy in, a representation or warranty set forth in Article IV or Article V as of the date of this Agreement, shall not constitute an event, change or circumstance first arising as of the date hereof. Subject to Section 7.02(c) and upon delivery of any such supplement, Seller shall provide to Buyer such additional information available to Seller that is reasonably necessary for Buyer to evaluate any event, change or circumstance reflected in such supplement. If any event, change or circumstance reflected in such supplement, absent the delivery by Seller of such supplement, would, individually or in the aggregate with any event, change or circumstance reflected in any other supplement delivered by Seller pursuant to this Section 7.09, result in, if occurring or continuing as of the Closing Date, the failure of a condition set forth in Section 11.02(a) to be satisfied, then Buyer shall have the right to terminate this Agreement upon written notice to Seller delivered no later than ten (10) Business Days following the delivery by Seller of such supplement. An event, change or circumstance reflected in a supplement delivered to Buyer in accordance with this Section 7.09 shall not subsequently form the basis for a claim by Buyer for indemnification under Section 13.02(a)(i) only if such event, change or circumstance permits Buyer to terminate this Agreement under this Section 7.09 and Buyer does not elect to exercise such termination right.
Section 7.10    Release.
(a)    Effective as of the Closing, Seller, for itself and on behalf of its Affiliates (other than the Acquired Companies) and each of its and their successors and assigns (each, a “Seller Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Seller Releasor has, may have or might have or may assert now or in the future, against any of the Acquired Companies and any of their respective successors, assigns, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, an “Acquired Company Releasee”), arising out of, based upon or resulting from any contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Closing; provided, that nothing contained in this Section 7.10(a) shall release, discharge, limit, restrict, waive, relinquish or otherwise affect the rights or obligations of any party to the extent arising under or recoverable pursuant to any Intercompany Agreement that survives the Closing pursuant to Section 7.07, any of the Transaction Agreements, Group Annuity Contract GA-6226 or, if applicable, Group Annuity Contracts GA-1010 and GA-6603. Seller shall, and shall cause each Seller Releasor to, refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting or maintaining, or causing to be commenced, any legal or arbitral proceeding of any kind against any Acquired Company Releasee based upon any matter released pursuant to this Section 7.10(a). The execution and delivery of this Agreement shall not constitute an acknowledgment of, or an admission by, any Seller Releasor or Acquired Company Releasee of the existence of any such claims or of Liability for any matter or precedent upon which any Liability may be asserted.
(b)    Effective as of the Closing, Seller, for itself and on behalf of its Affiliates (other than the Acquired Companies), hereby irrevocably and forever waives and releases any right to indemnification, contribution, reimbursement, set-off or other rights to recovery that Seller might otherwise have against any of the Acquired Companies with respect to representations and warranties made and the covenants, obligations and agreements to be performed at or prior to the Closing, by the Acquired Companies in the Transaction Agreements and the certificate delivered at the Closing pursuant to Section 11.01(a)(iv).
(c)    Effective as of the Closing, Buyer, for itself and on behalf of the Acquired Companies and each of its and their successors and assigns (each, a “Buyer Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Buyer Releasor has, may have or might have or may assert now or in the future, against any of Seller, its Affiliates (other than the Acquired Companies) and any of their respective successors and assigns (in each case in their capacity as such) (each, a “Seller Releasee”), arising out of, based upon or resulting from any contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Closing; provided, that with respect to the Buyer Releasors that are not an Acquired Company or any of its successors or assigns, nothing contained in this Section 7.10(c) shall release, discharge, limit, restrict, waive, relinquish or otherwise affect the rights or obligations of any Buyer Releasor (other than the Acquired Companies) to the extent such rights or obligations do not arise out of or relate to any claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions or causes of action any Acquired Company may have had against the Seller Releasee prior to the Closing; provided, further, that nothing contained in this Section 7.10(c) shall release, discharge, limit, restrict, waive, relinquish or otherwise affect the rights or obligations of any party to the extent arising under or recoverable pursuant to any Intercompany Agreement that survives the Closing pursuant to Section 7.07 or any of the Transaction Agreements. Buyer shall, and shall cause each Buyer Releasor to, refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting or maintaining, or causing to be commenced, any legal or arbitral proceeding of any kind against any Seller Releasee based upon any matter released pursuant to this Section 7.10(c). The execution of this Agreement shall not constitute an acknowledgment of, or an admission by, any Acquired Company Releasor or Seller Releasee of the existence of any such claims or of Liability for any matter or precedent upon which any Liability may be asserted.
Section 7.11    Bank Accounts. To the extent any individual other than a Transferred Employee at the Closing has authority to draw on or has access to the bank, savings, deposit or custodial accounts and safe deposit boxes maintained by the Acquired Companies, Seller and its Affiliates shall remove, effective as of the Closing, such individual’s authority unless otherwise directed in writing by Buyer.
Section 7.12    Consolidation Restructuring. At the request of Buyer (but subject to any legal or regulatory restrictions or prohibitions), Seller shall take or cause to be taken on or prior to the Closing Date (with effect prior to the Effective Time), such actions or transactions (as determined by Buyer, with the cooperation of Seller) as are necessary to cause Hartford Life International Holding Company to be treated as having merged or liquidated for U.S. federal income tax purposes (including, for example, potentially by means of a merger into, or conversion into, a limited liability company, or, if available, a “check-the-box” election under Treasury Regulation Section 301.7701-3).
Section 7.13    Transition Services Agreement. Between the date hereof and the Closing, Seller and Buyer shall, and shall cause their respective Affiliates and Representatives to, use reasonable best efforts to (a) identify services other than Excluded Services (as defined in the Transition Services Agreement) that are being performed by HFIC or one of its Affiliates (other than the Acquired Companies) to or for the Acquired Companies or the Business as of the date hereof and (b) in connection therewith, work together in good faith to negotiate and prepare the services schedules to the Transition Services Agreement.
Section 7.14    Migration and Separation. Between the date hereof and the Closing, Seller and Buyer shall, and shall cause their respective Affiliates and Representatives to, reasonably cooperate and discuss in good faith (a) the separation of the Business, including Information Technology systems, following the Closing from that of the other businesses of Seller and its Affiliates (other than the Acquired Companies) and (b) the integration and migration of the Business, including Information Technology systems, following the Closing into the business and operations of Buyer (including the Acquired Companies). Buyer shall bear its own and the Acquired Companies’ costs and expenses incurred in connection with the migration, integration and separation contemplated by this Section 7.14. Seller shall not, and shall cause the Acquired Companies not to, incur any out-of-pocket costs and expenses in connection with the migration, integration and separation contemplated by this Section 7.14 without Buyer’s prior approval. Upon demand by Seller, its Affiliates or the Acquired Companies, as applicable, Buyer shall, or shall cause its Affiliates to, promptly reimburse (i) the Acquired Companies for all out-of-pocket costs and expenses pre-approved by Buyer and incurred by the Acquired Companies in connection with the migration, integration and separation contemplated by this Section 7.14 if Seller terminates this Agreement pursuant to Section 12.01(e) or Section 12.01(g) and (ii) Seller and its Affiliates (other than the Acquired Companies) for all out-of-pocket costs and expenses pre-approved by Buyer and incurred by Seller or its Affiliates (other than the Acquired Companies) in connection with the migration, integration and separation contemplated by this Section 7.14 (A) if the Closing occurs or (B) if Seller terminates this Agreement pursuant to Section 12.01(e) or Section 12.01(g). Upon demand by Buyer, Seller shall, or shall cause its Affiliates to, promptly reimburse Buyer for all out-of-pocket costs and expenses incurred by Buyer or its Affiliates in connection with the migration, integration and separation contemplated by this Section 7.14 if Buyer terminates this Agreement pursuant to Section 12.01(d) resulting from Seller’s breach of any of its covenants, representations or warranties hereunder. If this Agreement is terminated other than as contemplated in the preceding two (2) sentences, then Seller and its Affiliates (including the Acquired Companies), on the one hand, and Buyer and its Affiliates, on the other hand, shall each be responsible for fifty percent (50%) of the aggregate amount of out-of-pocket costs and expenses incurred by Buyer, Seller and their respective Affiliates in connection with the migration, integration and separation contemplated by this Section 7.14, and, in furtherance of the foregoing, Buyer and Seller shall cooperate in good faith to determine the aggregate amount of such out-of-pocket costs and expenses and Buyer or Seller, as applicable, shall make a payment to the other party as soon as reasonably practicable following such termination in an amount such that each of Buyer and Seller bears fifty percent (50%) of such out-of-pocket costs and expenses.
Section 7.15    Assigned Lease. Seller shall use reasonable best efforts to deliver to Buyer (a) on or prior to the Closing Date a current “statement relative to the status” from the Assigned Lease Landlord as required to be provided by the Assigned Lease Landlord pursuant to Article 18 of the Assigned Lease and (b) at the Closing, the Lease Assignment Agreement, duly executed by the Assigned Lease Landlord and HFIC, as the tenant thereunder.
Section 7.16    Transfers of Unrelated HLI Assets and Unrelated HLI Liabilities. Between the date hereof and the Closing, Seller shall transfer, or cause to be transferred, to Seller or one of its Affiliates (other than the Acquired Companies) all of the Unrelated HLI Assets and Unrelated HLI Liabilities.
Section 7.17    Suspense Account Obligations. Seller shall cause, or cause its Affiliates (other than the Acquired Companies) to, effect the transactions described in Schedule 7.17 at or prior to the Closing.
Section 7.18    Specified Third-Party Reinsurance Binder. Buyer shall, and after the Closing shall cause HLIC and ILA to, and prior to the Closing Seller shall cause HLIC and ILA to, comply with their respective obligations under the Specified Third-Party Reinsurance Binder. Buyer shall not, and after the Closing shall cause HLIC and ILA not to, and prior to the Closing Seller shall cause HLIC and ILA not to, waive any of their respective rights under the Specified Third-Party Reinsurance Binder without the consent of Seller (in the case of a waiver by Buyer or a waiver by HLIC or ILA after the Closing) or Buyer (in the case of a waiver by HLIC or ILA prior to the Closing). Buyer shall not terminate the Specified Third-Party Reinsurance Binder for any reason other than a material breach by the Reinsurer of Section 2 thereof without Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). If Buyer intends to terminate the Specified Third-Party Reinsurance Binder due to a material breach by the Reinsurer of Section 2 thereof, Buyer shall provide Seller with written notice of such intention and shall not terminate the Specified Third-Party Reinsurance Binder until Buyer has first consulted in good faith with Seller during the five (5) Business Day period following Buyer’s notice to Seller pursuant to this Section 7.18. Following the Closing, Buyer shall not, and shall cause HLIC and ILA not to, take any action that would cause any of the conditions to the Specified Third-Party Reinsurer’s obligations to execute and deliver the Specified Third-Party Reinsurance Transaction Documents to not be satisfied or give the Specified Third-Party Reinsurer any right to terminate the Specified Third-Party Reinsurance Binder or otherwise fail to comply with its obligations to execute and deliver the Specified Third-Party Reinsurance Transaction Documents.
Section 7.19    Conveyance of the Windsor Real Property to HFSG. Prior to the Closing, in consideration of the Windsor Real Property Purchase Price, HFSG shall consummate the Windsor Real Property Conveyance Transaction, including executing and delivering the Windsor Real Property Quitclaim Deed, and recording the Windsor Real Property Quitclaim Deed promptly following the date of such transfer.
(a)    Title to the Windsor Real Property shall be sold, assigned and conveyed by HLIC to HFSG, subject to any and all title matters, restrictions, encumbrances, liens, security interests, judgments, claims, violations of any Laws, all leases and tenancies and rights of occupancy affecting the Windsor Real Property, and any and all other matters or things affecting the Windsor Real Property.
(b)    HFSG, on behalf of itself and each of its successors in title, hereby agrees to accept the Windsor Real Property in its “as is” condition on the Closing Date and acknowledges that neither HLIC, nor any real estate broker, agent, employee, servant, consultant or representative of HLIC has made any representations or warranties whatsoever regarding the subject matter of the Windsor Real Property Conveyance Transaction, including representations as to the physical nature or condition of the Windsor Real Property, environmental matters, the violation of any Laws, water, sewer or other utilities, rents or other income, expenses applicable to the Windsor Real Property, capital expenditures, leases, existing or future operations of the Windsor Real Property or any other matter affecting the Windsor Real Property or the operation thereof. In agreeing to consummate the Windsor Real Property Conveyance Transaction, HFSG, for itself and its successors in title, has not relied upon and does not rely upon, and HLIC shall not be liable or bound in any manner by, express or implied warranties, guaranties, promises, statements, representations or information made or furnished by HLIC or by any real estate broker, agent, employee, servant or any other person representing or purporting to represent HLIC to whomever made or given, directly or indirectly, verbally or in writing. HFSG, on behalf of itself and each of its successors in title, subject to the Windsor Real Property Lease, hereby waives and releases HLIC from any present or future claims arising from or relating to the presence or alleged presence of asbestos or any Hazardous Materials in, on, under or about the Windsor Real Property, including any claims under (i) any Law now or hereafter in effect, that deals with or otherwise in any manner relates to, environmental matters of any kind or (ii) this Agreement, excluding any claims to the extent caused by HLIC, solely in its capacity as tenant under the Windsor Real Property Lease.
(c)    Effective as of the date on which the Windsor Real Property Conveyance Transaction is consummated, HFSG shall cause all leases, subleases, lettings, licenses, service agreements, maintenance agreements, supply agreements and all other contracts and agreements to the extent relating to the Windsor Real Property, in each case, to which HLIC is a party, together with any and all obligations and liabilities of HLIC thereunder, to either be terminated or assumed in full by HFSG as of the Closing Date.
(d)    The provisions of this Section 7.19 shall survive the Closing.
Section 7.20    Investor Term Sheet.
(a)    Between the date hereof and the Closing, Buyer Parent and Buyer Parent GP shall not amend, modify, replace or otherwise change any of the terms and conditions of the Investor Term Sheet without Seller’s prior written consent.
(b)    Seller, Buyer Parent and Buyer Parent GP shall execute such agreements in connection with receipt of the Rollover Equity at Closing as are reasonably required to give effect to the rights, including with respect to the governance of Buyer Parent and Buyer Parent GP, and terms and conditions applicable to the Rollover Equity that are consistent in all respects with the terms and conditions set forth in the Investor Term Sheet.

ARTICLE VIII
ADDITIONAL AGREEMENTS
Section 8.01    Access to Information. After the Closing, Buyer shall, and shall cause its Affiliates (including the Acquired Companies) to, preserve, in accordance with and until such date as may be required by, Buyer’s, or its applicable Affiliates’ standard document retention policies (but for not less than six (6) years from the Closing Date or such later date as may be required by applicable Law), all pre-Closing Date books and records of the Acquired Companies other than, with respect to HLI, books (or portions thereof), records (or portions thereof), personnel, officers and other facilities and properties to the extent relating to Unrelated HLI Assets or Unrelated HLI Liabilities and the Business possessed or controlled by such Person. During such period, upon any reasonable request from Seller or its Representatives, Buyer or any of its Affiliates holding such books and records shall (a) provide to Seller or its authorized Representatives reasonable access to such books and records during normal business hours; provided, that such access shall not unreasonably interfere with the conduct of the business of Buyer or its Affiliates holding such books and records and (b) permit Seller to make copies of such books and records, in each case, at no cost to Seller or its Representatives (other than for reasonable out-of-pocket expenses). Nothing herein shall require Buyer or its Affiliates to disclose any information to Seller if such disclosure would jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or contravene any applicable Law, Governmental Order or any fiduciary duty (it being understood that Buyer and its Affiliates shall (i) cooperate with any requests for, and use their reasonable best efforts to obtain, any waivers, and (ii) use their reasonable best efforts to make other arrangements (including redacting information or entering into joint defense agreements), in each case, that would enable otherwise required disclosure to Seller or its Representatives to occur without so jeopardizing privilege or contravening such applicable Law, Governmental Order or fiduciary duty or agreement) or (except as provided in Section 10.04) require Buyer or its Affiliates to disclose its Tax records (except for Tax records of, or with respect to, the Acquired Companies) or any personnel or related records. Such books and records may be requested under this Section 8.01 for any reasonable business purpose, including to the extent reasonably required in connection with accounting, litigation, financial reporting, federal securities disclosure, compliance with contractual obligations of Seller or its Affiliates or other similar purpose. Notwithstanding the foregoing, upon the expiration of such retention period, any and all such books and records may be destroyed by Buyer if Buyer sends to Seller written notice of its intent to destroy such books and records, specifying in reasonable detail the contents of the books and records to be destroyed; such books and records may then be destroyed after the sixtieth (60th) day following such notice unless Seller notifies Buyer that Seller desires to obtain possession of such books and records, in which event Buyer shall transfer the books and records to Seller and Seller shall pay all reasonable out-of-pocket expenses of Buyer in connection therewith.
Section 8.02    Books and Records.
(a)    At the Closing, (i) all books and records of the Acquired Companies and the Business located on the Business Premises shall be transferred to Buyer by possession of such premises and (ii) Seller shall transfer, or cause to be transferred, to Buyer all original corporate records of the Acquired Companies relating to the legal existence, ownership and corporate governance of the Acquired Companies, the HLI Notes or the Business and all Permits of the Acquired Subsidiaries, in each case, that are not located on the Business Premises or otherwise possessed or controlled by the Acquired Companies. Prior to the Closing, Seller and Buyer shall cooperate in good faith to develop and implement a plan that will result in the delivery or transfer of all other books and records of the Acquired Companies, the HLI Notes and the Business to Buyer or the Acquired Companies at, or as soon as reasonably practicable following, the Closing. Subject to Section 8.03(b), except as otherwise required by applicable Law, Seller and its Affiliates shall have the right to retain copies of all books and records of the Acquired Companies and their business relating to periods ending on or prior to the Closing Date.
(b)    After the Closing, Seller shall, and shall cause its Affiliates to, preserve, in accordance with Seller’s, or its applicable Affiliates’, standard document retention policies and until such date as such books and records are transferred to Buyer or the Acquired Companies, all pre-Closing Date books and records of the Acquired Companies and the Business that have not been transferred to Buyer. During such period, upon any request from Buyer or its Representatives, Seller or any of its Affiliates holding such records shall (i) provide to Buyer or its Representatives reasonable access to such records during normal business hours; provided, that such access shall not unreasonably interfere with the conduct of the business of Seller or its Affiliates holding such records and (ii) permit Buyer to make copies of such records, in each case, at no cost to Buyer or its Representatives (other than for reasonable out-of-pocket expenses). Nothing herein shall require Seller or its Affiliates to disclose any information to Buyer if such disclosure would jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or contravene any applicable Law, Governmental Order or any fiduciary duty (it being understood that Seller and its Affiliates shall (A) cooperate with any requests for, and use their reasonable best efforts to obtain, any waivers, and (B) use their reasonable best efforts to make other arrangements (including redacting information or entering into joint defense agreements), in each case, that would enable otherwise required disclosure to Buyer or its Representatives to occur without so jeopardizing privilege or contravening such applicable Law, Governmental Order or fiduciary duty or agreement) or (except as provided in Section 10.04) require Seller or its Affiliates to disclose its Tax records (except for Tax records of, or with respect to, the Acquired Companies) or any personnel, medical or related records.
Section 8.03    Confidentiality.
(a)    The terms of the confidentiality agreement, dated June 17, 2016 (the “Confidentiality Agreement”), between HFSG and Atlas Merchant Capital LLC are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate; provided, that remedies with respect to breaches of such Confidentiality Agreement that occurred prior to the Closing shall survive the Closing. If for any reason the transactions contemplated by this Agreement are not consummated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.
(b)    From and after the Closing, Seller and its Affiliates shall, and shall cause their respective Representatives to, maintain in confidence any written, oral or other information relating to the Acquired Companies obtained prior to the Closing Date or obtained from Buyer or its Affiliates pursuant to Section 8.01.
(c)    From and after the Closing, Buyer and its Affiliates (including the Acquired Companies) shall, and shall cause their respective Representatives to, maintain in confidence any written, oral or other information relating to or obtained from Seller or its Affiliates prior to the Closing Date, other than information to the extent relating to the Acquired Companies.
(d)    The requirements of Section 8.03(b) and Section 8.03(c) shall not apply to the extent that (i) any such information is or becomes generally available to the public other than (A) in the case of Buyer, as a result of disclosure by Seller, its Affiliates or any of its Representatives and (B) in the case of Seller, as a result of disclosure by Buyer, the Acquired Companies (after the Closing Date) or any of their respective Affiliates or Representatives, (ii) any such information is required or requested by applicable Law, Governmental Order or a Governmental Authority to be disclosed after prior notice has been given to the other party (to the extent such prior notice is permitted to be given under applicable Law); provided, that the disclosing party, to the extent reasonably requested by the other party, shall cooperate with such other party in seeking an appropriate order or other remedy protecting such information from disclosure, (iii) any such information is reasonably necessary to be disclosed in connection with any Action or (iv) any such information was or becomes available to such party on a non-confidential basis and from a source (other than a party to this Agreement or any Affiliate or Representative of such party) that is not bound by a confidentiality agreement with respect to such information. Each of the parties hereto shall instruct its Affiliates and Representatives having access to such information of such confidentiality obligations.
Section 8.04    Insurance.
(a)    Except as, and solely to the extent, expressly provided in Section 8.04(b), effective at the time of the Closing, the Acquired Companies shall cease to be insured by any insurance policies of Seller and its Affiliates (other than the Acquired Companies).
(b)    With respect to events or circumstances relating to the Acquired Companies that occurred or existed prior to the Closing Date that are covered by occurrence-based third-party liability insurance policies and any workers’ compensation insurance policies that apply to current or past locations at which the businesses of the Acquired Companies operated, the Acquired Companies may make claims under such policies and programs through the Corporate Risk Management Department of Seller (to the attention of Vice President or Assistant Vice President, Corporate Risk Management, The Hartford Financial Services Group, Inc., Tower 12, One Hartford Plaza, 06155) and its Affiliates; provided, that by making any such claims, Buyer agrees to, or cause its Affiliates to, reimburse Seller for any costs incurred by Seller or its Affiliates as a direct result of such claims, including any retroactive or prospective premium adjustments resulting from such claims and payments within any self-insured retention or deductible or similar self-insured provision (including a matching deductible program); provided, further, that the Acquired Companies shall not be permitted to make any such claims if, and to the extent that, such claims are covered by insurance policies sponsored by Buyer or any of its Affiliates (including, after the Closing, the Acquired Companies). As of the second (2nd) anniversary of the Closing Date, the Acquired Companies shall no longer have access to such occurrence-based third-party liability insurance policies of Seller and its Affiliates and Buyer shall assume full responsibility for, and release Seller and its Affiliates from, all liability for claims, known or unknown, resulting from such occurrences prior to the Closing Date. Any claim recovery proceeds received by Seller or any of its Affiliates from its insurers after the Closing for third-party claims under occurrence-based third-party liability insurance policies or workers’ compensation insurance policies with respect to Losses occurring prior to the Effective Time in respect of the Acquired Companies shall be for the benefit of Buyer unless such proceeds relate to claims that have been made prior to the Accounts Date or any business interruption occurring prior to the Accounts Date.
Section 8.05    Trade Names and Trademarks.
(a)    Other than the Transferred Owned Intellectual Property, and other than as contemplated in the Transaction Agreements, Buyer is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to any Intellectual Property owned by Seller or its Affiliates (other than the Acquired Companies), including the name “Hartford,” or any Trademark or Internet domain name related thereto or employing the words “Hartford,” or any variation of the foregoing or any confusingly similar Trademark or Internet domain name, (including in any and all goodwill, registrations and applications relating thereto) (collectively, the “Seller Names and Marks”), and, except as otherwise expressly provided in any Transaction Agreement, neither Buyer nor any of its Affiliates (including, after the Closing, the Acquired Companies) shall have any rights in the Seller Names and Marks and neither Buyer nor any of its Affiliates (including, after the Closing, the Acquired Companies) shall contest the ownership or validity of any rights of Seller or any of its Affiliates in or to the Seller Names and Marks. Buyer hereby consents to Seller causing the Acquired Companies to transfer all rights, title and interests in and to the Seller Names and Marks to Seller or any of its Affiliates prior to the Closing, and such transfer(s) shall not constitute a breach of any term or condition of this Agreement.
(b)    Except as otherwise provided in any Transaction Agreement, or in connection with historical, tax, employment or similar references to the Business, or for purposes of prospectus and similar disclosures as are necessary and appropriate to describe the historical relationship of the Acquired Companies and Seller and its Affiliates or as otherwise required by Law, following the Closing Date, Buyer and its Affiliates (including the Acquired Companies) shall cease and discontinue all uses of the Seller Names and Marks, either alone or in combination with other words and all Trademarks or Internet domain names similar to any of the foregoing or embodying any of the foregoing alone or in combination with other words. The rights of the Acquired Companies to the Seller Names and Marks pursuant to the terms of any existing trademark agreements shall terminate on the Closing Date.
(c)    In accordance with the terms of the Transaction Agreements and on the date(s) specified therein, Buyer and its Affiliates (including the Acquired Companies) shall re-label, destroy, delete or exhaust all materials bearing the Seller Names and Marks, including signage, advertising, promotional materials, Software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, websites and other materials (except to the extent any such materials must be retained to comply with applicable Laws or document retention notices issued by any Governmental Authority), and make all filings with any office, agency or body to effect the elimination of any use of the Seller Names and Marks from the businesses of the Acquired Companies, to the extent required to bring Buyer and its Affiliates into compliance with this Section 8.05. Thereafter, Buyer shall send a written statement to Seller verifying that it has re-labeled, destroyed, deleted or exhausted all materials bearing the Seller Names and Marks and shall send Seller representative samples of how Buyer is then using advertising and promotional materials that do not include Seller Names and Marks to the extent required by the foregoing sentence. Use of the Seller Names and Marks during any period(s) authorized by the Transaction Agreements shall (i) be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which Seller and its Affiliates used the Seller Names and Marks prior to Closing and (ii) comply with all graphic and other standards for use of the Seller Names and Marks in effect on the Closing Date or as the same may be amended by Seller following the Closing Date. Buyer shall take all necessary action to ensure that other users of the Seller Names and Marks, whose rights terminate upon the Closing pursuant to this Section 8.05, shall cease use of the Seller Names and Marks, except as expressly authorized thereafter by Seller. After the Closing Date, Buyer and its Affiliates (including the Acquired Companies) shall not expressly, or by implication, do business as or represent themselves as Seller or an Affiliate of Seller.
(d)    In the event Buyer or any Affiliate of Buyer (including any Acquired Company after the Closing) violates any of its obligations under this Section 8.05, Seller and its Affiliates may proceed against Buyer or its Affiliates at law or in equity for such damages or other relief as a court may deem appropriate. A violation of this Section 8.05 may cause Seller and its Affiliates irreparable harm, which may not be adequately compensated for by money damages. In the event of any actual or threatened violation of this Section 8.05, Seller and any of its Affiliates shall be entitled, in addition to other remedies that they may have, to seek a temporary restraining order and to seek preliminary and final injunctive relief against Buyer or such Affiliate of Buyer to prevent any violations of this Section 8.05 without the necessity of posting a bond.
(e)    At the Closing, Buyer shall execute any necessary documentation in order to amend the organizational documents with respect to the Companies such that each of the Acquired Companies can effect a change in its name to a name not containing and not confusingly similar to any of the Seller Names and Marks. Immediately after the Closing, Buyer shall cause the Acquired Companies to file the application documents to register a new trade name with each applicable Governmental Authority and take all other necessary action to fulfill its obligations set forth in this Section 8.05 as soon as reasonably practicable.
(f)    Buyer shall be permitted to prepare, at its sole expense, a trademark application to be filed with the United States Patent and Trademark Office consisting of the term “TALCOTT” (the “Talcott Mark Application”) following the date hereof.  Seller shall cooperate with Buyer in all reasonable respects in preparation of any such Talcott Mark Applications. Within five (5) Business Days following receipt by Seller of a written request to file the Talcott Mark Application, which notice shall include a final version of such application, Seller shall cause HLI or another Acquired Company designated by Buyer in such notice to provide such materials and execute all such documents reasonably necessary to file such application with the United States Patent and Trademark Office or to confirm ownership of the Talcott Mark Application following the Closing.  Buyer shall promptly reimburse Seller and its Affiliates (including the Acquired Companies) for all costs and expenses incurred by any of them with respect to such cooperation and filing.  Neither Seller nor any of its Affiliates (including the Acquired Companies) shall have any obligation to continue to prosecute the Talcott Mark Application or defend any challenge or other Action with respect to such application (or its subsequent registration) unless Buyer agrees in writing to pay and promptly reimburse Seller and its Affiliates (including the Acquired Companies) for all costs and expenses they incur in connection therewith. Neither Seller nor any of its Affiliates (including the Acquired Companies) make any representations as to the availability, registrability, non-infringement or enforceability of the Talcott Mark Application.  Notwithstanding anything to the contrary in this Agreement, the Talcott Mark Application shall be owned by Buyer or one of the Acquired Companies as successor to the business to which the Talcott Mark Application relates following Closing; provided, that the Talcott Mark Application shall not be considered Owned Intellectual Property for purposes of the representations and warranties of Seller nor any of its Affiliates (including the Acquired Companies) set forth herein.
Section 8.06    Guarantees.
(a)    With respect to any and all guarantees, letters of credit, indemnity or contribution agreements, support agreements, insurance surety bonds or other similar agreements made in respect of any Acquired Company by HFSG, HLA or HFIC, in each case, that is set forth in Schedule 8.06(a) (the “Intercompany Guarantees”), Buyer shall, and Seller shall cause HLIC and ILA, as applicable, to, deliver to HFSG, HLA and HFIC the Buyer Hold Harmless and Indemnification Agreements.
(b)    With respect to each guarantee set forth in Schedule 8.06(b) with respect to which the applicable group annuity is not terminated prior to the Closing, HFSG shall deliver to Buyer the Seller Hold Harmless and Indemnification Agreement.
Section 8.07    Transaction Agreements. Subject to Section 7.03, the parties have agreed to the forms of Transaction Agreements attached as Exhibits A-1 through P-2 and shall, at or prior to the Closing, in the case of each such Transaction Agreement execute and deliver, or cause to be executed and delivered, each such agreement with any changes as may be required by any Governmental Authority to obtain any Governmental Approval that may be or become necessary for the execution and delivery of and the performance by the applicable parties of their respective obligations pursuant to, and consummation of the transactions contemplated by, the Transaction Agreements. Notwithstanding the foregoing, subject to the last sentence of Section 7.03(b), the parties shall not be required to accept any such changes required by any Governmental Authority to the extent such change would result in a Burdensome Condition.
Section 8.08    Non-Solicitation.
(a)    For a period of twelve (12) months from the Closing Date, HFSG shall not, and shall cause its Affiliates not to, without the prior written consent of Buyer, directly or indirectly, solicit for employment, employ or hire any Business Employee; provided, that HFSG and its Affiliates may solicit, employ or hire any such Person who was terminated or otherwise discharged by any of the Acquired Companies or their respective Affiliates at least three (3) months prior to the first such solicitation or employment; provided, further, that nothing in this Section 8.08(a) shall prohibit Seller or any of its Affiliates from employing or hiring any Person who contacts Seller or any of its Affiliates on his or her own initiative without direct solicitation or as a result of a general solicitation to the public or general advertising not directed at Business Employees.
(b)    For a period of twelve (12) months from the Closing Date, Buyer shall not, and shall cause its Subsidiaries (including the Acquired Companies) not to, without the prior written consent of Seller, directly or indirectly, solicit for employment, employ or hire any employee who received severance payments under the Seller Severance Plan, any Business Employee who does not become a Transferred Employee or any individual who provides transition services pursuant to the Transition Services Agreement; provided, that Buyer and its Subsidiaries may solicit, employ or hire any such individual (other than any employee who received severance payments under the Seller Severance Plan or Business Employees who do not become Transferred Employees) who was terminated or otherwise discharged by Seller or any of its Affiliates at least three (3) months prior to the first such solicitation or employment; provided, further, that nothing in this Section 8.08(b) shall prohibit Buyer or any of its Subsidiaries from employing or hiring any Person (other than any employees who received severance payments under the Seller Severance Plan or Business Employees who do not become Transferred Employees) who contacts Buyer or any of its Subsidiaries on his or her own initiative without direct solicitation or as a result of a general solicitation to the public or general advertising not directed at such individuals.
Section 8.09    Non-Competition.
(a)    For purposes of this Agreement, “Competing Business” shall mean the business of issuing, underwriting, selling, marketing and administering (i) fixed, payout and variable annuity contracts, (ii) individual life insurance policies, (iii) variable and general account life insurance policies under which employees or former employees of a bank, corporation or other corporate entity are the insureds and such bank, corporation, trust or other corporate entity (for the express purpose of procuring such policies) is the policy owner or a beneficiary of such policy, (iv) variable life insurance policies offered in transactions intended to qualify as private placements under the Securities Act, (v) structured settlement annuities and (vi) funding agreements, in each case, as conducted by the Acquired Companies. Notwithstanding the foregoing, a “Competing Business” shall not include any activities or businesses engaged in by Seller or its Affiliates (other than the Acquired Companies) as of the date hereof, or proposed to be engaged in by Seller or any of its Affiliates (other than the Acquired Companies) pursuant to a publicly announced acquisition or similar agreement entered into by Seller or any of its Affiliates (other than the Acquired Companies) prior to the date hereof, including:
(A)    underwriting, marketing, producing, selling or administering insurance products, including any group life insurance or accidental death and dismemberment coverage or any insurance contracts or services provided by Hartford’s Group Benefits Division, or providing any services or products related thereto;
(B)    issuing, or contracting with another insurer to issue (I) individual life insurance policies issued pursuant to contractual commitments under certain group insurance contracts written by Hartford’s Group Benefits Division (e.g., group term conversions and other similar conversion rights contained in such group insurance programs) or (II) other individual life insurance contracts to individuals who otherwise have a right to procure individual life insurance from Seller or its Affiliates; or
(C)    conducting the mutual fund business carried on by Seller and its Affiliates, including the offering of mutual funds as an investment option in connection with insurance products issued by the Acquired Companies or third-party providers.
(b)    Except as contemplated by the Transaction Agreements, from the Closing until the date that is twelve (12) months following the Closing Date (the “Non-Compete Period”), Seller shall not, and shall not permit any of its Affiliates (each, a “Restricted Person”) to, engage, as a principal or jointly with others, in the Competing Business in the United States. Seller shall not have any obligation under this Section 8.09 with respect to any Restricted Person from and after such time as such Restricted Person ceases to be an Affiliate of Seller. A “Restricted Person” shall not include any Person that purchases or receives assets, operations or a business from Seller or any of its Affiliates, if such Person is not an Affiliate of Seller after such transaction is consummated. A “Restricted Person” also shall not include any Affiliate of Seller in which a Person who is not an Affiliate of Seller holds equity interests and with respect to which Seller or another Affiliate, as applicable, has contractual or legal obligations (including fiduciary duties of representatives on the board of directors or similar body of such Subsidiary) as of the date of this Agreement limiting Seller’s ability to impose on such Affiliate a non-competition obligation such as that in this Section 8.09.
(c)    Notwithstanding anything to the contrary set forth in Section 8.09(b), and without implication that the following activities otherwise would be subject to the provisions of this Section 8.09, nothing in this Agreement shall preclude, prohibit or restrict Seller from engaging, or require Seller to cause any Restricted Person not to engage, in any manner in any of the following:
(i)    making investments in the ordinary course of business, including in a general or separate account of an insurance company, in Persons engaging in a Competing Business; provided, that each such investment is a passive investment where Seller or such Restricted Person: (A) does not have the right to designate a majority of the members of the board of directors or other governing body of such entity or to otherwise influence or direct the operation or management of any such entity, (B) is not a participant with any other Person in any group (as such term is used in Regulation 13D of the Exchange Act) with such intention or right, and (C) owns less than fifteen percent (15%) of the outstanding voting securities (including convertible securities) of such entity;
(ii)    making investments in Buyer or its Affiliates;
(iii)    selling any of its assets or businesses to a Person engaged in lines of business that compete with the Business as conducted as of the date of this Agreement;
(iv)    managing or controlling investment funds that make investments in Persons engaging in a Competing Business, so long as such investments are in the ordinary course of business;
(v)    providing investment management and similar services to any Person;
(vi)    providing reinsurance to any Person engaging in a Competing Business, so long as Seller and the Restricted Persons are not engaged in the marketing, production or administration of such reinsured business;
(vii)    engaging in any activity that does not constitute the business of insurance in the applicable jurisdiction;
(viii)    acquiring (and thereafter, owning and operating) any Person or business that derived less than twenty-five percent (25%) of its net operating revenue on a consolidated basis for its most recent fiscal year from a Competing Business; or
(ix)    acquiring (whether by way of merger or stock or asset acquisition or otherwise), directly or indirectly, any Person or business (an “Acquired Business”) where such Acquired Business derived twenty-five percent (25%) or more of its net operating revenue on a consolidated basis for its most recent fiscal year from a Competing Business; provided, that Seller shall either (A) use reasonable best efforts to, or shall cause the relevant Restricted Person to use reasonable best efforts to, sell, spin off or otherwise divest itself (or enter into an agreement to sell, spin off or otherwise divest itself) of the portion of the division, unit or Person related to such Acquired Business that engages in the Competing Business within twenty-four (24) months of the closing of the acquisition of such Acquired Business; or (B) modify, or cause the relevant Restricted Person to modify, such Acquired Business such that such Acquired Business derives less than twenty-five percent (25%) of its net operating revenue on a consolidated basis from a Competing Business.
Section 8.10    D&O Liabilities. From and after the Closing Date until the sixth (6th) anniversary of the Closing Date, Buyer shall, and shall cause its Affiliates to, maintain in full the indemnification obligations set forth in the applicable organizational documents of the Acquired Companies (including providing insurance coverage to the extent that such insurance coverage is available and that the annual premium for such insurance coverage does not exceed 300% of the Acquired Companies’ reasonably estimated stand-alone premium for the most recent comparable period ended prior to the Closing), as in effect immediately prior to the Closing with such changes as may be required under applicable Law, with respect to all past directors, officers and managers of each of the Acquired Companies as well as all directors, officers and managers of each of the Acquired Companies as of the Closing Date, in each case, for acts or omissions occurring on or prior to the Closing Date in their capacities as such, and to indemnify and hold harmless such Persons in accordance therewith. Buyer, Seller and any Person entitled to indemnification under this Section 8.10 shall cooperate in the defense of any litigation under this Section 8.10 and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
Section 8.11    Deletion of Software. In the event that after the Closing Buyer becomes aware of any instance of any Software in its possession that is owned by Seller or any of Seller’s Affiliates and that is not licensed to Buyer or the Acquired Companies, Buyer shall use reasonable best efforts to delete such instances of the Software as soon as practicable. In the event that after the Closing Seller or a Seller Affiliate becomes aware of any instance of any Intellectual Property or Software in its possession that is owned by Buyer or an Acquired Company, Seller shall use, and shall cause its Affiliates to use, reasonable best efforts to delete such instances of the Intellectual Property and Software as soon as practicable.
Section 8.12    Extraordinary Dividend. Seller shall, and shall cause HLI, HLIC and ILA to, use reasonable best efforts to take such actions as may be necessary to permit HLIC to pay to HLI prior to the Closing an extraordinary dividend in an amount necessary to cause the Pre-Closing Dividend Amount to be no less than the Minimum Pre-Closing Dividend Amount and no greater than the Specified Pre-Closing Dividend Amount (the “Extraordinary Dividend”). Seller shall cause HLIC to pay the Extraordinary Dividend to HLI, and, in turn, shall cause HLI to pay a dividend to Seller in an amount equal to the Extraordinary Dividend, at or prior to the Closing (but in any case prior to the Effective Time). The parties hereto shall cooperate and negotiate in good faith to determine and agree upon which assets of HLI, HLIC and ILA (including any assets included in any dividends from HLIC to HLI between the date hereof and the Closing Date) will be included in such dividends and, if HLI, HLIC or ILA must dispose of assets to pay or facilitate the payment of such dividends, which assets will be disposed; provided, that nothing contained in this Section 8.12 shall be deemed to permit Buyer to control the actions of HLI, HLIC or ILA prior to the Effective Time.
Section 8.13    True-Up Dividend.
(a)    Seller shall, and shall cause HLI, HLIC and ILA to, use reasonable best efforts to take such actions as may be necessary to permit HLIC to pay to HLI prior to the Closing an extraordinary dividend in an amount equal to the net amount received by the Acquired Companies through the payment of the Closing True-Up Payments (such dividend, the “True-Up Dividend”). Seller shall cause HLIC to pay the True-Up Dividend to HLI, and, in turn, shall cause HLI to pay a dividend to Seller in an amount equal to the True-Up Dividend, at or prior to the Closing (but in any case prior to the Effective Time). The True-Up Dividend shall be comprised solely of cash, unless otherwise required by the Connecticut Insurance Department.
(b)    In the event the Connecticut Insurance Department approves a single dividend without separate identification or description of the Extraordinary Dividend and the True-Up Dividend, for purposes of this Agreement such dividend shall be treated as the True-Up Dividend to the extent of the net amount received by the Acquired Companies through the payment of the Closing True-Up Payments, and the remainder shall be treated as the Extraordinary Dividend.
Section 8.14    Seller Affiliated Funds. From the Closing Date through June 5, 2018, Buyer shall, and shall cause each of the applicable Insurance Companies to, continue to offer the mutual funds set forth on Schedule 8.14 (the “Seller Affiliated Funds”) as an investment option within the applicable Insurance Contracts to the same extent such Seller Affiliated Funds are offered as an investment option within the applicable Insurance Contracts as of the date hereof; provided, that the applicable mutual fund organization continues to make such Seller Affiliated Funds available to the applicable Insurance Company and the holders of such Insurance Contracts upon substantially the same terms they are made available as of the date hereof.
Section 8.15    Certain Group Annuity Contracts. Following the Closing, upon the request of Seller, Buyer shall, and shall cause the Acquired Companies to, cooperate with Seller and its Affiliates in good faith to effect the transactions described on Schedule 8.15; provided, that Seller shall bear all out-of-pocket costs and expenses related to such transactions.
Section 8.16    HLI Obligations Relating to Certain Prior Dispositions. After the Closing, Buyer shall cause HLI to discharge and perform its non-payment obligations under the agreements set forth on Schedule 8.16; provided, that Seller shall, and shall cause its Affiliates to, cooperate with Buyer and the Acquired Companies in any administrative matters relating to such obligations.
Section 8.17    Commitments.
(a)    Subject to the terms and conditions set forth herein, prior to the Closing, each of Buyer and Buyer Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and obtain the equity financing on the terms and conditions set forth in the applicable Commitment Letters, including using its reasonable best efforts to: (i) maintain in full force and effect the Commitment Letters; provided, that Buyer and Buyer Parent may replace, substitute, amend or terminate the Commitment Letters in accordance with this Section 8.17; (ii) satisfy all conditions applicable to Buyer or Buyer Parent in the Commitment Letters; (iii) comply on a timely basis with its obligations under the Commitment Letters; (iv) cause the financings contemplated by the Commitment Letters to be consummated at or prior to the date that the Closing is required to occur in accordance with Section 3.01; and (v) enforce its rights under the Commitment Letters. Prior to the Closing, Buyer or Buyer Parent shall give Seller prompt notice of any default, breach or repudiation by any party to the Commitment Letters
(b)    Except as expressly permitted by this paragraph (b), Buyer and Buyer Parent shall not amend, modify, supplement, restate, terminate, substitute, waive a provision under or replace (collectively, “Change”) any Commitment Letter. Subject to Section 8.17(f), with the prior consent of Seller (not to be unreasonably withheld, conditioned or delayed), Buyer and Buyer Parent shall have the right to (i) make immaterial Changes to the form of Commitment Letter for any new Investor that will be executed after the date hereof or (ii) reduce the amount of any Commitment Letter to be funded at the Closing and simultaneously increase the amount of any other Commitment Letter or enter into one or more new Commitment Letters in substantially the same form as the existing Commitment Letters (with the aggregate amount of such increase or new commitments equal to or greater than the amount of such reduction); provided, that (A) no such Change (x) shall result in a breach by Buyer or Buyer Parent of Section 8.17(d) or (y) would be reasonably expected to make less likely the satisfaction of any condition set forth in Article XI or delay the satisfaction of any such condition such that the Closing would be delayed and (B) unless Buyer has received the prior consent of Seller (which may be withheld by Seller in its sole discretion), Buyer and Buyer Parent shall not make any such Change after the earlier of twenty-five (25) days from the date hereof and the date on which Buyer files its “Form A” with the Connecticut Insurance Department, if such Change relates to an Investor that would either before or after such Change be contemplated to own individually 10% or more of the voting securities of Buyer or Buyer Parent at the Closing or would otherwise be an “acquiring party” under the insurance Laws of the State of Connecticut (a “Form A Applicant”) and such Change would affect the information included in Buyer’s “Form A” filing. Without limiting the foregoing, it shall be deemed to be reasonable for Seller to withhold consent pursuant to the immediately preceding sentence to a Change of any Commitment Letter if (1) such Change involves a full or partial release of an Investor or a decrease in its commitment (unless such decrease is expressly conditioned on the actual funding of a replacement commitment in an amount equal to or greater than such decrease) under its then existing Commitment Letter in connection with a substitute, replacement or increased Commitment Letter from one or more other existing or new Investor(s) and any such Investor providing such substitute, replacement or increased Commitment Letter, after giving effect to such substitution, replacement or increase, would be less creditworthy in the good faith judgment of Seller than the Investor(s) being substituted or replaced or whose commitment is decreased, (2) any such proposed replacement or substitute Investor is a Prohibited Person or (3) such Change could reasonably be expected to make less likely the satisfaction of any condition set forth in Article XI or delay the satisfaction of any such condition such that the Closing would be delayed. Notwithstanding the foregoing, (I) Seller acknowledges and agrees that it may not withhold its consent based on clause (3) of the preceding sentence in connection with a replacement or any other Change, in each case at any time, with respect to an Investor which would not be contemplated to be a Form A Applicant and (II) Seller’s consent to a Change contemplated by the second sentence of this Section 8.17(b) is hereby deemed to have been given with respect to an addition or substitution (and a related full or partial release or decrease in the commitment of one or more then-existing Investor(s) in an aggregate amount less than or equal to the amount of such addition or substitution) if such addition or substitution is fully completed and appropriately documented, before the earlier of the date which is twenty-five (25) days after the date hereof and the date on which Buyer files its “Form A” with the Connecticut Insurance Department, of one or more of the potential Investors as agreed to in writing by Buyer and Seller for up to the ownership percentages of the voting securities of Buyer Parent and Buyer Parent GP set forth for each such potential Investor in such writing. If any additional, replacement or substitute Commitment Letter is obtained, Buyer shall promptly provide Seller with a true and correct copy of such Commitment Letter and any reference in this Agreement to (aa) “Commitment Letter” shall include such additional, substitute or replacement Commitment Letter and (bb) “Investors” shall include the Investors party to such additional, substitute or replacement Commitment Letters. If a Commitment Letter from an Investor is terminated or released in accordance with this Section 8.17, Seller agrees that the Limited Guaranty provided by such Investor (or its Affiliate) shall be deemed to be cancelled and of no further force or effect; provided, that one or more limited guarantees in substantially the same form as the Limited Guaranty being terminated or released have been executed and delivered by the Investor(s) providing the replacement Commitment Letters (or their Affiliates which are no less creditworthy in the good faith judgment of Seller than the Investor (or its Affiliate) that provided the Limited Guaranty being terminated or released) and the aggregate amount of the Caps (as defined in the Limited Guaranty being terminated or released) on the Guaranteed Obligations (as defined in the Limited Guaranty being terminated or released) in such replacement limited guarantees equals or exceeds the amount of the related Caps on the Guaranteed Obligations in the Limited Guaranty being terminated or released. If the amount of a Commitment Letter from an Investor is reduced in accordance with this Section 8.17 and provided that one or more limited guarantees in substantially the same form as the Limited Guaranty being reduced pursuant to this sentence have been executed and delivered by the Investor(s) providing the replacement Commitment Letters (or their Affiliates which are no less creditworthy in the good faith judgment of Seller than the Investor (or its Affiliate) that provided the Limited Guaranty being reduced) (the “Additional Limited Guarantees”), Seller agrees that the Caps on such Investor’s Guaranteed Obligations in the Limited Guaranty provided by such Investor (or its Affiliate) shall be deemed to be reduced in accordance with the terms thereof by the aggregate amount of the related Caps on the Guaranteed Obligations set forth in the applicable Additional Limited Guarantees.
(c)    Buyer shall provide Seller with prompt written notice of the receipt of any notice or other communication from any Investor with respect to such Investor’s failure or anticipated failure to fund its commitments under any Commitment Letter or definitive agreement in connection therewith. Buyer shall keep Seller reasonably informed on a current basis of the status of its efforts to consummate the financing contemplated by the Commitment Letters.
(d)    Notwithstanding anything contained in this Agreement to the contrary, each of Buyer, Buyer Parent and Buyer Parent GP expressly acknowledges and agrees that its obligations under this Agreement are not conditioned in any manner upon Buyer, Buyer Parent or Buyer Parent GP obtaining any debt or equity financing. Furthermore, Buyer and Buyer Parent shall at all times maintain Commitments sufficient in the aggregate to fund all of the amounts required to be provided by Buyer on the Closing Date for the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements, including the payment of the amount payable at the Closing under Section 3.02 (assuming that the Pre-Closing Dividend Amount is equal to the Minimum Pre-Closing Dividend Amount) and the payment of all costs and expenses accrued by Buyer or Buyer Parent through the Closing Date in connection with the transactions contemplated by this Agreement and the other Transaction Agreements, including all liabilities or obligations incurred under Section 7.03(d), Section 7.14 and Section 8.17(e).
(e)    Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives from and against any and all losses, claims, damages, liabilities, costs, reasonable attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with any financing or other securities offering of Buyer or its Affiliates or any assistance or activities provided in connection therewith or otherwise under this Section 8.17.
(f)    Notwithstanding anything contained in this Agreement to the contrary, if Buyer or Buyer Parent, between the date hereof and the Closing (i) increases the aggregate amount of Commitments to be funded at the Closing pursuant to the Commitment Letters (excluding a temporary increase that is or will be fully offset by a subsequent reduction in the aggregate amount of Commitments) or (ii) enters into any new equity financing commitment letters, in each case, in accordance with Section 8.17(b) (other than in connection with, or for purposes of, substituting or replacing any Commitments in whole or in part), then the Rollover Amount shall automatically be reduced by an amount equal to such new or increased equity financing commitments; provided, that in no event shall the Rollover Amount be reduced below $100,000,000.
Section 8.18    Further Action.
(a)    Seller and Buyer (i) shall execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of the Transaction Agreements and give effect to the transactions contemplated by the Transaction Agreements, (ii) shall refrain from taking any actions that could reasonably be expected to impair, delay or impede the Closing, (iii) without limiting the foregoing, but subject to Section 7.03(b), shall use their respective reasonable best efforts to cause all the conditions to the obligations of the other party to consummate the transactions contemplated by this Agreement to be met as soon as reasonably practicable and (iv) shall cooperate in good faith to facilitate an orderly Closing and transition.
(b)    Each of Seller and Buyer shall keep each other reasonably apprised of the status of the matters relating to the completion of the transactions contemplated hereby, including with respect to the satisfaction of the conditions set forth in Article XI. From time to time following the Closing, Seller and Buyer shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the transactions contemplated hereby as may be reasonably requested by the other party.
Section 8.19    Seller Confidentiality Agreements.  Within ten (10) Business Days following the date hereof, Seller shall request that all Persons who executed a confidentiality agreement with HFSG or any of its Affiliates since January 1, 2016 relating to the potential sale of the Business (each, a “Seller Confidentiality Agreement”) return or destroy all confidential information heretofore furnished to such Person by or on behalf of Seller or its Affiliates in accordance with the terms of such Seller Confidentiality Agreement.  Following the Closing, Seller shall notify Buyer in the event that it becomes aware of a breach of any Seller Confidentiality Agreement, and, if so directed by Buyer, shall enforce its rights under such Seller Confidentiality Agreement for Buyer’s benefit, at Buyer’s sole expense.
Section 8.20    Exclusivity. From and after the date of this Agreement, Seller shall not, and shall cause its Affiliates and its and its Affiliates’ respective Representatives not to, directly or indirectly, (a) solicit, initiate, encourage or facilitate any inquiry, indication of interest, proposal or offer from any Person other than Buyer or its Representatives (an “Alternate Bidder”) relating to or in connection with a proposal or offer for a merger, consolidation, amalgamation, bulk reinsurance, business combination, sale or transfer of properties or assets or sale of any Capital Stock (including by way of a tender or exchange offer), or similar transaction involving the Acquired Companies or any part of the Business, whenever conducted (in each case, other than as permitted under Section 7.01(a) or Section 7.01(b) or in connection with the acquisition, disposition or custody of investment assets in the ordinary course of business, an “Acquisition Proposal”), (b) participate in or attend any discussions or negotiations or enter into any agreement, arrangement or understanding, whether or not legally binding, with, or provide or confirm any information to, any Alternate Bidder relating to or in connection with any Acquisition Proposal by such Alternate Bidder or (c) accept any proposal or offer from any Alternate Bidder relating to a possible Acquisition Proposal or otherwise commit to, or enter into or consummate any transaction contemplated by any Acquisition Proposal with any Alternate Bidder. In the event that Seller or any of its Affiliates or any of its or its Affiliates’ respective Representatives receives an Acquisition Proposal, Seller shall promptly notify Buyer of such proposal and provide a copy thereof (if in written or electronic form) or, if in oral form, a written summary of the terms and conditions thereof, including the names of the interested parties.
Section 8.21    Gemini Hedge Specified Entities. Seller shall notify HLIC and ILA promptly in writing upon the occurrence of any event or condition with respect to any Gemini Hedge Specified Entities that would result in a “Cross Default” or “Bankruptcy” with respect to such Gemini Hedge Specified Entities under any Gemini Hedge Agreement, and Seller shall reasonably cooperate with Buyer as necessary for a period of at least 120 days following the Closing Date to engage with the applicable Gemini Counterparty to amend the Gemini Hedge Agreements to remove all references therein to HLA and any other Gemini Hedge Specified Entities.
Section 8.22    Management of Prospective Assets. From and after the Closing Date until the fifth (5th) anniversary of the Closing Date, if Buyer or its controlled Affiliates (including the Acquired Companies) desire to engage an investment manager to manage assets not then managed by HIMCO, then Buyer shall provide HIMCO with the opportunity to make a proposal to manage such assets and shall consider in good faith any such proposal submitted by HIMCO.
Section 8.23    Seed Money in Mutual Funds. Except as set forth below, until the second (2nd) anniversary of the Closing Date, the Acquired Companies may not withdraw seed money invested in the Hartford mutual funds set forth on Schedule 8.23 (such investments, the “Seed Money Assets”). Within ten (10) Business Days after the dates that are five (5), eleven (11) and seventeen (17) months after the Closing Date (each, a “Seed Money Reference Date”), Seller shall notify Buyer and the Acquired Companies of Seed Money Assets that may be withdrawn. Such notice shall identify assets constituting at least twenty-five percent (25%), thirty-three percent (33%) and fifty percent (50%), respectively, of the Seed Money Assets on the Seed Money Reference Date. Buyer may elect to withdraw Seed Money Assets up to such amount by notice to Seller given not more than ten (10) Business Days after the respective notice from Seller. If Buyer so elects, the withdrawal shall be effected one (1) month after the Seed Money Reference Date.
Section 8.24    Divisions.
(a)    In the event that, at any time following the Closing, Buyer or its Affiliates (including the Acquired Companies) desire to effect a Division with respect to the business of any Acquired Company that is the subject of any of the Intercompany Guarantees, Buyer shall, and shall cause its Affiliates (including the Acquired Companies) to, use reasonable best efforts to cause such business to no longer be subject to any of the Intercompany Guarantees, including by incorporating the release of such Intercompany Guarantees with respect to such business into any Plan of Division presented by Buyer and its Affiliates to a Governmental Authority and obtaining any required Governmental Approvals with respect thereto; provided, that if the Plan of Division is rejected by the applicable Governmental Authority for reasons attributable to the inclusion of such release in the Plan of Division or if the applicable Governmental Authority requires as a condition to obtaining such release any payment to policyholders or other third parties, then Buyer shall provide Seller with prompt notice of such rejection or condition and Buyer shall have no obligation to include such release in any subsequent or revised Plan of Division or take any further action in pursuit of such release or accept such condition unless Seller agrees in writing within ten (10) Business Days after receipt of such notice to reimburse Buyer for all out-of-pocket costs and expenses required in connection therewith. Buyer and Seller shall, and shall cause their respective Affiliates (including, in the case of Buyer, the Acquired Companies), to cooperate in furtherance of the matters referred to in the preceding sentence.
(b)    Subject to Section 8.24(a), Seller shall, and shall cause its Affiliates to, at the request of Buyer use reasonable best efforts to cooperate with Buyer in and assist Buyer in, (A) following the date hereof, developing a Plan of Division to effect one or more Divisions with respect to the business of HLIC and ILA that is the subject of any of the Prior Disposition Agreements set forth in item (a), (b) or (i) of Schedule 1.01(h) and (B) effectuating such Plan of Division following the Closing Date; provided, that (i) neither Seller nor any of its Affiliates shall be required to agree to maintain the applicable Intercompany Guarantee or otherwise cause such Intercompany Guarantee to remain in force following the consummation of any Division contemplated by this paragraph and (ii) in no event shall a Plan of Division with respect to any such Division be presented to, or filed with, any Governmental Authority prior to the Closing. Buyer and the Acquired Companies shall be responsible for their own costs and expenses and shall reimburse Seller and its Affiliates for any of their out-of-pockets expenses to the extent related to a Division under this Section 8.24(b). Seller and Buyer acknowledge and agree that Seller and its Affiliates intend to pursue a division transaction regarding business unrelated to the Business prior to allocating significant resources to the filings for the Divisions contemplated by this Section 8.24(b); provided that the foregoing restriction shall only apply if the Seller and its Affiliates are diligently pursuing such unrelated division transaction.
Section 8.25    HVIT Funds Platform. If the mutual funds identified on Schedule 8.25 (the “HVIT Funds Platform”) have not been dissolved, liquidated or otherwise terminated prior to the Closing, then upon the request of Seller, Buyer shall, and shall cause the Acquired Companies to, cooperate with Seller and its Affiliates in good faith to enter into any agreements reasonably necessary to consummate the winding up of the HVIT Funds Platform; provided, that Seller shall indemnify Buyer and the Acquired Companies under Section 13.01(a)(iii) for all Losses that may be suffered or incurred by Buyer or any of the Acquired Companies to the extent relating to the dissolution, liquidation, termination or winding up of HVIT Funds Platform.
Section 8.26    The Hartford International Asset Management Company Limited. If The Hartford International Asset Management Company Limited and its funds have not been dissolved, liquidated or otherwise terminated prior to the Closing, then upon the request of Seller, Buyer shall, and shall cause the Acquired Companies to, cooperate with Seller and its Affiliates in good faith to enter into any agreements and take such other actions as are reasonably necessary to consummate the winding up of The Hartford International Asset Management Company Limited and its funds; provided, that Seller shall indemnify Buyer and the Acquired Companies under Section 13.01(a)(iii) for all Losses that may be suffered or incurred by Buyer or any of the Acquired Companies (as applicable) to the extent relating to the dissolution, liquidation, termination or winding up of The Hartford International Asset Management Company, or any failure to accomplish such dissolution, liquidation, termination or winding up, including breach of any Laws of Ireland, or any failure to obtain approval under such Laws in anticipation of such dissolution, liquidation, termination or winding up being completed prior to the Closing.
Section 8.27    Investment, Hedging and Risk Management Practices and Strategies. Between the date hereof and the Closing, Seller shall, and shall cause its respective Affiliates to, reasonably consider in good faith any changes to any of the Acquired Companies’ investment, hedging and risk management practices and strategies proposed by Buyer; provided, that Seller shall not be required to implement or cause any of its Affiliates to implement any such changes proposed by Buyer. Seller shall provide Buyer with written reports regarding the Acquired Companies’ investment, hedging and risk management practices and strategies that have been regularly prepared by the Acquired Companies and provided to management of the Acquired Companies, and, no more frequently than twice per month at Buyer’s request, Seller will make reasonably available the appropriate representatives of Seller and its Affiliates to participate in a telephonic meeting at such time as the parties may mutually agree to review any such reports with representatives of Buyer.
Section 8.28    529 Plan Management Agreements. With respect to each agreement set forth on Schedule 8.28 (collectively, the “529 Plan Management Agreements”) that, prior to the Closing, is not assigned to an Affiliate of Seller (other than an Acquired Company) or replaced with a new agreement with an Affiliate of Seller (other than an Acquired Company) and to which new agreement HLIC is not a party (each, an “Unassigned 529 Plan Management Agreement”), Buyer shall, and shall cause HLIC to, (a) use reasonable best efforts to maintain in full force and effect such Unassigned 529 Plan Management Agreements and (b) refrain from terminating, amending or modifying, waiving, releasing or assigning any rights under any such Unassigned 529 Plan Management Agreement without Seller’s prior written consent; provided, that Seller shall be responsible for all costs and expenses incurred by Buyer and its Affiliates (including the Acquired Companies) related to the actions described in clauses (a) and (b). Seller and Buyer shall cooperate with each other to cause each such Unassigned 529 Plan Management Agreement to be assigned to an Affiliate of Seller (other than the Acquired Companies) or to be replaced with new agreements with an Affiliate of Seller (other than the Acquired Companies) and to which HLIC is not a party as soon as reasonably practicable following the Closing; provided, that Seller shall bear all parties’ costs and expenses related to such cooperation. Following the Closing, with respect to each Unassigned 529 Plan Management Agreement, until such Unassigned 529 Plan Management Agreement is assigned to an Affiliate of Seller (other than the Acquired Companies) or terminated, the parties shall cooperate with each other to maintain an arrangement under which (i) Seller and its Affiliates (other than an Acquired Company) shall obtain the benefits, assume the obligations, make all payments and otherwise bear the economic burdens associated with such Unassigned 529 Plan Management Agreement, (ii) Buyer shall, and shall cause HLIC to, enforce for the benefit (and at the expense) of Seller and its applicable Affiliates any and all of HLIC’s rights under such Unassigned 529 Plan Management Agreement and (iii) Buyer shall, and shall cause HLIC to, pay to Seller or its applicable Affiliate when received all monies received by HLIC in connection with such Unassigned 529 Plan Management Agreement; provided, that Seller shall be responsible for all costs and expenses incurred by Buyer and its Affiliates (including the Acquired Companies) related to the actions described in clauses (i), (ii) and (iii).
Section 8.29    Closing Date Surplus Note. In the event that the Connecticut Insurance Department indicates that it will not approve the Extraordinary Dividend in an amount equal to the Specified Pre-Closing Dividend Amount without an increase in HLIC’s surplus by the amount of the Surplus Shortfall, HLIC will issue to Seller on the Closing Date (but before the Closing) the Closing Date Surplus Note in exchange for a cash purchase price, payable by Seller, equal to the principal amount of the Closing Date Surplus Note. The Closing Date Surplus Note, if any, shall have the terms mutually agreed to by the Buyer and Seller at the time of issuance. Buyer shall, and shall cause HLIC to, take all actions necessary for HLIC to redeem and repay in full the Closing Date Surplus Note effective immediately following the “Closing” (as defined in the Specified Third-Party Reinsurance Binder), by wire transfer of immediately available funds to the account designated by Seller pursuant to Section 2.05 of an amount equal to the principal amount of the Closing Date Surplus Note. Upon such payment, Seller shall cancel and surrender the Closing Date Surplus Note to HLIC and cooperate with HLIC to effect the cancellation of such Closing Date Surplus Note immediately following such payment.
ARTICLE IX
EMPLOYEE MATTERS
Section 9.01    Employee Matters.
(a)    Comparable Position.
(i)    On or prior to the Employment Offer Date, or, if later, within thirty (30) days of the date Seller reports to Buyer that an individual has become a Business Employee (but not later than five (5) days prior to the Closing Date), Buyer shall extend or shall cause one of its Affiliates to extend to each Business Employee a written offer of employment, effective as of the Closing Date (or such later date as is set forth below with respect to those Business Employees employed by Seller or any of its Affiliates who are Inactive Business Employees), that constitutes a Comparable Position with Buyer or its Affiliates (including, following the Closing Date, the Acquired Companies) (an “Offer of Employment”). Reasonably prior to each date by which Buyer must make, or cause to be made, an Offer of Employment, Buyer and Seller shall cooperate to share information about the duties and responsibilities of each Business Employee prior to, and as proposed with respect to employment with Buyer or its Affiliates (including the Acquired Companies) following, the Closing Date. Buyer shall provide Seller with a reasonable opportunity to review and comment on each general form of Offer of Employment and a list of the Business Employees to receive such Offer of Employment, which list shall set forth the title, duties and responsibilities, compensation (including base salary, commission opportunity, target bonus and long-term incentive compensation opportunity, in each case, only to the extent applicable) and principal place of employment each such Business Employee will have with Buyer or its Affiliates (including an Acquired Company) following the Business Employee’s Effective Hire Date. Such list shall be subject to Seller’s reasonable approval, which approval shall constitute Seller’s judgment that each such proposed Offer of Employment would constitute an offer of a Comparable Position, and Seller and Buyer shall reasonably cooperate to resolve any disagreement with respect thereto. The Offer of Employment may include work product assignment, confidentiality, non-disclosure and non-solicitation provisions substantially similar to such provisions applicable to employment with Seller and its Affiliates.
(ii)    Except as set forth below with respect to Inactive Business Employees, the employment relationship of each Business Employee with Seller or its applicable Affiliate shall terminate effective as of 11:59 p.m., New York City time, on the Closing Date. Each Business Employee who actually commences employment with Buyer or one of its Affiliates (including an Acquired Company) and performs work at his or her then applicable place of employment on the first (1st) Business Day following the Closing Date on which such Business Employee is scheduled, expected or permitted to work (taking into account authorized or legally permitted time off or leave) shall be deemed to have accepted Buyer’s Offer of Employment and shall be considered and referred to as a “Transferred Employee” of Buyer or Buyer’s Affiliates (including the Acquired Companies) as of 12:00:01 a.m., New York City time, on the first (1st) day immediately following the Closing Date (which shall be the “Effective Hire Date” for all Business Employees other than Inactive Business Employees) for all purposes of this Agreement. For the avoidance of doubt, Buyer or Buyer’s Affiliates (including the Acquired Companies) shall have no responsibility for or obligation to any Business Employee who does not become a Transferred Employee pursuant to this Section; provided, that Buyer has complied, and as applicable has caused Buyer’s Affiliates (including the Acquired Companies) to comply, with this Section 9.01(a), Section 9.01(b) and Section 9.01(d).
(iii)    Inactive Business Employees shall remain employed by Seller or Seller’s Affiliate, as the case may be, until the earlier of the date the Inactive Business Employee becomes a Transferred Employee or the expiration of the Inactive Business Employee’s leave under Seller’s or such applicable Affiliate’s policies. An Inactive Business Employee shall only become a Transferred Employee of Buyer or Buyer’s Affiliates (including the Acquired Companies) if the Inactive Business Employee performs work at Buyer or any Affiliate (including any Acquired Company) on the first (1st) Business Day on which such Inactive Business Employee is scheduled, expected or permitted to work (taking into account authorized or legally permitted time off or leave) following the Inactive Business Employee’s release to return to work from the leave, which first such date shall be the Effective Hire Date for such Inactive Business Employee.
(iv)    Not less than five (5) Business Days prior to the Closing, Seller shall (A) update Section 5.14(a) of the Seller Disclosure Schedule to add any individuals who become Business Employees after the date hereof and remove any individuals who have ceased to be Business Employees after the date hereof (in each case in compliance with Section 7.01(a)(ii)) and (B) deliver such updated list of Business Employees to Buyer.
(b)    Employee Communications. During the period from the date hereof through the Closing Date, Buyer and Seller shall reasonably cooperate to communicate to the Business Employees the details of the proposed terms and conditions of their employment after the Closing Date with Buyer or its designated Affiliates (including an Acquired Company). All communications between Buyer or its Affiliates and the Business Employees shall be subject to Seller’s reasonable prior approval (which approval shall not be unreasonably conditioned, withheld or delayed) and Seller and its Affiliates shall not purport to communicate with Business Employees on behalf of Buyer and its Affiliates or communicate with its employees regarding the transactions contemplated by this Agreement in a manner that could reasonably be expected to have the effect of binding Buyer, its Affiliates or the Acquired Companies.
(c)    Maintenance of Terms; WARN Act. From a Transferred Employee’s Effective Hire Date through the first (1st) anniversary of the Closing Date or such earlier date on which such Transferred Employee’s employment with Buyer and its Affiliates terminates, Buyer shall, or shall cause its Affiliates to, provide such Transferred Employee with terms and conditions of employment that constitute a Comparable Position. On or before the Closing Date, Seller shall inform Buyer of any layoffs of Business Employees (if any) that occurred during the ninety (90) day period ending on the Closing Date. On and during the ninety (90) days following the Closing Date, Buyer shall not, and shall ensure that its Affiliates do not, take, cause or permit any act or omission that would or reasonably could constitute a “plant closing,” “mass layoff” or similar event under the WARN Act with respect to any Transferred Employees. Thereafter, Buyer shall, and shall cause its applicable Affiliates to, comply with the WARN Act so as to avoid any liability thereunder for Seller or its Affiliates with respect to any Transferred Employee.
(d)    Work Permits. Buyer shall take, or cause its Affiliates to take, all reasonably necessary steps to sponsor, or transfer sponsorship of, the work permits for all Business Employees who are foreign nationals listed in Schedule 9.01(d), and shall so sponsor, or cause its Affiliates to so sponsor, such foreign national Business Employees on and after the Closing. Seller shall cooperate as reasonably necessary to effect Buyer’s or its Affiliates’ sponsorship or transfer of sponsorship of all such foreign national Business Employees. Business Employees who have not obtained the necessary authorization to work for Buyer and its Affiliates in the United States as of the Closing shall not become Transferred Employees until such time (within twelve (12) months after the Closing) as they are permitted to work for Buyer and its Affiliates under applicable Law, at which time they shall become Transferred Employees.
(e)    Employee Benefits. Buyer and its Affiliates shall establish benefit plans that waive any waiting period, probationary period, pre-existing condition exclusion, evidence of insurability requirement, or similar condition with respect to initial participation under any plan, program, or arrangement established, maintained, or contributed to by Buyer or any of its Affiliates under which the Transferred Employees, as applicable, may participate in respect of health insurance, life insurance, or disability benefits with respect to each Transferred Employee who has, prior to the Effective Hire Date, satisfied, under Seller’s or its Affiliates’ comparable plans (including the Acquired Companies), the comparable eligibility, insurability or other requirements referred to in this sentence. Buyer and its Affiliates (including the Acquired Companies) shall establish benefit plans that recognize the dollar amount of all co-insurance, deductibles and similar expenses incurred by each Transferred Employee (and his or her eligible dependents) during the calendar year in which the Effective Hire Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which each Transferred Employee will be eligible to participate from and after the Effective Hire Date, subject to such Transferred Employee’s provision of relevant information or documentation confirming the amount of such co-insurance, deductibles and similar expenses. Each Transferred Employee shall, for purposes of determining such Transferred Employee’s (i) eligibility to participate in, (ii) vesting and (iii) solely for purposes of calculating the benefit accrual for paid time off, severance and disability benefits, be credited under all employee benefit plans, programs and arrangements of Buyer and its Affiliates with the service of such Transferred Employee with Seller or its Affiliates up to the Effective Hire Date, to the same extent as if such Transferred Employee had performed such service for Buyer or any of its Affiliates (including any Acquired Companies) but only to the extent that such credit does not result in a duplication of benefits. In addition to the foregoing, Buyer shall, or shall cause one or more of its Affiliates to:
(i)    adopt a severance plan or policy for the benefit of Transferred Employees on and after the Closing Date, the terms of which shall provide that from the Closing Date to the first (1st) anniversary of the Closing Date (or if later, the Effective Hire Date), Transferred Employees whose employment with Buyer or any of its Affiliates terminates will be eligible to receive the severance payments and benefits to which the Transferred Employee would have been entitled under the applicable Seller Severance Plan covering the Transferred Employee immediately prior to the Closing Date, taking into account the Transferred Employee’s length of service with Seller and its Affiliates as provided in this Section 9.01(e) in addition to service with Buyer and its Affiliates, subject in the discretion of Buyer to such Transferred Employee’s general release of claims and such other terms and conditions as provided under such severance plan or policy which shall be not be more restrictive than those provided in the applicable Seller Severance Plan immediately prior to the date hereof;
(ii)    cause the defined contribution plan(s) maintained by Buyer or its Affiliates to accept a direct rollover of the account (including earnings thereon through the date of transfer and any promissory note evidencing an outstanding loan) of any Transferred Employee in the investment and savings plan of Seller or Seller’s Affiliate or any other Tax-qualified retirement plan of Seller or Seller’s Affiliate, that a Transferred Employee elects to make as a direct rollover, and, to the extent necessary, amend such defined contribution plan(s) prior to the Closing in order to carry out the intent of this Section 9.01(e)(ii);
(iii)    cause the flexible spending account(s) maintained by Buyer or Buyer’s Affiliates to accept a transfer of the account(s) of any Transferred Employee under a health or dependent care flexible spending account maintained by Seller or Seller’s Affiliate (each, a “Seller FSA”) and in doing so (A) effectuate the election of any such Transferred Employee as in effect under the applicable Seller FSA immediately prior to the Closing and (B) assume responsibility for administering and paying under the applicable plans of Buyer or Buyer’s Affiliate all eligible reimbursement claims of the Transferred Employees incurred in the calendar year in which the Closing Date occurs and submitted for payment on or after the Closing Date, whether such claims arose before, on or after the Closing Date. As soon as practicable following the Closing Date, Seller or Seller’s Affiliate shall cause to be transferred to Buyer an amount in cash equal to (I) the sum of all contributions to any Seller FSA made with respect to the calendar year in which the Closing occurs prior to the Closing Date by or on behalf of the Transferred Employees, reduced by (II) the sum of all claims incurred by the Transferred Employees during the calendar year in which the Closing Date occurs and submitted for payment prior to the Closing Date under any Seller FSA;
(iv)    provide each Transferred Employee with paid (or, in the event Seller or its Affiliates is required to pay to such Transferred Employee compensation in respect of accrued and unused time off in compliance with applicable Law of the jurisdiction of the Transferred Employee’s principal work location, unpaid) time off in an amount equal to the unused paid time off accrued by such Transferred Employee under an Employee Benefit Plan as of immediately prior to such Transferred Employee’s Effective Hire Date;
(v)    from the Closing Date through the first (1st) anniversary of the Closing Date, provide Transferred Employees with  the vacation and paid time off accrual rate and maximum accrual the Transferred Employee would have been eligible to receive under the applicable plan, policy or agreement of Seller or its Affiliates covering the Transferred Employee immediately prior to the Effective Hire Date; provided, that such vacation and paid time off accrual rate and maximum accrual shall not be decreased as a result of the obligation set forth in Section 9.01(e)(iv); and
(vi)    reimburse Transferred Employees for education courses for which such Transferred Employees registered prior to the Effective Hire Date; provided, that Transferred Employees have not already been reimbursed therefor, to the extent that Seller’s or its Affiliates’ policies would provide for such reimbursement if such Transferred Employees had continued to be employed by Seller or its Affiliate.
(f)    Annual Incentive Bonus. Seller shall, or shall cause one or more of its Affiliates to, pay a bonus for the 2017 year under the Seller Annual Incentive Plan to Transferred Employees who were covered under that plan immediately prior to the Closing and who (i) continue to be employed by Buyer or its Affiliates as of March 15, 2018, or (ii) whose employment with Buyer or its Affiliates (including any Acquired Company) is involuntarily terminated (other than for cause) prior to March 15, 2018. The amount to be so paid by Seller or its Affiliates to all such Transferred Employees (the “2017 Bonus Pool”) shall be an amount equal to (A) a bonus funding factor, as determined by Seller or its Affiliates in good faith taking into account the performance of the Business and other factors comparable to those taken into account by Seller or its Affiliates in determining bonuses under the Seller Annual Incentive Plan for participants in other businesses, multiplied by (B) the sum of the target bonuses applicable to the Transferred Employees under the Seller Annual Incentive Plan, based on such Transferred Employees’ tier and pay immediately prior to the Closing. Seller shall, or shall cause one or more of its Affiliates to, pay bonuses to Business Employees for the 2017 year under Seller’s Annual Incentive Plan in accordance with its normal practices and Seller or its Affiliates shall distribute such bonus pool in their discretion among eligible Business Employees. Buyer or its Affiliates (including any Acquired Company) shall provide an incentive bonus to each Business Employee (including each Inactive Business Employee) who becomes a Transferred Employee covering the entire 2018 calendar year, on such terms (including performance goals) as it shall determine in its discretion consistent with Section 9.01(a).
(g)    Long-Term Incentive Compensation. Without limiting Buyer’s obligations under Section 9.01(a), to the extent that any Business Employee (including any Inactive Business Employee) is eligible to participate in the Seller Long-Term Incentive Plan immediately prior to the Closing Date, (i) if the Closing Date is on or before the date on which Seller or its Affiliate, as applicable, grants awards under the Seller Long-Term Incentive Plan, in the ordinary course, with respect to the performance period beginning in 2018, Buyer shall, or shall cause one or more of its Affiliates to, implement an incentive plan or arrangement that provides each Business Employee who becomes a Transferred Employee with a long-term incentive award, the value of which is substantially comparable to that provided (or that which would have been provided for the performance period beginning in 2018) under the Seller Long-Term Incentive Plan immediately prior to the Closing Date (but without regard to the form of award under Seller’s Long Term Incentive Plan) and (ii) if the Closing Date is after such date, Seller shall, or shall cause one or more of its Affiliates to, grant awards for the performance period beginning in 2018 under the Seller Long-Term Incentive Plan to such Business Employees. Buyer shall replace any award to a Transferred Employee under the Seller Long-Term Incentive Plan that will be forfeited by such Transferred Employee solely as a result of the transactions contemplated by this Agreement with an award of economically equivalent value and with the same vesting schedule as such forfeited award (but without regard to the form of the forfeited award) where such grant of any such new award would not, in the reasonable belief of Buyer result in the imposition of any additional taxes by reason of the application of Section 409A of the Code.
(h)    Cooperation. Buyer and Seller shall cooperate, and cause their respective Affiliates to cooperate, as appropriate to carry out the provisions of this Section 9.01.
(i)    Milestone Employees. Following the Closing Date, Buyer and Seller shall cooperate, and cause their respective Affiliates (with respect to Buyer, including the Acquired Companies) to cooperate, as appropriate, to share information with respect to the employment status of any Milestone Employee through and including a date specified by Seller or its Affiliates. Without limiting the generality of the foregoing, Buyer agrees to provide Seller with a contact person at Buyer or its Affiliates (including the Acquired Companies) who shall confirm upon Seller’s request the employment status of any Milestone Employee as of a particular date.
(j)    No Amendment of Plans; No Other Non-Party Rights. Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement is intended to, or does, constitute the establishment or adoption of, or amendment to, any employee benefit plan (within the meaning of Section 3(3) of, or subject to, ERISA), and no Person participating in any such employee benefit plan maintained by either Seller or its Affiliates or Buyer or its Affiliates, or any beneficiary thereof, shall have any claim or cause of action, under ERISA or otherwise, in respect of any provision of this Agreement as it relates to any such employee benefit plan or otherwise. Without limiting the foregoing or Section 14.08 in any way, nothing in this Agreement, express or implied, is intended to or shall confer upon any current, former or future Business Employee or Transferred Employee or any of their beneficiaries or dependents any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including any right to any compensation, benefits or other terms and conditions of employment from, or to continued employment for any period with, any of Seller, Buyer or any of their respective Affiliates, or otherwise changes the at-will nature of employment.
ARTICLE X
TAX MATTERS
Section 10.01    Liability for Taxes.
(a)    Seller shall be liable for and pay, and shall indemnify and hold harmless the Buyer Indemnified Parties from and against, (i) Taxes imposed on the Acquired Companies as a result of the Acquired Companies having been a member of Seller’s Group prior to the Closing Date (including, for the avoidance of doubt, any liability under Treasury Regulation Section 1.1502-6 and similar provisions of state, local or non-U.S. Law, and liability as a successor or transferee), (ii) income and premium Taxes imposed on the Acquired Companies for any Pre-Accounts Date Taxable Periods and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Accounts Date, (iii) Taxes in excess of the Deemed Tax Liability imposed on the Acquired Companies or for which the Acquired Companies may otherwise be liable for any Post-Accounts Date Taxable Period (or portion thereof) ending on or before the Closing Date, and, with respect to any Straddle Period, the portion of such Straddle Period beginning on the day after the Accounts Date and ending on the earlier of the end of such period and the Closing Date, (iv) Taxes that arise from or are attributable to any breach of any covenant under Article X and any inaccuracy in or breach of representation or warranty made in Section 5.23(d), (e), (f), (g) or (k), (v) any Tax imposed on the Acquired Companies under Treasury Regulations Section 1.367(b)-3 or otherwise as a result of the dissolution, liquidation, termination or winding up of the Hartford International Asset Management Company Limited occurring after the Closing Date as described in Section 8.27(a), (vi) any Tax imposed on the Acquired Companies to the extent relating to the dissolution, liquidation, termination or winding up of the HVIT Funds Platform pursuant to the provisions of Section 8.26, and (vii) any Tax imposed on the Acquired Companies to the extent relating to actions required in connection with the closure of HLIC’s Canadian branch; provided, that Seller shall not be liable for or pay, and shall not indemnify Buyer from and against, (A) any Taxes that result from any actual or deemed election under Sections 336(e) or 338 of the Code or any similar provisions of state, local or foreign Law as a result of the purchase of the Shares or the deemed purchase of the Capital Stock of any other Acquired Company or that result from Buyer, any Affiliate of Buyer or (after the Closing Date) the Acquired Companies engaging in any activity or transaction that would cause the transactions contemplated by this Agreement to be treated as a purchase or sale of assets of the Acquired Companies for foreign, federal, state, local or other Tax purposes in each case, other than the Section 338(h)(10) Elections, (B) any Taxes for which Buyer is liable under Section 10.01(b) and (C) any Taxes to the extent taken into account as a Liability or reserve for Taxes in preparing the GAAP Financial Statements as of the Accounts Date that do not constitute a Deemed Tax Liability (Taxes described in clauses (A) and (C) of this proviso, “Excluded Taxes”). Seller shall be entitled to any refund of (or credit for) Taxes allocable to any Pre-Accounts Date Taxable Periods and, with respect to any Straddle Period, the portion of such Straddle Period ending on the day before the Accounts Date except in respect of any refund shown as a current asset on the GAAP Financial Statements as of the Accounts Date or in respect of any carry back from a taxable period beginning after the Closing Date to a Pre-Accounts Date Taxable Period. Any such refunds received by Buyer or its Affiliates shall be promptly, and in any event within thirty (30) days of the receipt of such refund, paid over to Seller (less out-of-pocket expenses incurred in connection with obtaining such refund and less any Taxes incurred in connection with the receipt of such refund). To the extent it is within its reasonable control, Buyer shall and shall cause its Affiliates to take reasonable steps to secure any such refund or credit that would be available.
(b)    Buyer shall, without duplication of amounts paid by the Acquired Companies under Section 10.05(b), be liable for and pay, and shall indemnify and hold harmless the Seller Indemnified Parties from and against, any Losses with respect to (i) Taxes to the extent taken into account in the Deemed Tax Liability calculated for any Post-Accounts Date Taxable Period (or portion thereof) ending on or before the Closing Date, and, with respect to any Straddle Period, the portion of such Straddle Period beginning on the day after the Accounts Date and ending on and including the Closing Date, (ii) any breach or failure of Buyer to perform any of its covenants or obligations contained in this Article X, (iii) Taxes imposed or required to be paid by a Seller Indemnified Party with respect to a Taxable Period of any Acquired Company ending on or before the Closing Date arising as a result of actions taken by any Acquired Company after the Closing Date unless otherwise permitted under this Agreement, and (iv) Excluded Taxes. Buyer shall be entitled to any refund of (or credit for) Taxes for which Buyer is liable under Section 10.01 or that arises because of a Tax or carry back allocable to any Post-Accounts Date Taxable Periods and, with respect to any Straddle Period, the portion of such Straddle Period starting on the Accounts Date.
(c)    For purposes of Section 10.01(a) and Section 10.01(b), whenever it is necessary to determine the liability for Taxes of the Acquired Companies for a partial period (including a Straddle Period), the determination of the Taxes of the Acquired Companies for the portion of the period ending on and including, and the portion of the period beginning after, the Accounts Date shall be determined by assuming that the period consisted of two (2) Taxable years or periods, one which ended at the close of the Accounts Date and, for income tax purposes (and purposes of any other tax that is based on income), the other which began at the beginning of the day after the Accounts Date, and items of income, gain, deduction, loss or credit of the Acquired Companies for the period shall be allocated between such two (2) Taxable years or periods on a “closing of the books basis” by assuming that the books of the Acquired Companies were closed at the close of the Accounts Date (which, for the avoidance of doubt, shall be treated as the end of a Taxable year or period for this purpose); provided, that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, and all other allocations for Taxes other than either income Taxes or Taxes that are based on income (including premium taxes), shall be apportioned between such two (2) Taxable years or periods on a daily basis based on the relative number of days in each such two (2) Taxable years or periods.
(d)    Notwithstanding anything herein to the contrary, Buyer and Seller each shall pay fifty percent (50%) of any real property transfer or real property gains Tax, transfer Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax imposed on the transactions contemplated by this Agreement other than the Seller’s Transactions.
(e)    In the event that, as a result of an IRS adjustment (following exhaustion of administrative appeals), the Acquired Companies are required to treat any Reinsurance Tax Items as (i) occurring on or prior to the Closing Date or (ii) as a “built-in loss,” in each case, for purposes of Section 382 of the Code, Seller shall be liable for and pay, and shall indemnify and hold harmless the Buyer Indemnified Parties from and against any increase in federal income Tax payable by the Acquired Companies to the extent arising from adjustments in respect of such Reinsurance Tax Items (“Reinsurance Tax Damages”). Reinsurance Tax Damages shall be determined on a with and without basis with respect to the transactions contemplated by the Specified Third-Party Reinsurance Agreements, and shall be calculated on a present-value basis consistent with the definition of After-Tax Basis. Notwithstanding anything to the contrary herein, in no event shall Seller’s liability for Reinsurance Tax Damages under this Agreement exceed an amount equal to the excess of (A) the Buyer Agreed Cap over (B) the Final Reinsurance Attribute Allowance, as finally determined. For the avoidance of doubt, if the Specified Third-Party Reinsurance Agreements are not executed, Seller shall have no liability under this Section 10.01(e), and this Section 10.01(e) shall have no further force or effect.
Section 10.02    Tax Returns.
(a)    (%4) Seller shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) (A) all Tax Returns that are required to be filed by or with respect to an Acquired Company on a combined, consolidated or unitary basis with Seller or any Affiliate thereof (other than HLI or any Subsidiary) and (B) all other Tax Returns that are required to be filed by or with respect to an Acquired Company (taking into account all extensions properly obtained) on or prior to the Closing Date. Seller shall remit or cause to be remitted any Taxes due in respect of the Tax Returns described in clause (A), and the Acquired Company legally responsible for filing a Tax Return described in clause (B) shall remit any Taxes due in respect of such Tax Returns or reimburse Seller for amounts paid on its behalf (without duplication of amounts paid as a Deemed Tax Liability). Buyer shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to HLI or any Subsidiary after the Closing Date that relate to a period beginning before the Closing Date and Buyer shall remit or cause to be remitted any Taxes due in respect of such Tax Returns.
(i)    All Tax Returns that Buyer is required to file or cause to be filed in accordance with this Section 10.02(a)(ii) or Seller is required to file or cause to be filed in accordance with Section 10.02(a)(i) (but only to the extent related to the Acquired Companies) that relate to any Taxable year or period beginning before the Closing Date shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods adopted in preparing and filing similar Tax Returns in prior periods, except as required by applicable Law as reasonably determined by Buyer with respect to the Tax Returns that it will be filing or caused to be filed or Seller with respect to the Tax Returns that it will be filing or cause to be filed, acting in good faith. With respect to any such Tax Return to be filed by Buyer, not less than thirty (30) days prior to the due date for such Tax Return, taking into account extensions (or, if such due date is within thirty (30) days following the Closing Date, as promptly as practicable following the Closing Date), Buyer shall provide Seller with a draft copy of such Tax Return for Seller’s approval (which approval shall not be unreasonably conditioned, withheld or delayed). If such draft reflects a preparation not in conformity with past practice because Buyer has determined in good faith that such past practice is not permitted by applicable Law, the parties shall negotiate in good faith to resolve any disagreement. If the parties cannot resolve such disagreement, the parties shall submit the matter to an independent third party reasonably acceptable to both parties, shall file such returns in accordance with the decision of such third party and shall each bear one-half of any associated costs (such procedures, the “Tax Dispute Mechanism”).
(ii)    With respect to any premium and any other material Tax Return that Seller is required to file or cause to be filed in accordance with Section 10.02(a)(i) (other than the federal consolidated income Tax Return that includes Seller) that reflects a Tax for which Buyer could be liable under Section 10.01(b)(i), not less than thirty (30) days prior to the due date for such Tax Return, taking into account extensions (or, if such due date is within thirty (30) days following the Closing Date, as promptly as practicable following the Closing Date), Seller shall provide Buyer, for Buyer’s approval (which approval shall not be unreasonably conditioned, withheld or delayed), a copy of such Tax Return (or portion thereof relevant solely to the Acquired Companies) prepared in accordance with past practice of Seller, its Affiliates and the Acquired Companies. Any disagreements regarding such Tax Return shall be resolved pursuant to the Tax Dispute Mechanism, and Seller shall file or cause to be filed such Tax Return as finally agreed to by the parties.
(iii)    At least sixty (60) days prior to the due date (including extensions) of any federal consolidated income Tax Return that includes Seller and that is prepared with respect to Taxable years beginning on or after the Accounts Date and on or prior to the Closing Date, the Acquired Companies shall prepare and deliver to Seller a pro forma copy of such Tax Return prepared solely with respect to the Acquired Companies, and a separate calculation illustrating the calculation of the Deemed Tax Liability in respect of federal income Taxes for the period covered by such Tax Return. Such pro forma Tax Return shall be prepared in a manner consistent with past practices of Seller, its Affiliates and the Acquired Companies, other than with respect to the calculation of the Deemed Tax Liability. Any disagreements regarding such pro forma Tax Returns and the associated calculation of Deemed Tax Liability shall be resolved pursuant to the Tax Dispute Mechanism. Seller shall file or cause to be filed any federal consolidated income Tax Returns governed by this Section 10.02(a)(iv) in accordance with the relevant pro forma Tax Returns as finally agreed, to the extent related to the Acquired Companies.
(iv)    At least sixty (60) days prior to the due date (including extensions) of the federal consolidated income Tax Return of the Acquired Companies for the taxable year or period that includes the “Closing” (as defined in the Specified Third-Party Reinsurance Binder), the Acquired Companies shall deliver a draft of the Final Reinsurance Terms Schedule setting forth the actual aggregate amounts described therein with respect to the Specified Third-Party Reinsurance Agreements along with any information reasonably requested by Seller in reviewing the Final Reinsurance Terms Schedule. Any disagreements regarding the Final Reinsurance Terms Schedule shall be resolved pursuant to the Tax Dispute Mechanism, and such schedule, as finally resolved, shall constitute the Final Reinsurance Terms Schedule. If the Specified Third-Party Reinsurance Agreements are not consummated, the Acquired Companies shall have no obligation to deliver the Final Reinsurance Terms Schedule.
(b)    None of Buyer or any Affiliate of Buyer, except as required by applicable Law as reasonably determined by Buyer acting in good faith, shall (or shall cause or permit any Acquired Company to) make or change any Tax election, amend, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return, or file any Tax Return for the first time in a jurisdiction not previously filed in, or of a type not previously filed, in each case, relating in whole or in part to HLI or any Subsidiary with respect to any Taxable year or period beginning before the Closing Date without the prior written consent of Seller, or take any other action that would increase any Tax Liability or reduce any Tax benefit in respect of any Taxable year or period beginning before the Closing Date. If Buyer determines that it is required by applicable Law to take any such actions, Buyer shall provide Seller prior notice of such determination. Unless required by applicable Law or specifically permitted under this Agreement, neither Seller nor any Affiliate of Seller shall amend any Tax Return relating in whole or in part to HLI or any Subsidiary in a manner that could reasonably be expected to increase the Tax liability or Deemed Tax Liability of HLI or any Subsidiary for any Post-Accounts Date Taxable Period or take any other action that would increase any Tax Liability or Deemed Tax Liability or reduce any Tax benefit of HLI or any Subsidiary in respect of any Post-Accounts Date Taxable Period without the prior written consent of Buyer. If Seller determines that it is required by applicable Law to amend any such Tax Return, Seller shall provide Buyer prior notice of such determination. Any resulting disagreement between Buyer and Seller shall be resolved through the Tax Dispute Mechanism. To the extent permitted by applicable Law, Buyer shall cause any Acquired Company to relinquish any carry back of any net operating loss, or any other attribute to any Taxable year or period (or portion thereof) ending prior to the Closing Date.
(c)    Each of Seller and Buyer shall reimburse the other within 10 days of demand therefor for any Taxes for which it is liable under Section 10.01(a) or (b) (as the case may be) but which are remitted with a Tax Return required to be filed by the other party or its Affiliates under this Section 10.02.
Section 10.03    Contest Provisions. Buyer shall promptly notify Seller in writing upon receipt by Buyer, any of its Affiliates or the Acquired Companies of notice of any pending or threatened federal, state, local or foreign Tax audits, examinations or assessments which might affect the Tax Liabilities for which Seller may be liable pursuant to Section 10.01(a) or Section 10.01(e). Seller shall have the right to represent each Acquired Company’s interests in any Tax audit or administrative or court proceeding relating to Taxable periods ending on or before the Closing Date or otherwise relating to Taxes for which Seller may be liable pursuant to Section 10.01(a) or Section 10.01(e), and to employ counsel of its choice at its expense; provided, that Buyer shall have the right to participate in any such proceeding with respect to Taxes imposed solely on the Acquired Companies that are not imposed or calculated on a combined, consolidated or unitary basis with Seller or any Affiliate of Seller; and provided, further, that neither Seller nor any of its Affiliates may settle any such Tax claim that could reasonably be expected to affect the amount of Taxes for which the Acquired Companies are liable after the Closing Date without the written consent of Buyer, which consent may be withheld in the reasonable discretion of Buyer. In the case of a Taxable period beginning before and ending after the Closing Date, Seller shall be entitled to participate at its expense in any Tax audit or administrative or court proceeding relating (in whole or in part) to Taxes attributable to the portion of such period ending on or before the Closing Date. None of Buyer, any of its Affiliates or any Acquired Company may settle any Tax claim for any Taxes for which Seller may be liable pursuant to Section 10.01(a) or Section 10.01(e), without the prior written consent of Seller, which consent may be withheld in the reasonable discretion of Seller.
Section 10.04    Assistance and Cooperation. On and after the Closing Date, each of Seller and Buyer shall (and shall cause their respective Affiliates to):
(a)    assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 10.02;
(b)    cooperate fully in preparing for any audits of, or disputes with Tax authorities regarding, any Tax Returns of the Acquired Companies;
(c)    make available to the other and to any Tax Authority as reasonably requested all information, records and documents relating to Taxes of the Acquired Companies;
(d)    provide timely notice to the other in writing of any pending or threatened Tax audits or assessments of the Acquired Companies for Taxable periods for which the other may have a Liability under Section 10.01;
(e)    furnish the other with copies of all correspondence received from any Tax Authority in connection with any Tax audit or information request with respect to any such Taxable period;
(f)    timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 10.01(d) (relating to sales, transfer and similar Taxes); and
(g)    timely provide to the other powers of attorney or similar authorizations necessary to carry out the purposes of this Article X.
Section 10.05    Tax Sharing Payments.
(a)    Notwithstanding anything to the contrary contained herein, as of the date hereof, (i) Seller shall, and shall cause its Affiliates (including the Acquired Companies) to, take such actions as may be necessary to terminate all contracts and agreements between the Acquired Companies, on the one hand, and Seller or any Affiliate of Seller (other than the Acquired Companies), on the other hand, relating to Tax allocation, sharing or paying agreements (including the Tax Sharing Agreement), and none of Seller or its Affiliates shall have any continuing obligation to the Acquired Companies (or vice versa) under the Tax Sharing Agreement after the date hereof (other than any such obligations pursuant to this Agreement). Such termination shall be effective as of the Accounts Date.
(b)    Notwithstanding anything to the contrary contained herein, and notwithstanding the termination of the Tax Sharing Agreement, as of the date hereof, each of Seller, HFSG and the Acquired Companies shall make such payments as would have been required with respect to any period from the Accounts Date to and including the Closing Date with respect to the Acquired Companies as if the terms of the Tax Sharing Agreement were continued in accordance with past practice except that:
(i)    with respect to the federal Taxable year of the Acquired Companies ending on December 31, 2016, Seller and the Acquired Companies have made or will make the payments set forth on Schedule 10.05(b)(i) after the Accounts Date;
(ii)    with respect to Taxable years or periods beginning after the Accounts Date, payments in respect of federal income Taxes shall be determined in accordance with the definition of Deemed Tax Liability, but determined without regard to the clause (c) of the definition thereof, taking into account payments made under the Tax Sharing Agreement for such periods prior to the date hereof and the payments set forth on Schedule 10.05(b)(i) (which the parties acknowledge and agree were not made in accordance with the definition of Deemed Tax Liability);
(iii)    any payments required to be made by an Acquired Company shall be made without reduction for any payment required to be made to such Acquired Company;
(iv)    no payments shall be made to an Acquired Company by Seller or its Affiliates (other than the Acquired Companies);
(v)    in the event and to the extent an Acquired Company recognizes a Tax Attribute for a period between the Accounts Date and the Closing Date taken into account in determining Deemed Tax Liability, Deemed Tax Liability shall be calculated as if such amount of such Tax Attribute can be carried over or back to other periods for which Deemed Tax Liability is calculated and paid pursuant to this Section 10.05; and
(vi)    following the finalization of any pro forma Tax Return pursuant to Section 10.02(a)(iv), Seller or the Acquired Companies, as the case may be, taking into account payments listed on Schedule 10.05(b)(i) as appropriate, shall pay such amounts so that the total amount paid with respect to the Taxable year or period covered by such Tax Return pursuant to this Section 10.05 is consistent with the calculations set forth on such pro forma Tax Return and the related calculation of Deemed Tax Liability. For the avoidance of doubt, (A) any reduction in Deemed Tax Liability pursuant to clause (c) shall be taken into account only once, and shall be reflected in the payments made under this Section 10.05(b)(vi) with respect to the taxable year or period of Seller that includes the Closing Date and (B) the provisions of Section 10.05(b) shall be interpreted so that the total net amount borne by the Acquired Companies between the Accounts Date and the Closing Date in respect of federal income Taxes is equal to the amount described in clause (b) of the definition of “Deemed Tax Liability” for such period.
(vii)    Schedule 10.05(b)(vii) sets forth Seller’s good faith calculations of the payments to be made under this Section 10.05(b) (other than following the finalization of the pro forma Tax Return pursuant to clause (vi)).
(c)    On or prior to the Closing, Seller, its Affiliates, and the Acquired Companies shall make the payments set forth on Schedule 10.05(c) (such payments, the “Closing True-Up Payments”). At least ten (10) Business Days prior to the Closing Date, Seller shall deliver to Buyer Schedule 10.05(c), which shall set forth Seller’s determination of certain payments required to be made among Seller, its Affiliates and the Acquired Companies in respect of Tax Attributes and other Tax matters. In no event will the Acquired Companies be required to make a net positive Closing True-Up Payment to Seller and its Affiliates.
(d)    Reinsurance Attribute Payments.
(i)    Ten (10) days prior to the Closing Date, Seller shall deliver to Buyer a copy of the Estimated Reinsurance Terms Schedule setting forth Seller’s good faith estimate as of such date of the aggregate amounts described therein with respect to the Specified Third-Party Reinsurance Agreements. Absent notification by Buyer of any manifest error in such schedule within one (1) Business Day of such delivery, the Estimated Reinsurance Terms Schedule shall be final as prepared and delivered by Seller.
(ii)    At least one (1) day prior to the Closing, Seller shall be obligated to pay to HLI, and HLI shall be obligated to pay to HLIC, the Estimated Reinsurance Attribute Allowance, if any. In satisfaction of Seller’s and HLI’s obligations under this Section 10.05(d)(ii), Seller shall pay such amounts directly to HLIC in satisfaction of Seller’s and HLI’s obligations hereunder.
(iii)    Following the finalization of the Final Reinsurance Terms Schedule pursuant to Section 10.02(a)(iv), (A) if the Reinsurance Attribute True-Up is positive, then Seller shall pay such amount to HLIC and (B) if the Reinsurance Attribute True-Up is negative, then HLIC shall pay the absolute value of such amount to Seller. If the Reinsurance Attribute True-Up is zero, then neither Seller nor HLIC shall be required to make a payment to the other with respect to the Reinsurance Attribute True-Up.
(iv)    Notwithstanding the foregoing, in the event that the Specified Third-Party Reinsurance Agreements are not consummated following the Closing, the provisions of Section 10.05(d)(iii) shall not apply and HLIC shall promptly return to Seller any amount of Estimated Reinsurance Attribute Allowance paid pursuant to clause (ii).
Section 10.06    Other Tax Matters.
(a)    Except for Taxes that arise from or are attributable to any inaccuracy in or breach of any representation or warranty made in Section 5.14 or Section 5.24 (which shall be governed by Article XIII), the indemnification provided for in this Article X shall be the sole remedy for any claim in respect of Taxes and the provisions of Article XIII shall not apply to such claims, except as expressly provided. For the avoidance of doubt, Losses (other than Taxes) arising out of a breach of the Tax-Related Representations shall be recoverable pursuant to the provisions of Article XIII, subject to any limits therein. Indemnification provided for in this Article X shall be calculated on an After-Tax Basis.
(b)    Any claim for indemnity under this Article X may only be made at a time prior to sixty (60) days after the expiration of the applicable Tax statute of limitations with respect to the relevant Taxable period (including all periods of extension, whether automatic or permissive).
(c)    The parties shall treat any indemnification payment made under this Agreement as an adjustment to the Purchase Price.
(d)    Following the Closing, Buyer shall not permit any Acquired Company to claim any minimum tax credit, within the meaning of Section 53 of the Code, against federal or state income Tax, which credit arose with respect to Taxable years or periods (or portions thereof) ending prior to the Closing Date during which the Acquired Companies were affiliated with Seller, within the meaning of Section 1504(a) of the Code, determined without regard to the restrictions under Section 1504(b) of the Code.
(e)    The parties acknowledge and agree that as a result of the Section 338(h)(10) Elections, HLI is treated for federal income tax purposes as if it sold the capital stock of HLIC in a transaction to which the provisions of Treasury Regulations Section 1.1502-36 may apply. Seller covenants that as of the Closing Date, HLI and its Subsidiaries will have Category B attributes of at least $596 million and immediately prior to the Closing Date such attributes will not be subject to any limitation as the result of any “ownership change” within the meaning of Section 382(g). To the extent necessary to avoid (i) a reduction pursuant to Treasury Regulation Section 1.1502-36(d)(2) in the Category B attributes of HLI and its Subsidiaries below an aggregate amount of $596 million and (ii) any reduction pursuant to Treasury Regulation Section 1.1502-36(d)(2) in the Category D attributes of HLI and its Subsidiaries, Seller shall make, or cause to be made, an election pursuant to Treasury Regulation Section 1.1502-36(d)(6)(i)(A) to reduce HLI’s basis in the capital stock of HLIC; provided, that the parties acknowledge and agree that Seller or its Affiliates may elect under Treasury Regulation Section 1.1502-36(d)(6)(i)(B) or (C) to reattribute Category B attributes from the Acquired Companies so long as the conditions of clause (i) are met. Seller shall be permitted, in its discretion, to make any amendment to such filing so long as the conditions set forth in the prior sentence are still met after such amended election is made. Upon finalizing or the subsequent amendment of such filing, Seller shall provide Buyer with sufficient information to determine the remaining amount of Category B attributes of the Acquired Companies and any other information reasonably required by the Acquired Companies in respect of the stock basis of the Acquired Companies, and Buyer agrees to file Tax Returns in respect of the Acquired Companies in conformity therewith. Seller agrees that, notwithstanding any other provision of this Section 10.06(e), it shall not pursuant to any election (or failure to make an election) under Treasury Regulation Section 1.1502-36 cause the unamortized specified policy acquisition expenses (for purposes of Section 848 of the Code) of or attributed to ILA to be reduced.
(f)    The parties hereto acknowledge and agree that the transactions contemplated by the Specified Third-Party Reinsurance Agreements constitute a “mere reinsurance agreement” occurring after the Closing Date, and not as an applicable asset acquisition (within the meaning of Section 1060 of the Code) (the “Reinsurance Tax Treatment”). Buyer and Seller shall cause all Tax Returns to be filed in a manner consistent with the Reinsurance Tax Treatment unless required to adopt a different treatment pursuant to a final determination as defined in Section 1313 of the Code.
(g)    Notwithstanding anything to the contrary herein, in no event shall Seller or any of its Affiliates be required to make any payment in respect of Reinsurance Tax Damages and Final Reinsurance Attribute Allowance to the extent the aggregate of such payments would exceed the Buyer Agreed Cap.
Section 10.07    Section 338(h)(10) Elections.
(a)    Seller and Buyer shall make a joint election for HLI, but no other Acquired Company, under Section 338(h)(10) of the Code and the corresponding provisions of Tax Law in the states set forth in Schedule 10.07(a) with respect to the purchase of the Shares (collectively, the “Section 338(h)(10) Elections”). Seller and Buyer shall each deliver completed and executed copies of IRS Form 8023, required schedules thereto, and any similar state and foreign forms at the Closing in accordance with Sections 3.03(d) and 3.04(j). If any changes are required in these forms as a result of information which is first available after these forms are prepared, the parties will promptly make such changes.
(b)    Buyer and Seller acknowledge and agree that the amount of the ADSP (as such term is defined in Treasury Regulation § 1.338-4) allocated to the capital stock of HLIC shall be equal to (i) the Purchase Price, plus, (ii) the Rollover Amount, plus (iii) any liabilities of HLI the deemed assumption of which, as a result of the Section 338(h)(10) Elections, constitute consideration for Tax purposes, including without limitation the HLI Notes Payoff Amount, minus, (iv) the fair market value of any Acquired Assets (as determined pursuant to Section 2.06) transferred to Buyer or HLI (and not to HLIC) pursuant to Section 2.01, if any. The amount ADSP allocated to any Acquired Assets transferred to Buyer or HLI pursuant to Section 2.01 shall equal the fair market value of such Acquired Assets (as determined pursuant to Section 2.06).
(c)    Each of Buyer and Seller agrees that neither it nor any of its Affiliates shall (i) file any federal, state, local and foreign Tax Returns in a manner that is inconsistent with Section 10.07(b), or (ii) take, or fail to take, any action to the extent such action or failure to act, as the case may be, is inconsistent with or would otherwise prejudice any of the Section 338(h)(10) Elections.
(d)    Buyer Parent and Buyer Parent GP shall cause Buyer to remain in existence and classified as a corporation for federal income tax purposes for two (2) years following the Closing Date unless Buyer Parent obtains written consent from Seller to the contrary, which consent may be withheld in Seller’s sole discretion
(e)    From the date hereof through the Closing Date, Seller, Buyer Parent, and Buyer Parent GP shall use  reasonable best efforts to identify and implement an ownership structure or other arrangement for Buyer Parent and Buyer Parent GP mutually satisfactory to all parties, such that, with respect to distributions or other payments made by Buyer Parent in respect of its equity interests that constitute a dividend for federal income tax purposes, (i) Buyer Parent is not required to withhold amounts from such payments under Sections 1441 and 1442, or 1471 through 1474 of the Code or (ii) a foreign person has assumed responsibility for withholding on such payments.
ARTICLE XI
CONDITIONS TO CLOSING AND RELATED MATTERS
Section 11.01    Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Seller, at or prior to the Closing, of each of the following conditions:
(a)    Representations and Warranties; Covenants. (i) The representations and warranties of Buyer contained in Section 6.01 and Section 6.10 shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on the Closing Date, (ii) the other representations and warranties of Buyer contained in Article VI shall be true and correct (without giving effect to any limitations as to materiality or Buyer Material Adverse Effect set forth therein) as of the date hereof and as of the Closing Date as if made on the Closing Date (other than any representation or warranty expressly made as of another date, which representation or warranty shall have been true and correct as of such date), except where the failure of such representations and warranties, individually or in the aggregate, to be true and correct has not had a Buyer Material Adverse Effect, (iii) the covenants contained in this Agreement to be complied with by Buyer at or before the Closing shall have been complied with in all material respects and (iv) Seller shall have received a certificate of Buyer dated as of the Closing Date to such effect signed by a duly authorized executive officer of Buyer.
(b)    Approvals of Governmental Authorities. The Governmental Approvals listed in Schedule 11.01(b) shall have been received (or any waiting period shall have expired or shall have been terminated) and shall be in full force and effect.
(c)    No Governmental Order. There shall be no Governmental Order or other legal restraint or prohibition in existence that prohibits the consummation of the transactions contemplated by this Agreement, the other Transaction Agreements or the Specified Third-Party Reinsurance Transaction Documents, and no Action by any Governmental Authority seeking the imposition of any such Governmental Order, restraint or prohibition shall be pending.
(d)    Pre-Closing Dividends. The Pre-Closing Dividend Amount shall be not less than the Minimum Pre-Closing Dividend Amount.
(e)    True-Up Dividend. HLI shall have paid to Seller the True-Up Dividend.
(f)    Other Agreements. Buyer (or its Affiliates, as applicable) shall have executed and delivered, or have caused to be executed and delivered, to Seller each of the other Transaction Agreements to which Buyer or any of its applicable Affiliates is a party in accordance with Section 8.07. The Specified Third-Party Reinsurance Binder shall be in full force and effect.
(g)    Specified Third-Party Reinsurer Certificate. Seller shall have received the Specified Third-Party Reinsurer Certificate from the Specified Third-Party Reinsurer.
(h)    Closing Date Surplus Note.    If HLIC is required to issue the Closing Date Surplus Note to Seller pursuant to Section 8.29, then the Connecticut Insurance Department shall have approved (i) the issuance of the Closing Date Surplus Note immediately prior to the Closing and (ii) the repayment in full of the Closing Date Surplus Note immediately following the “Closing” (as defined in the Specified Third-Party Reinsurance Binder).
Section 11.02    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Buyer, at or prior to the Closing, of each of the following conditions:
(a)    Representations and Warranties; Covenants. (i) The representations and warranties of Seller contained in Section 4.01, Section 5.01(a) and (b) and Section 5.02 shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on the Closing Date, (ii) the other representations and warranties of Seller contained in Article IV and Article V shall be true and correct (without giving effect to any limitations as to materiality or Company Material Adverse Effect set forth therein, other than the representation and warranty in Section 5.04(b) and any use of the defined terms “Material Contract” or “Material Distributor”) as of the date hereof and as of the Closing Date as if made on the Closing Date (other than any representation or warranty expressly made as of another date, which representation or warranty shall have been true and correct as of such date), except where the failure of such representations and warranties, individually or in the aggregate, to be true and correct has not had a Company Material Adverse Effect, (iii) the covenants contained in this Agreement to be complied with by Seller on or before the Closing (other than the covenant set forth in Section 7.01(a)(xii)) shall have been complied with in all material respects and (iv) Buyer shall have received a certificate of Seller dated as of the Closing Date to such effect signed by a duly authorized executive officer of Seller.
(b)    Approvals of Governmental Authorities. The Governmental Approvals listed in Schedule 11.02(b) shall have been received (or any waiting period shall have expired or shall have been terminated), without the imposition of any Burdensome Condition, and shall be in full force and effect.
(c)    No Governmental Order. There shall be no Governmental Order or other legal restraint or prohibition in existence that prohibits the consummation of the transactions contemplated by this Agreement, the other Transaction Agreements or the Specified Third-Party Reinsurance Transaction Documents, and no Action by any Governmental Authority seeking the imposition of any such Governmental Order, restraint or prohibition shall be pending.
(d)    Pre-Closing Dividends. The Pre-Closing Dividend Amount shall be not less than the Minimum Pre-Closing Dividend Amount or greater than the Specified Pre-Closing Dividend Amount.
(e)    Other Agreements. Seller (or its Affiliates, as applicable) shall have executed and delivered, or caused to be executed and delivered, to Buyer each of the other Transaction Agreements to which Seller or any of its applicable Affiliates (including the Acquired Companies) is a party in accordance with Section 8.07. The Specified Third-Party Reinsurance Binder shall be in full force and effect.
(f)    No Company Material Adverse Effect. There shall not have occurred any event, circumstance or change since the Accounts Date that has had a Company Material Adverse Effect.
(g)    Specified Third-Party Reinsurer Certificate. Buyer shall have received the Specified Third-Party Reinsurer Certificate from the Specified Third-Party Reinsurer.
ARTICLE XII
TERMINATION AND WAIVER
Section 12.01    Termination. This Agreement may be terminated prior to the Closing:
(a)    by the mutual written consent of Seller and Buyer;
(b)    by either Seller or Buyer if the Closing shall not have occurred prior to November 1, 2018 (the “Outside Date”) or such later date as the parties may mutually agree; provided, that if the Closing hereunder has not occurred due solely to the failure of a party to receive a Governmental Approval required pursuant to Section 11.01(b) or Section 11.02(b), as applicable, the parties agree to extend the Outside Date to January 3, 2019 and to continue to use their respective reasonable best efforts to obtain such consent or approval during any such period of extension; provided, further, the right to terminate this Agreement under this Section 12.01(b) shall not be available to any party whose failure to take any action required to fulfill any of such party’s obligations under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date;
(c)    by either Seller or Buyer in the event of the issuance of a final, nonappealable Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement;
(d)    by Buyer in the event there has occurred any Company Material Adverse Effect or a breach by Seller of any of Seller’s covenants, representations or warranties contained herein that would result in the conditions to Closing set forth in Section 11.02(a) not being satisfied, and such Company Material Adverse Effect or breach is either not capable of being cured prior to the Outside Date or, if curable, Seller shall have failed to cure such Company Material Adverse Effect or breach within sixty (60) days after receipt of written notice thereof from Buyer requesting such breach to be cured;
(e)    by Seller in the event of a breach by Buyer of any of Buyer’s covenants, representations or warranties contained herein that would result in the conditions to Closing set forth in Section 11.01(a) not being satisfied, and such breach is either not capable of being cured prior to the Outside Date or, if curable, Buyer shall have failed to cure such breach within sixty (60) days after receipt of written notice thereof from Seller requesting such breach to be cured;
(f)    by Buyer in accordance with Section 7.09; or
(g)    by Seller if  (i) the conditions set forth in Section 11.02 (other than conditions to be satisfied at the Closing) have been satisfied or waived (it being agreed that any conditions that are not so satisfied due to a breach by Buyer, Buyer Parent or Buyer Parent GP of any representation, warranty or covenant contained in this Agreement shall be deemed to be satisfied for purposes of this clause (g)), (ii) Buyer fails to consummate the transactions contemplated by this Agreement within three (3) Business Days of the date on which the Closing is required to occur pursuant to Section 3.01 (assuming the satisfaction of conditions deemed satisfied in accordance with the immediately preceding clause (i)) and (iii) Seller has notified Buyer in writing that Seller is ready, willing and able to consummate the transactions contemplated by this Agreement.
Section 12.02    Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 12.01 shall give written notice of such termination to the other party to this Agreement.
Section 12.03    Effect of Termination. In the event of the termination of this Agreement as provided in Section 12.01, this Agreement shall thereafter become void and there shall be no liability on the part of any party to this Agreement hereunder or in connection with the transactions contemplated hereby; provided, that nothing in this Section 12.03 shall relieve (i) Buyer from any liability or obligation in respect of the Termination Fee or Recovery Costs pursuant to Section 12.04, if applicable, or from any liability or obligation pursuant to Section 7.03(d), Section 7.14 or Section 8.17(e), (ii) the parties to the Limited Guarantees of their obligations thereunder in connection with payment of any obligations of Buyer referred to in the preceding clause (i), (iii) any party from its obligations under Section 8.03 or this Article XII or (iv) Seller from any Losses resulting from Buyer’s termination of this Agreement pursuant to Sections 12.01(b) or (d) resulting from Seller’s fraud or any willful breach by Seller of this Agreement or willful failure by Seller to perform its obligations under this Agreement; provided, that in no event shall Seller’s liability under this clause (iv) exceed $114,420,000.
Section 12.04    Termination Fee.
(a)    (%4) If an Applicable Termination occurs, Buyer shall pay to Seller a non-refundable termination fee of $114,420,000 in cash by wire transfer of same-day funds (the “Termination Fee”) within two Business Days following such termination. In no event shall Buyer be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. If Buyer fails to timely pay all or any portion of the amount due pursuant to this Section 12.04, and, in order to obtain such payment, Seller commences a suit against Buyer and obtains a final judgment in Seller’s favor, then Buyer shall promptly pay to Seller its reasonable costs and expenses (including reasonable fees and expenses of attorneys, experts and consultants), and interest on the unpaid amount from the date such payment was required to be made until the date of payment at the Interest Rate (collectively, the “Recovery Costs”). If, in order to obtain such payment, Seller commences an Action against Buyer and does not obtain a final judgment in Seller’s favor, then Seller shall promptly pay to Buyer an amount equal to Buyer’s reasonable costs and expenses (including reasonable fees and expenses of attorneys, experts and consultants) relating to the defense of such Action, and interest on the unpaid amount from the date Buyer’s costs and expenses were incurred until the date of payment at the Interest Rate.
(i)    Notwithstanding anything to the contrary in this Agreement, except for any liability or obligation pursuant to Section 7.03(d), Section 7.14 or Section 8.17(e) (the “Retained Claims”), if the Termination Fee becomes payable in accordance with Section 12.04(a)(i), Buyer’s payment of the Termination Fee and any Recovery Costs to Seller when required shall be deemed to be liquidated damages and Seller, its Affiliates’ and their respective Representatives’ sole and exclusive remedy for any and all Losses suffered or incurred by Seller, Seller’s Affiliates and their respective Representatives in connection with this Agreement, the Commitment Letters (and the termination thereof), the Limited Guarantees, the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and after Buyer’s payment of the Termination Fee and any Recovery Costs to Seller none of Seller, Seller’s Affiliates or their respective Representatives shall be entitled to seek or obtain any monetary damages of any kinds, including consequential, special, indirect or punitive damages, in excess of the Termination Fee and any Recovery Costs or bring or maintain any claim, action or proceeding against Buyer, Buyer’s Affiliates, the Investors (including the parties to the Limited Guarantees) or any of their respective Representatives arising out of or in connection with this Agreement, the Commitment Letters, the Limited Guarantees or any other document executed in connection herewith or therewith, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination, in each case other than the Retained Claims. If the Termination Fee becomes payable in accordance with Section 12.04(a)(i), upon payment of the Termination Fee and any Recovery Costs, none of Buyer, Buyer’s Affiliates, the Investors (including the parties to the Limited Guarantees), or any of their respective Representatives shall have any further Liability or obligation arising out of or in connection with this Agreement, the Commitment Letters, the Limited Guarantees or any other document executed in connection herewith or therewith, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination, except that Buyer, Buyer Parent, Buyer Parent GP and the Guarantors shall remain liable with respect to the Retained Claims. If the Termination Fee becomes payable in accordance with Section 12.04(a)(i), except for the Retained Claims, Seller shall cause any claim, action or proceeding described in the foregoing sentence to be dismissed with prejudice promptly, and in any event within five (5) Business Days, after receipt of the Termination Fee and any Recovery Costs. Except for the Retained Claims, (A) from and after termination of this Agreement under no circumstances will Seller be entitled to monetary damages in excess of the amount of the Termination Fee and any Recovery Costs and (B) while Seller may pursue both a grant of specific performance in accordance with Section 14.14 and the payment of the Termination Fee and any Recovery Costs under Section 12.04, under no circumstances shall Seller be permitted or entitled to receive both (x) a grant of specific performance to cause consummation of the transactions contemplated hereby following which the Closing occurs in accordance with this Agreement and (y) any portion of the Termination Fee.
(ii)    If this Agreement is terminated in accordance with Section 12.01, under no circumstances will the aggregate monetary damages payable to Seller or Seller’s Affiliates by Buyer, Buyer Parent, Buyer Parent GP or any of their Affiliates for breaches under this Agreement, the Commitment Letters, the Limited Guarantees or any other document executed in connection herewith or therewith, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination exceed an amount equal to the Termination Fee plus the Recovery Costs plus the Retained Claims in the aggregate for all such breaches. Subject to and without limiting or affecting Seller’s rights under the Limited Guarantees, if this Agreement is terminated in accordance with Section 12.01, in no event will any Buyer Related Party other than Buyer, Buyer Parent and Buyer Parent GP have any monetary liability to Seller or Seller’s Affiliates, and in no event will Seller or Seller’s Affiliates seek or obtain (or permit any of their Representatives to seek or obtain) any monetary recovery or monetary award against any Buyer Related Party other than Buyer, Buyer Parent and Buyer Parent GP, with respect to this Agreement, any other document executed in connection herewith, or any of the transactions contemplated hereby or thereby (including any breach by Buyer, Buyer Parent or Buyer Parent GP), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or thereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure). “Buyer Related Party” means Buyer, Buyer Parent, Buyer Parent GP and their respective current or future equityholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates, representatives and agents.
(b)    Seller, on the one hand, and Buyer, Buyer Parent and Buyer Parent GP, on the other hand, acknowledge and agree that the agreements contained in this Section 12.04 are an integral part of the transactions contemplated by this Agreement, that the Termination Fee and the Recovery Costs represent liquidated damages in a reasonable amount and not a penalty and that, without these agreements, neither Seller nor Buyer would have entered into this Agreement.
Section 12.05    Extension; Waiver. At any time prior to the Closing, each of Seller and Buyer may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any certificate, instrument, schedule or other document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.
ARTICLE XIII
INDEMNIFICATION
Section 13.01    Indemnification by Seller.
(a)    After the Closing and subject to the other provisions of this Article XIII and Section 14.01, and without duplication of amounts for which indemnification is provided by Seller under Article X, Seller shall indemnify and hold harmless Buyer and its Affiliates (including the Acquired Companies), Representatives, successors and permitted assigns (collectively, the “Buyer Indemnified Parties”) against all Losses suffered or incurred by any Buyer Indemnified Party, or to which any Buyer Indemnified Party otherwise becomes subject, as a result of or in connection with:
(i)    the inaccuracy or breach of any representation or warranty made by Seller in Article IV or Article V of this Agreement or the certificate delivered by Seller pursuant to Section 11.02(a);
(ii)    any breach or failure by Seller or HFSG to perform any of its covenants or obligations contained in this Agreement (other than the covenant set forth in Section 7.01(a)(xii)); or
(iii)    any matter set forth on Schedule 13.01(a)(iii).
(b)    Notwithstanding any other provision to the contrary other than Section 10.01(a), Seller shall not be required to indemnify or hold harmless any Buyer Indemnified Party against any Losses pursuant to Section 13.01(a)(i) (other than Losses to the extent arising as a result of the inaccuracy or breach of any representation or warranty made by Seller in Section 4.01, Section 5.01(a) and (b), Section 5.02 and Section 5.29, as to which the limitations in this sentence shall not apply) (i) with respect to any claim (or series of related claims arising from substantially the same underlying facts, events or circumstances) unless such claim (or series of related claims arising from substantially the same underlying facts, events or circumstances) involves Losses in excess of $50,000 (nor shall any such claim or series of related claims that does not meet the $50,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Buyer Indemnified Parties’ Losses for which Seller has responsibility under clause (ii) below) and (ii) until the aggregate amount of the Buyer Indemnified Parties’ Losses exceeds $39,375,000, after which Seller shall, subject to the immediately succeeding sentence, be obligated to indemnify and hold harmless the Buyer Indemnified Parties against all Losses of the Buyer Indemnified Parties that in the aggregate are in excess of such amount. The cumulative aggregate liability of Seller under Section 13.01(a)(i) shall in no event exceed $315,000,000 (other than in respect of Losses to the extent arising as a result of the inaccuracy or breach of any representation or warranty made by Seller in Section 4.01, Sections 5.01(a) and (b), Section 5.02 and Section 5.29, in which case, Seller’s aggregate liability shall not exceed the Base Amount).
Section 13.02    Indemnification by Buyer.
(a)    After the Closing and subject to the other provisions of this Article XIII and Section 14.01, and without duplication of amounts for which indemnification is provided by Buyer under Article X, Buyer shall, or shall cause the Acquired Companies (together with Buyer, the “Buyer Indemnifying Parties”) to, indemnify and hold harmless Seller and its Affiliates (but not the Acquired Companies), Representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) against all Losses suffered or incurred by any Seller Indemnified Party, or to which any Seller Indemnified Party otherwise becomes subject, as a result of or in connection with:
(i)    the inaccuracy or breach of any representation or warranty made by Buyer in Article VI of this Agreement or the certificate delivered by Buyer pursuant to Section 11.01(a);
(ii)    any breach or failure by Buyer to perform any of its covenants or obligations contained in this Agreement; or
(iii)    any Assumed Liabilities.
(b)    Notwithstanding any other provision to the contrary, the Buyer Indemnifying Parties shall not be required to indemnify or hold harmless any Seller Indemnified Party against any Losses pursuant to Section 13.02(a)(i) (other than Losses arising solely as a result of the inaccuracy or breach of any representation or warranty made by Buyer in Section 6.01, Section 6.08 or Section 6.10, as to which the limitations in this sentence shall not apply) (i) with respect to any claim (or series of related claims arising from substantially the same underlying facts, events or circumstances), unless such claim (or series of related claims arising from substantially the same underlying facts, events or circumstances) involves Losses in excess of $50,000 (nor shall any such claim or series of related claims that does not meet the $50,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses for which Buyer has responsibility under clause (ii) below) and (ii) until the aggregate amount of the Seller Indemnified Parties’ Losses exceeds $39,375,000, after which the Buyer Indemnifying Parties shall, subject to the immediately succeeding sentence, be obligated to indemnify and hold harmless the Seller Indemnified Parties against all Losses of the Seller Indemnified Parties that, in the aggregate, are in excess of such amount. The cumulative aggregate liability of the Buyer Indemnifying Parties under Section 13.02(a)(i) shall in no event exceed $315,000,000 (other than in respect of Losses arising solely as a result of the inaccuracy or breach of any representation or warranty made by Buyer in Sections 6.01 or 6.08, in which case, Buyer’s aggregate liability shall not exceed the Base Amount).
Section 13.03    Notification of Claims.
(a)    A Person who may be entitled to be indemnified and held harmless under Section 13.01 or Section 13.02 (the “Indemnified Party”), shall promptly notify Buyer or Seller, as applicable (the “Indemnifying Party”) in writing of any pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to such a right under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third-Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand and, if applicable, the specific representation, warranty or provision of this Agreement that the Indemnified Party alleges to be breached; provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article XIII except to the extent the Indemnifying Party is actually prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 14.01 for such representation, warranty, covenant or agreement. Following delivery of a notice of a Third-Party Claim, the Indemnified Party shall deliver to the Indemnifying Party, promptly (and in any event within ten (10) Business Days) after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to such Third-Party Claim.
(b)    Following receipt of a notice of a Third-Party Claim from an Indemnified Party pursuant to Section 13.03(a), the Indemnifying Party may assume the defense and control of such Third-Party Claim by delivery of written notice to the Indemnified Party within sixty (60) days after receipt of the Indemnified Party’s claims notice pursuant to Section 13.03(a); provided, that the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third-Party Claim and shall pay the reasonable fees, costs and expenses of counsel retained by the Indemnified Party to the extent (i) the Third-Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation against the Indemnified Party or (ii) the Third-Party Claim would reasonably be expected to result in an injunction or equitable relief against the Indemnified Party that would, in each case, have a material effect on the operation of the business of such Indemnified Party or any of its Affiliates. The assumption of the defense by the Indemnifying Party of any Third-Party Claim shall not require the Indemnifying Party to agree to be liable for any Losses in respect of such Third-Party Claim and shall be without prejudice to any rights or defenses of the Indemnifying Party in respect of whether the Indemnified Party is entitled to indemnification under this Article XIII for any particular Loss or Losses.
(c)    The Indemnified Party may take any actions reasonably necessary to defend such Third-Party Claim prior to the time that it receives a notice from the Indemnifying Party as contemplated by Section 13.03(b). If the Indemnifying Party assumes the defense of any Third-Party Claim in accordance with Section 13.03(b), the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense; provided, however, that notwithstanding the foregoing, the Indemnifying Party shall bear the reasonable fees, costs and expenses of one (1) such separate counsel if (i) the Indemnifying Party and the Indemnified Party are both named parties to the Action and the Indemnified Party shall have reasonably determined in good faith that the representation of both parties by the same counsel would be inappropriate due to actual differing interests between them or that there may be defenses or counterclaims available to the Indemnified Party that are inconsistent with those available to the Indemnified Party or (ii) the Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. If the Indemnifying Party assumes the defense of any Third-Party Claim, the Indemnifying Party shall not, for so long as it diligently conducts such defense, be liable to the Indemnified Party for legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than provided in this Section 13.03(c). The Indemnifying Party shall be liable for the reasonable fees, costs and expenses of counsel employed by the Indemnified Party for any period during which Indemnifying Party has not assumed or is not diligently conducting the defense of a Third-Party Claim for which the Indemnified Party is entitled to indemnification hereunder. Seller or Buyer, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third-Party Claim. Without limiting the generality of the foregoing, from and after the delivery of a notice of a claim for indemnification with respect to a Third-Party Claim, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its Representatives reasonable access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably related to such Third-Party Claim, at no cost to the Indemnifying Party (other than for reasonable out-of-pocket expenses of the Indemnified Parties). The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third-Party Claim, without the consent of any Indemnified Party; provided, that (A) such settlement provides only for the payment of monetary damages (and does not impose any injunctive relief or otherwise impose any conditions or restrictions on the applicable Indemnified Party or any of its Affiliates or Representatives) and does not involve any finding or admission of any violation of Law or admission of any wrongdoing or any violation of the rights of any Person and does not include a statement or admission of fault, culpability or failure to act by or on the part of any Indemnified Party or any of its Affiliates or Representatives, (B) the Indemnifying Party pays or causes to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement or judgment (other than as contemplated by Section 13.01(b) or Section 13.02(b)), and (C) the Indemnifying Party obtains, as a condition of any settlement, entry of judgment or other resolution, a complete and unconditional release of each Indemnified Party from any and all Liabilities in respect of such Third-Party Claim. If the Indemnifying Party elects not to defend the Indemnified Party against a Third-Party Claim to which it is entitled to indemnification hereunder, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, then the Indemnified Party shall have the right but not the obligation to assume its own defense, but without in any way waiving or otherwise affecting the Indemnified Party’s rights to indemnification pursuant to this Agreement, and the Indemnifying Party shall bear all fees, costs and expenses of one such counsel engaged by the Indemnified Party for Third-Party Claims for which such Indemnified Party was entitled to indemnification hereunder.
(d)    No Indemnifying Party shall have any liability under this Article XIII for any Losses arising out of or in connection with any Third-Party Claim that is settled or compromised by an Indemnified Party without the prior consent of such Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).
(e)    If an Indemnified Party wishes to make a claim under this Article XIII that does not involve a Third-Party Claim, the Indemnified Party shall give written notice to the Indemnifying Party setting forth (i) a reasonably detailed description of the claim, (ii) a good faith estimate of the amount of the claim (to the extent ascertainable) and (iii) the specific representation, warranty or provision of this Agreement that the Indemnified Party alleges to be breached, and such notice shall be accompanied by copies of all available documentation that may be necessary or appropriate for the purposes of enabling the Indemnifying Party to be informed and to take any and all appropriate decisions and actions in respect of the matter and Loss that is the subject of the claim; provided, that the failure to provide such notice on a timely basis shall not release the Indemnifying Party from any of its obligations under this Article XIII except to the extent the Indemnifying Party is actually prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 14.01 for such representation, warranty, covenant or agreement.
(f)    If there shall be any conflict between the provisions of this Section 13.03 and Section 10.03 (relating to Tax contests), the provisions of Section 10.03 shall control with respect to Tax contests.
Section 13.04    Payment. In the event an Action under this Article XIII shall have been finally determined, the amount of such final determination shall be paid to the Indemnified Party on demand in immediately available funds. An Action, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Article XIII when the parties to such Action have so determined by mutual agreement or, if disputed, when a final nonappealable Governmental Order shall have been entered.
Section 13.05    No Duplication; Exclusive Remedies.
(a)    Any liability for indemnification hereunder and under any other Transaction Agreement shall be determined without duplication of recovery by reason of the same Loss.
(b)    Prior to the Closing, other than in the case of fraud or willful breach by Seller or any of its Affiliates, the sole and exclusive remedy of Buyer for any breach or inaccuracy of any representation or warranty contained in this Agreement or any certificate or instrument delivered hereunder shall be refusal to consummate the transactions contemplated by the Transaction Agreements and termination of this Agreement in accordance with Section 12.01.
(c)    Following the Closing, other than in the case of fraud or intentional misconduct by Buyer or Seller or any of their respective Affiliates, and except for breaches or non-performance of provisions in this Agreement for which the remedy of specific performance is available pursuant to Section 14.14, the indemnification provisions of Article XIII and, with respect to Taxes, Article X, shall be the sole and exclusive remedies of Seller and Buyer, respectively, for any breach of or inaccuracy in any representations or warranties in this Agreement and any breach or failure to perform or comply with any of the covenants or agreements contained in this Agreement. In furtherance of the foregoing, each of Buyer, on behalf of itself and each other Buyer Indemnified Party, and Seller, on behalf of itself and each other Seller Indemnified Party, hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or intentional misconduct) it may have against Seller or any of its Affiliates or Representatives and Buyer or any of its Affiliates or Representatives, as the case may be, arising under or based upon this Agreement, any certificate or instrument delivered in connection herewith (whether under this Agreement or arising under common Law or any other applicable Law), except pursuant to: (i) the indemnification provisions set forth in this Article XIII or (ii) as provided under (A) the provisions of Section 2.03, (B) the provisions of Article X, (C) the provisions hereof providing for equitable remedies or (D) the provisions of any other Transaction Agreement.
Section 13.06    Additional Indemnification Provisions.
(a)    With respect to each indemnification obligation in this Agreement (i) each such obligation shall be calculated on an After-Tax Basis and (ii) all Losses shall be net of any actual non-refundable recoveries to the Indemnified Party described in Section 13.06(b).
(b)    In any case where an Indemnified Party recovers from a third Person not affiliated with such Indemnified Party, including any third-party insurer, but excluding any recoveries from the Specified Third-Party Reinsurer pursuant to the Specified Third-Party Reinsurance Agreements, any amount in respect of any Loss paid by an Indemnifying Party pursuant to this Article XIII, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (net of any Expenses incurred by such Indemnified Party in procuring such recovery, which Expenses shall not exceed the amount so recovered), and, if applicable, net of such Indemnified Party’s (i) retroactive or prospective premium adjustments associated with such recovery from a third-party insurer and (ii) actual increase(s) in such Person’s and its Affiliates’ insurance premium that is reasonably attributable to such Loss (collectively, the “Premium Increase”), but not in excess of the sum of (A) any amount previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such claim and (B) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.
(c)    If any portion of Losses to be paid by the Indemnifying Party pursuant to this Article XIII would reasonably be expected to be recoverable from a third party not affiliated with the relevant Indemnified Party (including under any applicable third-party insurance coverage) based on the underlying claim or demand asserted against such Indemnifying Party, then the Indemnified Party shall promptly after becoming aware of such fact give notice thereof to the Indemnifying Party and, upon the request of the Indemnifying Party shall use reasonable best efforts to collect the maximum amount recoverable from such third party, in which event the Indemnifying Party shall reimburse the Indemnified Party for (i) all reasonable costs and expenses incurred in connection with such collection (which costs and expenses of collection shall not exceed the amount recoverable from such third party) and (ii) any related Premium Increase. If any portion of Losses actually paid by the Indemnifying Party pursuant to this Article XIII could have been recovered from a third party not affiliated with the relevant Indemnified Party based on the underlying claim or demand asserted against such Indemnifying Party, then the Indemnified Party shall transfer, to the extent transferable, such of its rights to proceed against such third party as are necessary to permit the Indemnifying Party to recover from such third party any amount actually paid by the Indemnifying Party pursuant to this Article XIII, net of any related Premium Increase for which the Indemnifying Party has not already reimbursed the Indemnified Party pursuant to the immediately preceding sentence.
(d)    The parties shall treat any indemnification payment made under this Agreement as an adjustment to the Purchase Price.
(e)    For purposes of determining whether a breach of any representation or warranty made in this Agreement has occurred, and for calculating the amount of any Loss under this Article XIII, each representation and warranty contained in this Agreement shall be read without regard to any “materiality,” “Company Material Adverse Effect,” “Buyer Material Adverse Effect” or other similar qualification contained in or otherwise applicable to such representation or warranty, other than (i) the representations and warranties in Section 5.04(b), Section 5.07(e), Section 5.09(a), Section 5.13(a), Section 5.14(b) and Section 5.25(b) and (ii) any use of the defined terms “Material Contract” or “Material Distributor.”
(f)    In the event that a party hereto or HFSG: (i) consolidates with or amalgamates, combines or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation, combination or merger; or (ii) sells, transfers, pledges or otherwise disposes of all or substantially all of its properties, assets (including portfolio investments) or Capital Stock of its Subsidiaries (whether in one transaction or a series of related transactions) to one or more Persons, then, and in each such case, proper provision shall be made prior to the consummation of any such transaction so that each such Person shall assume by a written instrument entered into for the benefit of, and enforceable by, the other party hereto the obligations of such party set forth in this Article XIII or Article X.
(g)    The waiver of any condition based on the accuracy of any representation or warranty set forth in this Agreement, or on the performance of or compliance with any covenant, agreement, condition and obligation set forth in this Agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants, agreements, conditions and obligations.
(h)    Neither Buyer nor Seller shall have any right to set off any unresolved indemnification claim pursuant to this Article XIII against any payment due pursuant to Article II or Article III or any other Transaction Agreement.
Section 13.07    Reserves. Notwithstanding anything to the contrary in this Agreement or the other Transaction Agreements, Seller makes no representation or warranty with respect to, and nothing contained in this Agreement, any other Transaction Agreements or in any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby or thereby is intended or shall be construed to be a representation or warranty (express or implied) of Seller, for any purpose of this Agreement, the other Transaction Agreements or any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby or thereby, with respect to (a) the adequacy or sufficiency of the Reserves of the Acquired Companies, (b) the future profitability of the Business or (c) the effect of the adequacy or sufficiency of the Reserves of the Acquired Companies on any “line item” or asset, Liability or equity amount. Furthermore, no fact, condition, circumstance or event relating to or affecting the development of the Reserves of the Acquired Companies may be used, directly or indirectly, to demonstrate or support the breach of any representation, warranty, covenant or agreement contained in this Agreement, any other Transaction Agreement or any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby or thereby.
Section 13.08    Participation of Specified Third-Party Reinsurer. Seller shall (a) allow the participation of, and (b) upon written request by Buyer, allow the direction by, the Specified Third-Party Reinsurer under the arrangements contemplated by Section 16.2(d) of the Specified Third-Party Reinsurance Agreements.
ARTICLE XIV
GENERAL PROVISIONS
Section 14.01    Survival. The representations and warranties of Seller and Buyer contained in or made pursuant to this Agreement or in any certificate furnished pursuant to this Agreement (other than the representations and warranties made (a) in Section 4.01, Sections 5.01(a) and (b), Section 5.02, Section 5.29, Section 6.01, Section 6.07, Section 6.08 and Section 6.10, which shall survive the Closing indefinitely, (b) in Section 5.23 (except for the representations in Sections 5.23(d), (e), (f), (g), or (k), which will survive for the period described in Section 10.06(b)), which shall not survive the Closing, (c) with respect to any Employee Benefit Plan, in Section 5.14, which will survive for three (3) years following the Closing, and (d) solely to the extent relating to ERISA, in Section 5.16(a) and Section 5.16(c), which shall survive for three (3) years following the Closing) terminate on the later of (i) June 30, 2019 and (ii) fifteen (15) months following the Closing Date (and no claims shall be made for indemnification with respect thereto under Sections 13.01 or 13.02 thereafter unless a notice of claim has been delivered prior to the expiration of such applicable survival period pursuant to Section 13.03(a) or Section 13.03(f), as the case may be, in which case the claim shall continue to be subject to indemnification in accordance with Article XIII notwithstanding the expiration of such survival period). The covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing Date shall survive the Closing and remain in effect for the period provided in such covenants and agreements, if any, or if later, until fully performed.
Section 14.02    Expenses. Except as may be otherwise specified in the Transaction Agreements or the Specified Third-Party Reinsurance Binder (including the exhibits thereto), all costs and expenses, including fees and disbursements of counsel, financial advisers and independent accountants, incurred in connection with the Transaction Agreements and the Specified Third-Party Reinsurance Binder (including the exhibits thereto) and the transactions contemplated by the Transaction Agreements and the Specified Third-Party Reinsurance Binder (including the exhibits thereto) shall be paid by the Person incurring such costs and expenses, whether or not the Closing shall have occurred.
Section 14.03    Notices. All notices, requests, consents, claims, demands and other communications under the Transaction Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.03):
(a)    if to Seller or HFSG:

Hartford Holdings, Inc.
c/o The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155
Attention: General Counsel
Facsimile: 860-547-4721
Email: mergers@thehartford.com

with a copy to:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
Attention:	Perry J. Shwachman
Jonathan J. Kelly
Jeremy C. Watson
Facsimile:

(b)    if to Buyer, Buyer Parent or Buyer Parent GP:

Hopmeadow Holdings GP LLC c/o Cornell Capital LLC 499 Park Avenue, 21st Floor New York, NY 10022
Attention:	Emily Pollack
Facsimile:

with a copy to:

Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038
Attention:	Bernhardt Nadell
Bradley Kulman
Jeffrey Lowenthal
Facsimile:

Seller shall send to the Specified Third-Party Reinsurer (to the address therefor set forth in the Specified Third-Party Reinsurance Binder) a copy of any notice, request or demand given to Buyer under this Agreement prior to the Closing with respect to any amendment, modification, termination, waiver or supplement of any Reinsured Business Pre-Closing Covenant (as defined in the Specified Third-Party Reinsurance Binder) or any Reinsured Business Fundamental Representation (as defined in the Specified Third-Party Reinsurance Binder).
Section 14.04    Public Announcements. No party to this Agreement or any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or applicable securities exchange rules, in which the case the party required to publish such press release or public announcement shall allow the other parties a reasonable opportunity to comment on such press release or public announcement in advance of such publication. Prior to the Closing, neither of the parties to this Agreement, nor any of their respective Affiliates or Representatives, shall make any public disclosure concerning plans or intentions relating to the customers, agents or employees of, or other Persons with significant business relationships with, the Acquired Companies without first obtaining the prior written approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed.
Section 14.05    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.
Section 14.06    Entire Agreement. Except as otherwise expressly provided in the Transaction Agreements, the Transaction Agreements constitute the entire agreement of the parties hereto with respect to the subject matter of the Transaction Agreements and supersede all prior agreements and undertakings, both written and oral (other than the Confidentiality Agreement to the extent not in conflict with this Agreement), between or on behalf of Seller or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements.
Section 14.07    Assignment. This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties hereto; provided, that any such assignment shall not release Buyer, Buyer Parent or Buyer Parent GP from any liability or obligation hereunder. Any attempted assignment in violation of this Section 14.07 shall be void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their permitted successors and assigns.
Section 14.08    No Third-Party Beneficiaries. Except as provided in Section 8.10 with respect to the directors, officers and managers of the Acquired Companies and their successors, assigns heirs and executors and Article XIII with respect to the Seller Indemnified Parties and Buyer Indemnified Parties, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 14.09    Amendment. No provision of this Agreement or any other Transaction Agreement may be amended, supplemented or modified except by a written instrument signed by all the parties to such agreement.
Section 14.10    Schedules. Any disclosure set forth in the Seller Disclosure Schedule with respect to any Section of this Agreement shall be deemed to be disclosed for purposes of other Sections of this Agreement to the extent that such disclosure sets forth facts in sufficient detail so that the relevance of such disclosure would be reasonably apparent to a reader of such disclosure. Matters reflected in any Section of the Seller Disclosure Schedule are not necessarily limited to matters required by this Agreement to be so reflected. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any item or other matter in the Seller Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.
Section 14.11    Submission to Jurisdiction.
(a)    Each of the parties hereto irrevocably and unconditionally submits for itself and its property in any Action arising out of or relating to the Transaction Agreements, the transactions contemplated by the Transaction Agreements, the formation, breach, termination or validity of the Transaction Agreements or the recognition and enforcement of any judgment in respect of the Transaction Agreements, to the exclusive jurisdiction of the courts of the State of New York sitting in the County of New York, the federal courts for the Southern District of New York, and appellate courts having jurisdiction of appeals from any of the foregoing, and all claims in respect of any such Action shall be heard and determined in such New York courts or, to the extent permitted by Law, in such federal court.
(b)    Any such Action may and shall be brought in such courts and each of the parties irrevocably and unconditionally waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Action in any such court or that such Action was brought in an inconvenient court and shall not plead or claim the same.
(c)    Service of process in any Action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 14.03.
(d)    Nothing in this Agreement or any other Transaction Agreement shall affect the right to effect service of process in any other manner permitted by the Laws of the State of New York.
Section 14.12    Governing Law. This Agreement, and the formation, termination or validity of any part of this Agreement, shall in all respects be governed by, and construed in accordance with, the Laws of the State of New York.
Section 14.13    Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENTS, OR ITS PERFORMANCE UNDER OR THE ENFORCEMENT OF THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT.
Section 14.14    Specific Performance. The parties agree that irreparable damage may occur in the event that any of the covenants or obligations contained in this Agreement are not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties hereto shall be entitled to seek injunctive or other equitable relief to prevent or cure any breach by the other party of its covenants or obligations contained in this Agreement and to specifically enforce such covenants and obligations in any court referenced in Section 14.11(a) or (e) having jurisdiction, such remedy being in addition to any other remedy to which any party may be entitled at law or in equity. Subject to the following sentence, the parties acknowledge and agree that the provisions set forth in Sections 12.04(a) and (b) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, it is explicitly agreed that the right of Seller to an injunction, specific performance or other equitable remedies to enforce Buyer’s, Buyer Parent’s or Buyer Parent GP’s obligation to cause the proceeds of the Commitment Letters to be contributed to Buyer and to consummate the Closing shall be subject to the requirement that: (a) Buyer is required to consummate the Closing pursuant to Section 3.01 and Buyer fails to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 3.01, and (b) Seller has confirmed in writing that if the proceeds of the Commitment Letters are funded, then Seller would take such reasonable actions that are within its control to cause the Closing to occur. The parties acknowledge and agree that, in the event that the other party seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, the party seeking an injunction will not be required to provide any bond or other security in connection with any such order or injunction.
Section 14.15    Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, in writing at any time by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized Representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any preceding or subsequent breach.
Section 14.16    Rules of Construction. Interpretation of this Agreement and the other Transaction Agreements(except as specifically provided in any such agreement, in which case such specified rules of construction shall govern with respect to such agreement) shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to Articles, Sections, paragraphs, Exhibits and Schedules are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) references to “$” shall mean United States dollars; (d) the word “including” and words of similar import when used in the Transaction Agreements shall mean “including without limiting the generality of the foregoing,” unless otherwise specified; (e) the word “or” shall not be exclusive; (f) the table of contents, articles, titles and headings contained in the Transaction Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of the Transaction Agreements; (g) the Transaction Agreements shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted; (h) the Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein; (i) unless the context otherwise requires, the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (j) all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein; (k) any agreement or instrument defined or referred to herein or any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and references to all attachments thereto and instruments incorporated therein; (l) any statement that a document has been “delivered,” “provided” or “made available” to Buyer means that such document has been uploaded to the electronic data site titled “Project Cotton” established by Seller and maintained by Merrill Corporation not later than three (3) Business Days prior to the date of this Agreement; (m) any statute or regulation referred to herein means such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, includes any rules and regulations promulgated under such statute), and references to any section of any statute or regulation include any successor to such section; (n) all time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the date on which the period commences and including the date on which the period ends and by extending the period to the first succeeding Business Day if the last day of the period is not a Business Day; (o) references to any Person include such Person’s predecessors or successors, whether by merger, consolidation, amalgamation, reorganization or otherwise; (p) references to any Contract (including this Agreement) or organizational document are to the Contract or organizational document as amended, modified, supplemented or replaced from time to time, unless otherwise stated; and (q) references to “fraud” with respect to any party shall mean intentional (and not constructive) fraud by such party.
Section 14.17    Counterparts. This Agreement and each of the other Transaction Agreements may be executed in two (2) or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to any Transaction Agreement by facsimile or by electronic delivery in PDF format shall be as effective as delivery of a manually executed counterpart of any such Agreement.
Section 14.18    HFSG Guaranty. HFSG hereby fully, irrevocably and unconditionally guarantees to Buyer the full, complete and timely compliance with and performance of all agreements, covenants and obligations of Seller from time to time under this Agreement (the “Obligations” and, collectively, the “Guaranty”). The Obligations shall include Seller’s obligation to satisfy all payment obligations of Seller arising in connection with this Agreement, in each case, when and to the extent that, any of the same shall become due and payable or performance of or compliance with any of the same shall be required. HFSG hereby acknowledges and agrees that the Guaranty constitutes an absolute, present, primary, continuing and unconditional guaranty of performance, compliance and payment by Seller of the Obligations when due under this Agreement and not of collection only and is in no way conditioned or contingent upon any attempt to enforce such performance, compliance or payment by a guaranteed party upon any other condition or contingency. HFSG hereby waives any right to require a proceeding first against Seller. The Obligations shall not be subject to any reduction, limitation, impairment or termination for any reason (other than by indefeasible payment or performance in full of the Obligations) and shall not be subject to (a) any discharge of Seller from any of the Obligations in a bankruptcy or similar proceeding (except by indefeasible payment or performance in full of the Obligations) or (b) any other circumstance whatsoever which constitutes, or might be construed to constitute, an equitable or legal discharge of HFSG as guarantor under this Section 14.18. Notwithstanding the provisions of this Section 14.18, HFSG shall have the rights, remedies and legal or equitable defenses that are available to Seller under the terms of this Agreement or applicable Law with respect to the Obligations. Notwithstanding the foregoing, HFSG’s obligations under this Section 14.18 shall terminate on the third (3rd) anniversary of the Closing Date unless, prior to such date Buyer or a Buyer Indemnified Party, as applicable, has provided to Seller or HFSG with notice of a claim (including an applicable claim notice under Article XIII), in which case such claim shall continue to be subject to the Guaranty in accordance with this Section 14.18 notwithstanding the passing of such applicable date.
[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

ACTIVE 222932261

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

HARTFORD HOLDINGS, INC.

By:	/s/ Brion S. Johnson
	Name:	Brion S. Johnson
	Title:	President

THE HARTFORD FINANCIAL SERVICES GROUP, INC. (solely for purposes of Section 7.19, Section 8.06(b), Section 8.08, Section 8.09 and Article XIV and to the extent applicable to such Sections, Article I)

By:	/s/ Beth A. Bombara
	Name:	Beth A. Bombara
	Title:	Chief Financial Officer

Signature Page
Stock and Asset Purchase Agreement

HOPMEADOW ACQUISITION, INC.

By:	/s/ Henry Cornell
	Name:	Henry Cornell
	Title:	Authorized Signatory

HOPMEADOW HOLDINGS, LP

By:	/s/ Henry Cornell
	Name:	Henry Cornell
	Title:	Authorized Signatory
HOPMEADOW HOLDINGS GP LLC

By:	/s/ Henry Cornell
	Name:	Henry Cornell
	Title:	Authorized Signatory

Signature Page
Stock and Asset Purchase Agreement